FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING SECTION
SEP 25 2003
WASH. D.C.
155

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 24, 2003, Series 2003-4	333-104454

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 25 2003
THOMSON
FINANCIAL


03031719

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 24, 2003

NEW CENTURY MORTGAGE SECURITIES INC.

By: /s/Kevin Cloyd
Name: Kevin Cloyd
Title: Executive Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Computational Materials

$556,898,000
Approximately

New Century Home Equity Loan Trust 2003-4


NEW CENTURY℠
MORTGAGE CORPORATION

New Century Mortgage Securities, Inc
Depositor

New Century Mortgage Corporation
Originator & Master Servicer


UBS Investment Bank

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



The analysis in this report is based on information provided by New Century Mortgage Corporation (the "Originator and Master Servicer"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Approximately $556,898,000
New Century Home Equity Loan Trust 2003-4

New Century Mortgage Securities, Inc
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

Transaction Highlights

Offered Classes	Balance [3]	Description	Benchmark	Expected Ratings (S&P/ Moody's)	Avg Life[1][2]	Payment Window[1][2]	Initial Subordination Level
A-1	**908,399,000**	**FLT / SEN**	**1 mL**	**AAA / Aaa**	**Not Offered**		**19.25%**
A-2	150,000,000	FLT / SEN	1 mL	AAA / Aaa	2.81	10/03 - 02/12	19.25%
A-3	81,192,000	FLT / SEN / SEQ	1 mL	AAA / Aaa	1.00	10/03 - 10/05	19.25%
A-4	73,975,000	FLT / SEN / SEQ	1 mL	AAA / Aaa	4.79	10/05 - 02/12	19.25%
M-1	97,686,000	FLT / MEZ	1 mL	AA / Aa2	5.58	11/06 - 02/12	12.75%
M-2	78,901,000	FLT / MEZ	1 mL	A / A2	5.57	10/06 - 02/12	7.50%
M-3	22,543,000	FLT / MEZ	1 mL	A- / A3	5.56	10/06 - 02/12	6.00%
M-4	18,786,000	FLT / MEZ	1 mL	BBB+ / Baa1	5.56	10/06 - 02/12	4.75%
M-5	18,786,000	FLT / MEZ	1 mL	BBB / Baa2	5.56	10/06 - 02/12	3.50%
M-6	15,029,000	FLT / MEZ	1 mL	BBB- / Baa3	5.56	10/06 – 02/12	2.50%

1. Certificates are priced to the 10% optional clean-up call.
2. Based on the pricing prepayment speed described herein.
3. Bond sizes subject to a variance of +/- 5%.

Transaction Overview

Issuer: New Century Home Equity Loan Trust 2003-4

Depositor: New Century Mortgage Securities, Inc, a Delaware corporation

Originator and Master Servicer: New Century Mortgage Corporation

Trustee and Custodian: Deutsche Bank National Trust Company

Underwriter: UBS Securities LLC

Co-Managers: Banc of America Securities LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated

Offered Certificates: Approximately $1,213,566,000 senior floating-rate Certificates ("Class A Certificates", including the Class A-1 Certificates not offered hereby) and approximately $251,731,000 mezzanine Certificates ("Class M Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").

Non-Offered Certificates: The Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview

Collateral:	As of September 1, 2003 the Mortgage Loans will consist of approximately 8,578 adjustable-rate and fixed-rate, first lien or second lien, closed-end, subprime mortgage loans, totaling approximately $1,502,868,599.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 7,583 adjustable-rate and fixed-rate mortgage loans totaling $1,124,952,459 with principal balances at origination that conform to Fannie Mae loan limits.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 995 adjustable-rate and fixed-rate mortgage loans totaling $377,916,140 with principal balances at origination that may or may not conform to Fannie Mae loan limits.
Expected Pricing Date:	On or about September [19], 2003
Closing Date:	On or about September [22], 2003
Cut-off Date:	September 1, 2003
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2003.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Interest Accrual Period:	Interest with respect to the Offered Certificates will initially accrue from the Closing Date to, but excluding, the first Distribution Date. Thereafter, interest will accrue from the prior Distribution Date to, but excluding, the then current Distribution Date. With respect to the Offered Certificates, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview

Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of [0.027]% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.
Prepayment Assumption:	*Fixed Rate Mortgage Loans*: 4% CPR growing to 20% CPR over 12 months, and 20% CPR thereafter. *ARM Mortgage Loans*: CPR of 25%.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Credit Enhancement

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Offered Certificates and the Class P Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $7,514,343 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date:

The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 38.50%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Credit Enhancement Percentage

Class	Initial	After Stepdown Date
A	19.25%	38.50%
M-1	12.75%	25.50%
M-2	7.50%	15.00%
M-3	6.00%	12.00%
M-4	4.75%	9.50%
M-5	3.50%	7.00%
M-6	2.50%	5.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

Credit Enhancement

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the principal amount of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [45.00]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2006 through September 2007	[]%
October 2007 through September 2008	[]%
October 2008 through September 2009	[]%
October 2009 through September 2010	[]%
October 2010 and thereafter	[]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount and third, by the Class M Certificates in reverse numerical order.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Interest

Expense Adjusted Mortgage Rate: The applicable mortgage rate on each Mortgage Loan as of the first day of the related Due Period minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate Mortgage Loan) minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A-1 Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class A-2, Class A-3 and Class A-4 Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of the Group I Mortgage Loans the current principal amount of the Class A-1 Certificates and from the aggregate principal balance of the Group II Mortgage Loans the current principal amount of the Class A-2, Class A-3 and Class A-4 Certificates.

Net WAC Maximum Rate Cap: For any Distribution Date and the Class A Certificates, the rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates and the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2, Class A-3 and Class A-4 Certificates.

For any Distribution Date and the Class M Certificates, the rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) The related Formula Rate; and
(b) The related Net WAC Rate Cap

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Interest

Formula Rate:	The Formula Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of: (a) One-month LIBOR plus the related certificate margin; and (b) The related Net WAC Maximum Rate Cap
Interest Carry Forward Amount:	For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Cap Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.
Interest Distribution Amount:	The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class.
Senior Interest Distribution Amount:	The Senior Interest Distribution Amount for any Distribution Date is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.
Net WAC Cap Carryover Amount:	If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Cap Carryover Amount.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The Offered Certificates will benefit from three interest rate caps pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedules for the interest rate caps are available at the end of the term sheet.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Interest

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 Certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates, the Senior Interest Distribution Amount allocable to such Certificates, on a *pro rata* basis based on the entitlement of each such class. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated groups;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates; and

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates.

Step-up Coupon:

If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margins on each of the Class A-1, Class A-2 and Class A-4 Certificates will increase to 2.0 times their related initial margin and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, shall be distributed as follows:

(i) the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates (as described below) until the Certificate Principal Balances thereof have been reduced to zero and then to the holders of the Class A-1 Certificates, after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero.

With respect to the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates, all principal distributions of the Group II Principal Distribution Amount and the Class A-2/3/4 Principal Distribution Amount will be distributed to the Class A-2 Certificates (to the extent of the Class A-2 Allocation Percentage) and sequentially, to the Class A-3 Certificates and the Class A-4 Certificates (to the extent of the Class A-3/4 Allocation Percentage).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Principal

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount; and to the holders of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates (as described below), the Class A-2/3/4 Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero. Any Class A-1 Principal Distribution Amount or Group I Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount, but the amount of the Group I Principal Distribution Amount so allocated shall never exceed the Class A-2/3/4 Principal Distribution Amount; and any Class A-2/3/4 Principal Distribution Amount or Group II Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-1 Certificates, after taking into account the distribution of the Group I Principal Distribution Amount, but the amount of the Group II Principal Distribution Amount so allocated shall never exceed the Class A-1 Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

With respect to the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates, all principal distributions of the Group II Principal Distribution Amount and the Class A-2/3/4 Principal Distribution Amount will be distributed to the Class A-2 Certificates (to the extent of the Class A-2 Allocation Percentage) and sequentially, to the Class A-3 Certificates and the Class A-4 Certificates (to the extent of the Class A-3/4 Allocation Percentage).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Principal

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) To the holders of the Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon.

(xv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Offered Certificates any Net WAC Rate Carryover Amounts for such classes; and

(xvi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Principal

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Class A-1 Principal Distribution Amount:

The Class A-1 Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 61.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $5,624,762.

Class A-2/3/4 Principal Distribution Amount:

The Class A-2/3/4 Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 61.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $1,889,581.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Principal

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1 and Class A-2/3/4 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,514,343.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2/3/4 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,514,343.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2/3/4, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,514,343.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A-1, Class A-2/3/4, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,514,343.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Payment of Principal

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A-1, Class A-2/3/4, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,514,343.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A-1, Class A-2/3/4, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,514,343.

Class A-2 Allocation Percentage: The Class A-2 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates immediately prior to such Distribution Date.

Class A-3/4 Allocation Percentage: The Class A-3/4 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the aggregate Certificate Principal Balance of the Class A-3 Certificates and the Class A-4 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Class A-2 Certificates, the Class A-3 Certificates and the Class A-4 Certificates immediately prior to such Distribution Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Weighted Average Life Sensitivity

To Optional Termination

Percentage of Prepayment Curve

Certificate Class		50%	75%	100%	125%	150%
A-1	Wtd. Avg. Life (yrs.)	5.54	3.85	**2.90**	2.25	1.76
	Principal Window	Oct03 - Jun19	Oct03 - Nov14	**Oct03 - Feb12**	Oct03 - May10	Oct03 - Feb09
A-2	Wtd. Avg. Life (yrs.)	5.44	3.76	**2.81**	2.16	1.66
	Principal Window	Oct03 - Jun19	Oct03 - Nov14	**Oct03 - Feb12**	Oct03 - May10	Oct03 - Feb09
A-3	Wtd. Avg. Life (yrs.)	1.93	1.32	**1.00**	0.80	0.66
	Principal Window	Oct03 - Oct07	Oct03 - Jun06	**Oct03 - Oct05**	Oct03 - May05	Oct03 - Jan05
A-4	Wtd. Avg. Life (yrs.)	9.30	6.43	**4.79**	3.65	2.75
	Principal Window	Oct07 - Jun19	Jun06 - Nov14	**Oct05 - Feb12**	May05 - May10	Jan05 - Feb09
M-1	Wtd. Avg. Life (yrs.)	10.58	7.37	**5.58**	4.73	4.48
	Principal Window	Nov08 - Jun19	Mar07 - Nov14	**Nov06 - Feb12**	Feb07 - May10	Jun07 - Feb09
M-2	Wtd. Avg. Life (yrs.)	10.58	7.37	**5.57**	4.61	4.14
	Principal Window	Nov08 - Jun19	Mar07 - Nov14	**Oct06 - Feb12**	Dec06 - May10	Feb07 - Feb09
M-3	Wtd. Avg. Life (yrs.)	10.58	7.37	**5.56**	4.57	4.02
	Principal Window	Nov08 - Jun19	Mar07 - Nov14	**Oct06 - Feb12**	Nov06 - May10	Jan07 - Feb09
M-4	Wtd. Avg. Life (yrs.)	10.58	7.37	**5.56**	4.55	3.98
	Principal Window	Nov08 - Jun19	Mar07 - Nov14	**Oct06 - Feb12**	Nov06 - May10	Dec06 - Feb09
M-5	Wtd. Avg. Life (yrs.)	10.58	7.37	**5.56**	4.55	3.96
	Principal Window	Nov08 - Jun19	Mar07 - Nov14	**Oct06 - Feb12**	Nov06 - May10	Nov06 - Feb09
M-6	Wtd. Avg. Life (yrs.)	10.58	7.37	**5.56**	4.53	3.94
	Principal Window	Nov08 - Jun19	Mar07 - Nov14	**Oct06 - Feb12**	Oct06 - May10	Nov06 - Feb09

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. *Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus.* Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS
Investment
Bank

Weighted Average Life Sensitivity

To Maturity

Percentage of Prepayment Curve

Certificate Class		50%	75%	100%	125%	150%
A-1	Wtd. Avg. Life (yrs.)	5.90	4.16	**3.15**	2.45	1.92
	Principal Window	Oct03 - Aug31	Oct03 - Feb27	**Oct03 - May22**	Oct03 - Oct18	Oct03 - Mar16
A-2	Wtd. Avg. Life (yrs.)	5.78	4.05	**3.04**	2.34	1.81
	Principal Window	Oct03 - May31	Oct03 - Sep26	**Oct03 - Dec21**	Oct03 - May18	Oct03 - Oct15
A-3	Wtd. Avg. Life (yrs.)	1.93	1.32	**1.00**	0.80	0.66
	Principal Window	Oct03 - Oct07	Oct03 - Jun06	**Oct03 - Oct05**	Oct03 - May05	Oct03 - Jan05
A-4	Wtd. Avg. Life (yrs.)	10.01	7.04	**5.27**	4.03	3.06
	Principal Window	Oct07 - May31	Jun06 - Sep26	**Oct05 - Dec21**	May05 - May18	Jan05 - Oct15
M-1	Wtd. Avg. Life (yrs.)	11.47	8.10	**6.17**	5.20	4.87
	Principal Window	Nov08 - Mar29	Mar07 - Aug23	**Nov06 - Apr19**	Feb07 - Mar16	Jun07 - Dec13
M-2	Wtd. Avg. Life (yrs.)	11.39	8.03	**6.09**	5.03	4.49
	Principal Window	Nov08 - Sep27	Mar07 - Dec21	**Oct06 - Oct17**	Dec06 - Dec14	Feb07 - Dec12
M-3	Wtd. Avg. Life (yrs.)	11.28	7.93	**6.00**	4.93	4.32
	Principal Window	Nov08 - May25	Mar07 - Sep19	**Oct06 - Dec15**	Nov06 - Jun13	Jan07 - Sep11
M-4	Wtd. Avg. Life (yrs.)	11.18	7.84	**5.93**	4.85	4.23
	Principal Window	Nov08 - Apr24	Mar07 - Oct18	**Oct06 - Mar15**	Nov06 - Nov12	Dec06 - Feb11
M-5	Wtd. Avg. Life (yrs.)	11.03	7.72	**5.83**	4.77	4.14
	Principal Window	Nov08 - Jan23	Mar07 - Oct17	**Oct06 - May14**	Nov06 - Mar12	Nov06 - Aug10
M-6	Wtd. Avg. Life (yrs.)	10.78	7.51	**5.67**	4.62	4.02
	Principal Window	Nov08 - Jun21	Mar07 - May16	**Oct06 - Apr13**	Oct06 - Apr11	Nov06 - Nov09

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. *Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD* BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS
Investment
Bank

Net WAC Rate Cap (%) for the Class A-1 Certificates

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)
1	6.09	6.09	10.35	35	6.50	8.25	10.60	69	6.50	10.37	10.37
2	6.49	6.51	10.98	36	6.50	8.25	10.60	70	6.72	10.71	10.71
3	6.70	6.75	11.32	37	6.72	9.41	10.94	71	6.50	10.36	10.36
4	6.49	6.55	10.93	38	6.50	9.10	10.58	72	6.50	10.35	10.35
5	6.49	6.58	10.90	39	6.72	9.40	10.93	73	6.72	10.69	10.69
6	6.94	7.03	11.63	40	6.50	9.09	10.57	74	6.50	10.34	10.34
7	6.49	6.58	10.86	41	6.50	9.09	10.56	75	6.72	10.67	10.67
8	6.71	6.79	11.20	42	7.20	10.06	10.06	76	6.50	10.32	10.32
9	6.49	6.58	10.82	43	6.50	9.93	9.93	77	6.50	10.32	10.32
10	6.71	6.79	11.17	44	6.72	10.25	10.25	78	7.20	11.42	11.42
11	6.49	6.57	10.79	45	6.50	9.92	9.92	79	6.50	10.30	10.30
12	6.49	6.57	10.78	46	6.72	10.24	10.24	80	6.72	10.64	10.64
13	6.71	6.79	11.13	47	6.50	9.90	9.90	81	6.50	10.29	10.29
14	6.49	6.57	10.77	48	6.50	9.90	9.90	82	6.72	10.63	10.63
15	6.71	6.79	11.12	49	6.72	10.81	10.81	83	6.50	10.28	10.28
16	6.49	6.57	10.75	50	6.50	10.46	10.46	84	6.50	10.27	10.27
17	6.49	6.57	10.74	51	6.72	10.80	10.80	85	6.72	10.61	10.61
18	7.18	7.28	11.89	52	6.50	10.44	10.44	86	6.50	10.26	10.26
19	6.49	6.57	10.73	53	6.50	10.44	10.44	87	6.72	10.59	10.59
20	6.71	6.79	11.08	54	6.95	11.15	11.15	88	6.50	10.25	10.25
21	6.49	6.57	10.71	55	6.50	10.45	10.45	89	6.50	10.24	10.24
22	6.71	6.79	11.06	56	6.72	10.79	10.79	90	7.20	11.33	11.33
23	6.49	6.57	10.70	57	6.50	10.43	10.43	91	6.50	10.23	10.23
24	6.49	6.57	10.69	58	6.72	10.78	10.78	92	6.72	10.56	10.56
25	6.72	7.68	11.04	59	6.50	10.42	10.42	93	6.50	10.21	10.21
26	6.50	7.43	10.67	60	6.50	10.41	10.41	94	6.72	10.55	10.55
27	6.72	7.67	11.02	61	6.72	10.77	10.77	95	6.50	10.20	10.20
28	6.50	7.42	10.66	62	6.50	10.42	10.42	96	6.50	10.20	10.20
29	6.50	7.42	10.65	63	6.72	10.76	10.76	97	6.72	10.53	10.53
30	7.20	8.22	11.78	64	6.50	10.40	10.40	98	6.50	10.18	10.18
31	6.50	8.26	10.63	65	6.50	10.40	10.40	99	6.72	10.52	10.52
32	6.72	8.54	10.98	66	7.20	11.50	11.50	100	6.50	10.17	10.17
33	6.50	8.26	10.62	67	6.50	10.38	10.38	101	6.50	10.16	10.16
34	6.72	8.53	10.96	68	6.72	10.72	10.72	102	N/A	10.86	10.86

1. Assumes 6m LIBOR remains constant at 1.18%, 1m LIBOR remains constant at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied. The Net WAC Maximum Rate Cap is assumed.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Net WAC Rate Cap (%) for the Class A-2, Class A-3 and Class A-4 Certificates

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)
1	5.61	5.61	10.72
2	5.97	6.11	11.38
3	6.17	6.45	11.74
4	5.97	6.38	11.33
5	5.97	6.51	11.31
6	6.38	6.96	12.07
7	5.97	6.51	11.28
8	6.17	6.73	11.63
9	5.97	6.51	11.24
10	6.17	6.72	11.61
11	5.97	6.51	11.22
12	5.97	6.51	11.21
13	6.16	6.72	11.58
14	5.97	6.51	11.20
15	6.16	6.72	11.57
16	5.97	6.50	11.19
17	5.97	6.50	11.18
18	6.60	7.20	12.37
19	5.97	6.50	11.16
20	6.16	6.72	11.53
21	5.97	6.50	11.15
22	6.16	6.72	11.52
23	5.96	6.50	11.14
24	5.96	6.50	11.13
25	6.26	7.68	11.49
26	6.06	7.43	11.12
27	6.26	7.68	11.48
28	6.06	7.43	11.10
29	6.06	7.43	11.10
30	6.71	8.22	12.28
31	6.06	8.35	11.08
32	6.26	8.63	11.45
33	6.06	8.35	11.07
34	6.26	8.62	11.43
35	6.06	8.34	11.06
36	6.06	8.34	11.05
37	6.26	9.61	11.41
38	6.06	9.29	11.04
39	6.26	9.60	11.40
40	6.06	9.29	11.02
41	6.06	9.28	11.02
42	6.71	10.28	10.28
43	6.06	10.23	10.23
44	6.26	10.56	10.56
45	6.06	10.22	10.22
46	6.26	10.55	10.55
47	6.06	10.21	10.21
48	6.06	10.21	10.21
49	6.26	11.21	11.21
50	6.06	10.84	10.84
51	6.26	11.20	11.20
52	6.06	10.83	10.83
53	6.06	10.82	10.82
54	6.47	11.57	11.57
55	6.06	10.85	10.85
56	6.26	11.21	11.21
57	6.05	10.84	10.84
58	6.26	11.20	11.20
59	6.05	10.83	10.83
60	6.05	10.83	10.83
61	6.26	11.21	11.21
62	6.06	10.85	10.85
63	6.26	11.20	11.20
64	6.06	10.83	10.83
65	6.06	10.83	10.83
66	6.70	11.98	11.98
67	6.06	10.82	10.82
68	6.26	11.18	11.18
69	6.05	10.81	10.81
70	6.26	11.16	11.16
71	6.05	10.80	10.80
72	6.05	10.79	10.79
73	6.26	11.15	11.15
74	6.05	10.78	10.78
75	6.25	11.14	11.14
76	6.05	10.77	10.77
77	6.05	10.77	10.77
78	6.70	11.91	11.91
79	6.05	10.76	10.76
80	6.25	11.11	11.11
81	6.05	10.75	10.75
82	6.25	11.10	11.10
83	6.05	10.73	10.73
84	6.05	10.73	10.73
85	6.25	11.08	11.08
86	6.05	10.72	10.72
87	6.25	11.07	11.07
88	6.05	10.71	10.71
89	6.05	10.70	10.70
90	6.69	11.84	11.84
91	6.05	10.69	10.69
92	6.25	11.04	11.04
93	6.05	10.68	10.68
94	6.25	11.03	11.03
95	6.04	10.67	10.67
96	6.04	10.66	10.66
97	6.24	11.01	11.01
98	6.04	10.65	10.65
99	6.24	11.00	11.00
100	6.04	10.64	10.64
101	6.04	10.63	10.63
102	N/A	11.36	11.36

1. Assumes 6m LIBOR remains constant at 1.18%, 1m LIBOR remains constant at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied. The Net WAC Maximum Rate Cap is assumed.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

Net WAC Rate Cap (%) for the Class M Certificates

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)
1	5.97	5.97	10.44
2	6.36	6.41	11.08
3	6.57	6.68	11.42
4	6.36	6.51	11.03
5	6.36	6.56	11.01
6	6.80	7.01	11.74
7	6.36	6.56	10.96
8	6.57	6.78	11.31
9	6.36	6.56	10.93
10	6.57	6.78	11.28
11	6.36	6.56	10.90
12	6.36	6.56	10.89
13	6.57	6.78	11.25
14	6.36	6.56	10.88
15	6.57	6.78	11.23
16	6.36	6.56	10.86
17	6.36	6.56	10.85
18	7.04	7.26	12.01
19	6.36	6.56	10.84
20	6.57	6.78	11.19
21	6.36	6.56	10.82
22	6.57	6.77	11.17
23	6.36	6.56	10.81
24	6.36	6.56	10.80
25	6.60	7.68	11.15
26	6.39	7.43	10.78
27	6.60	7.67	11.14
28	6.39	7.43	10.77
29	6.39	7.42	10.76
30	7.08	8.22	11.91
31	6.39	8.29	10.75
32	6.60	8.56	11.10
33	6.39	8.28	10.73
34	6.60	8.55	11.08
35	6.39	8.27	10.72
36	6.39	8.27	10.71
37	6.61	9.46	11.06
38	6.39	9.15	10.70
39	6.61	9.45	11.05
40	6.39	9.14	10.68
41	6.40	9.13	10.67
42	7.08	10.11	10.11
43	6.40	10.00	10.00
44	6.61	10.33	10.33
45	6.40	9.99	9.99
46	6.61	10.32	10.32
47	6.39	9.98	9.98
48	6.39	9.97	9.97
49	6.61	10.91	10.91
50	6.39	10.55	10.55
51	6.61	10.90	10.90
52	6.39	10.54	10.54
53	6.39	10.53	10.53
54	6.84	11.25	11.25
55	6.39	10.55	10.55
56	6.61	10.89	10.89
57	6.39	10.53	10.53
58	6.61	10.88	10.88
59	6.39	10.52	10.52
60	6.39	10.51	10.51
61	6.61	10.88	10.88
62	6.40	10.52	10.52
63	6.61	10.86	10.86
64	6.40	10.51	10.51
65	6.40	10.50	10.50
66	7.08	11.62	11.62
67	6.39	10.49	10.49
68	6.61	10.83	10.83
69	6.39	10.48	10.48
70	6.61	10.82	10.82
71	6.39	10.46	10.46
72	6.39	10.46	10.46
73	6.61	10.80	10.80
74	6.39	10.45	10.45
75	6.61	10.79	10.79
76	6.39	10.43	10.43
77	6.39	10.43	10.43
78	7.08	11.54	11.54
79	6.39	10.41	10.41
80	6.61	10.75	10.75
81	6.39	10.40	10.40
82	6.61	10.74	10.74
83	6.39	10.39	10.39
84	6.39	10.38	10.38
85	6.61	10.72	10.72
86	6.39	10.37	10.37
87	6.61	10.71	10.71
88	6.39	10.36	10.36
89	6.39	10.35	10.35
90	7.08	11.45	11.45
91	6.39	10.34	10.34
92	6.61	10.68	10.68
93	6.39	10.33	10.33
94	6.61	10.66	10.66
95	6.39	10.31	10.31
96	6.39	10.31	10.31
97	6.61	10.65	10.65
98	6.39	10.30	10.30
99	6.61	10.63	10.63
100	6.39	10.28	10.28
101	6.39	10.28	10.28
102	N/A	10.98	10.98

1. Assumes 6m LIBOR remains constant at 1.18%, 1m LIBOR remains constant at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied. The Net WAC Maximum Rate Cap is assumed.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS
Investment
Bank

Interest Rate Cap Schedules

Period	Accrual Start	Accrual End	Interest Rate Cap #1		Interest Rate Cap #2		Interest Rate Cap #3	
			Notional Schedule	Strike Price (%)	Notional Schedule	Strike Price (%)	Notional Schedule	Strike Price (%)
1	09/22/2003	10/25/2003	901,395,000	6.40	290,573,000	5.95	247,251,000	6.30
2	10/25/2003	11/25/2003	881,655,000	6.40	283,487,000	5.95	247,276,000	6.30
3	11/25/2003	12/25/2003	861,880,000	6.40	276,456,000	5.95	247,299,000	6.30
4	12/25/2003	01/25/2004	842,060,000	6.40	269,476,000	5.95	247,320,000	6.30
5	01/25/2004	02/25/2004	822,188,000	6.40	262,543,000	5.95	247,340,000	6.30
6	02/25/2004	03/25/2004	802,258,000	6.40	255,655,000	5.95	247,358,000	6.30
7	03/25/2004	04/25/2004	782,267,000	6.40	248,811,000	5.95	247,375,000	6.30
8	04/25/2004	05/25/2004	762,212,000	6.40	242,007,000	5.95	247,389,000	6.30
9	05/25/2004	06/25/2004	742,095,000	6.40	235,243,000	5.95	247,401,000	6.30
10	06/25/2004	07/25/2004	721,918,000	6.40	228,518,000	5.95	247,412,000	6.30
11	07/25/2004	08/25/2004	701,685,000	6.40	221,833,000	5.95	247,420,000	6.30
12	08/25/2004	09/25/2004	681,402,000	6.40	215,186,000	5.95	247,426,000	6.30
13	09/25/2004	10/25/2004	661,079,000	6.40	208,580,000	5.95	247,430,000	6.30
14	10/25/2004	11/25/2004	641,215,000	6.40	202,126,000	5.95	247,434,000	6.30
15	11/25/2004	12/25/2004	621,801,000	6.40	195,822,000	5.95	247,437,000	6.30
16	12/25/2004	01/25/2005	602,827,000	6.40	189,664,000	5.95	247,441,000	6.30
17	01/25/2005	02/25/2005	584,281,000	6.40	183,649,000	5.95	247,445,000	6.30
18	02/25/2005	03/25/2005	566,156,000	6.40	177,773,000	5.95	247,449,000	6.30
19	03/25/2005	04/25/2005	548,440,000	6.40	172,033,000	5.95	247,453,000	6.30
20	04/25/2005	05/25/2005	531,126,000	6.40	166,426,000	5.95	247,456,000	6.30
21	05/25/2005	06/25/2005	514,203,000	6.40	160,948,000	5.95	247,460,000	6.30
22	06/25/2005	07/25/2005	497,662,000	6.40	155,598,000	5.95	247,464,000	6.30
23	07/25/2005	08/25/2005	481,496,000	6.40	150,371,000	5.95	247,468,000	6.30
24	08/25/2005	09/25/2005	465,696,000	6.40	145,266,000	5.95	247,471,000	6.30
25	09/25/2005	10/25/2005	450,253,000	7.25	140,278,000	7.30	247,475,000	7.30
26	10/25/2005	11/25/2005	435,161,000	7.25	135,410,000	7.30	247,479,000	7.30
27	11/25/2005	12/25/2005	420,410,000	7.25	130,655,000	7.30	247,483,000	7.30
28	12/25/2005	01/25/2006	405,992,000	7.25	126,009,000	7.30	247,486,000	7.30
29	01/25/2006	02/25/2006	391,901,000	7.25	121,471,000	7.30	247,490,000	7.30
30	02/25/2006	03/25/2006	155,899,000	8.10	38,558,000	8.20	97,136,000	8.10
31	03/25/2006	04/25/2006	150,771,000	8.10	37,243,000	8.20	97,136,000	8.10
32	04/25/2006	05/25/2006	145,738,000	8.10	35,954,000	8.20	97,136,000	8.10
33	05/25/2006	06/25/2006	140,799,000	8.10	34,688,000	8.20	97,136,000	8.10
34	06/25/2006	07/25/2006	135,951,000	8.10	33,446,000	8.20	97,136,000	8.10
35	07/25/2006	08/25/2006	131,193,000	8.10	32,228,000	8.20	97,136,000	8.10
36	08/25/2006	09/25/2006	126,523,000	8.10	31,032,000	8.20	97,136,000	8.10
37	09/25/2006	10/25/2006	117,044,000	8.90	26,376,000	9.20	93,605,000	9.00
38	10/25/2006	11/25/2006	117,044,000	8.90	26,376,000	9.20	89,871,000	9.00
39	11/25/2006	12/25/2006	117,044,000	8.90	26,376,000	9.20	84,797,000	9.00
40	12/25/2006	01/25/2007	117,044,000	8.90	26,376,000	9.20	79,866,000	9.00
41	01/25/2007	02/25/2007	115,687,000	8.90	26,376,000	9.20	77,555,000	9.00
42	02/25/2007	03/25/2007	-		-		-	

The Accrual Period for the Interest Rate Caps starts and includes the Accrual Start date and ends on but excludes the Accrual End date. All dates are subject to the modified business day convention. One-month LIBOR is observed two days prior to the start of each Accrual Period and payments will be determined using the Act/360 day-count convention.

The Payment Date for the Interest Rate Caps is three business days prior to the end of each accrual period.

Interest Rate Cap #1 is for the benefit of the Class A-1 Certificates. Interest Rate Cap #2 is for the benefit of the Class A-2, Class A-3 and Class A-4 Certificates. Interest Rate Cap #3 is for the benefit of the Class M Certificates.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Mortgage Loans (All Collateral)

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	**$1,502,868,599**
Number of Mortgage Loans:	**8,578**
Average Scheduled Principal Balance:	**$175,200**
Weighted Average Gross Coupon:	**7.072%**
Weighted Average Net Coupon:	**6.572%**
Weighted Average Original FICO Score:	**622**
Weighted Average Original LTV Ratio[1]:	**81.78%**
Weighted Average Stated Remaining Term (months):	**351**
Weighted Average Original Term (months):	**351**
Weighted Average Next Rate Adjustment Date[2]:	**August 2005**
Weighted Average Gross Margin[2]:	**5.661%**
Weighted Average Initial Rate Cap[2]:	**1.535%**
Weighted Average Periodic Rate Cap[2]:	**1.535%**
Weighted Average Gross Maximum Lifetime Rate[2]:	**14.172%**
Weighted Average Gross Minimum Lifetime Rate[2]:	**7.050%**

(1) As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans.
(2) Includes adjustable-rate Mortgage Loans only.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10 Yr IO --> 1 Mo LIBOR	80	$26,747,265.00	1.78%	$334,340.81	4.638%	82.00%	726	37.31%	0.00%
2 Yr Fixed --> 6Mo LIBOR	4,948	973,747,246.76	64.79	196,796.13	7.123	84.25	613	53.53	0.00
3 Yr Fixed --> 6Mo LIBOR	153	33,801,125.43	2.25	220,922.39	6.896	84.92	634	57.51	0.00
5 Yr Fixed --> 6Mo LIBOR	4	2,332,655.21	0.16	583,163.80	6.391	67.66	699	100.00	0.00
Fixed	3,393	466,240,306.76	31.02	137,412.41	7.121	76.45	634	72.15	5.31
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.000% - 4.499%	12	$4,276,226.00	0.28%	$356,352.17	4.162%	81.14%	735	42.77%	0.00%
4.500 - 4.999	66	20,437,557.56	1.36	309,659.96	4.649	82.60	726	38.51	0.00
5.000 - 5.499	243	63,112,050.49	4.20	259,720.37	5.277	69.85	697	90.38	0.00
5.500 - 5.999	662	161,540,569.39	10.75	244,018.99	5.780	75.48	661	81.04	0.00
6.000 - 6.499	780	178,828,504.57	11.90	229,267.31	6.252	80.92	642	67.66	0.00
6.500 - 6.999	1,649	339,795,374.34	22.61	206,061.48	6.770	82.90	625	60.51	0.00
7.000 - 7.499	1,339	250,592,126.17	16.67	187,148.71	7.242	85.10	619	48.43	0.00
7.500 - 7.999	1,434	235,788,221.23	15.69	164,426.93	7.727	83.63	598	48.43	0.04
8.000 - 8.499	734	99,743,297.21	6.64	135,890.05	8.210	83.45	581	49.61	0.12
8.500 - 8.999	603	77,961,638.68	5.19	129,289.62	8.685	81.30	568	44.26	0.49
9.000 - 9.499	201	19,911,836.33	1.32	99,063.86	9.193	78.18	560	52.78	3.30
9.500 - 9.999	441	29,274,279.65	1.95	66,381.59	9.711	85.77	585	72.96	43.19
10.000 - 10.499	208	10,635,192.73	0.71	51,130.73	10.219	87.49	596	60.59	54.16
10.500 - 10.999	129	6,580,261.59	0.44	51,009.78	10.787	87.34	598	63.35	55.37
11.000 - 11.499	44	2,865,729.21	0.19	65,130.21	11.153	79.74	565	69.10	28.23
11.500 - 11.999	19	944,163.30	0.06	49,692.81	11.862	84.91	578	58.01	49.27
12.000 - 12.499	13	492,670.71	0.03	37,897.75	12.143	83.89	574	95.21	36.21
12.500% - 12.999%	1	88,900.00	0.01	88,900.00	12.700	70.00	606	100.00	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
$0.01 - $50,000.00	714	$25,511,340.16	1.70%	$35,730.17	9.300%	86.00%	615	80.22%	51.81%
50,000.01 - 100,000.00	1,936	148,471,087.97	9.88	76,689.61	7.951	78.99	601	72.83	6.81
100,000.01 - 150,000.00	1,670	209,025,611.54	13.91	125,165.04	7.425	81.26	610	67.90	0.69
150,000.01 - 200,000.00	1,319	229,798,522.81	15.29	174,221.78	7.165	80.87	615	60.45	0.00
200,000.01 - 250,000.00	1,058	237,024,489.05	15.77	224,030.71	6.900	80.94	620	59.71	0.00
250,000.01 - 300,000.00	695	190,282,244.65	12.66	273,787.40	6.819	82.69	624	54.15	0.00
300,000.01 - 350,000.00	437	141,845,912.36	9.44	324,590.19	6.733	83.77	635	54.24	0.00
350,000.01 - 400,000.00	337	126,492,694.43	8.42	375,349.24	6.780	84.69	633	48.86	0.00
400,000.01 - 450,000.00	183	78,004,252.24	5.19	426,252.74	6.744	82.88	636	44.26	0.00
450,000.01 - 500,000.00	159	76,343,785.39	5.08	480,149.59	6.487	81.48	639	54.13	0.00
500,000.01 - 550,000.00	37	19,728,899.89	1.31	533,213.51	6.430	81.28	653	53.59	0.00
550,000.01 - 600,000.00	20	11,449,899.05	0.76	572,494.95	5.757	84.01	691	40.08	0.00
600,000.01 - 650,000.00	6	3,796,009.62	0.25	632,668.27	5.315	77.15	705	33.30	0.00
650,000.01 - 700,000.00	2	1,390,000.00	0.09	695,000.00	6.851	72.24	603	100.00	0.00
700,000.01 - 750,000.00	4	2,935,850.00	0.20	733,962.50	5.842	68.24	708	75.09	0.00
$750,000.01 - $800,000.00	1	768,000.00	0.05	768,000.00	6.750	80.00	791	100.00	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance	Number of Loans	Original Principal Balance	% of Pool by Orig. Princ. Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon[1]	Wtd. Avg. Original LTV[1]	Wtd. Avg. FICO[1]	% Full Doc Loan[1]	% Second Lien[1]
$0.01 - $50,000.00	714	$25,519,749.41	1.70%	$35,741.95	9.300%	86.00%	615	80.23%	51.81%
50,000.01 - 100,000.00	1,935	148,396,349.10	9.87	76,690.62	7.951	78.99	601	72.81	6.82
100,000.01 - 150,000.00	1,670	209,004,009.05	13.90	125,152.10	7.426	81.28	610	67.90	0.69
150,000.01 - 200,000.00	1,319	229,775,118.25	15.29	174,204.03	7.164	80.87	615	60.44	0.00
200,000.01 - 250,000.00	1,059	237,246,031.98	15.78	224,028.36	6.901	80.92	620	59.74	0.00
250,000.01 - 300,000.00	695	190,303,234.20	12.66	273,817.60	6.819	82.69	624	54.15	0.00
300,000.01 - 350,000.00	437	141,861,264.03	9.44	324,625.32	6.732	83.77	635	54.24	0.00
350,000.01 - 400,000.00	337	126,533,877.74	8.42	375,471.45	6.780	84.69	633	48.85	0.00
400,000.01 - 450,000.00	183	78,021,731.01	5.19	426,348.26	6.744	82.88	636	44.27	0.00
450,000.01 - 500,000.00	159	76,356,799.00	5.08	480,231.44	6.487	81.48	639	54.13	0.00
500,000.01 - 550,000.00	37	19,734,161.12	1.31	533,355.71	6.430	81.28	653	53.58	0.00
550,000.01 - 600,000.00	20	11,450,316.00	0.76	572,515.80	5.757	84.01	691	40.08	0.00
600,000.01 - 650,000.00	6	3,796,500.00	0.25	632,750.00	5.315	77.15	705	33.29	0.00
650,000.01 - 700,000.00	2	1,390,000.00	0.09	695,000.00	6.851	72.24	603	100.00	0.00
700,000.01 - 750,000.00	4	2,935,850.00	0.20	733,962.50	5.842	68.24	708	75.09	0.00
$750,000.01 - $800,000.00	1	768,000.00	0.05	768,000.00	6.750	80.00	791	100.00	0.00
Total:	**8,578**	**$1,503,092,990.89**	**100.00%**	**$175,226.51**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

1. At Origination

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
AA	6,023	$1,076,375,996.79	71.62%	$178,710.94	6.950%	83.83%	636	57.33%	2.13%
A+	1,070	181,660,757.47	12.09	169,776.41	7.243	79.02	590	60.54	1.00
A	9	3,865,879.61	0.26	429,542.18	6.756	69.04	692	100.00	0.00
A-	711	108,435,315.87	7.22	152,510.99	7.487	76.02	574	66.06	0.05
B	424	67,384,242.95	4.48	158,925.10	7.911	73.76	560	73.09	0.00
C	233	34,574,790.11	2.30	148,389.66	8.625	69.58	552	71.26	0.00
C-	23	3,042,675.61	0.20	132,290.24	9.968	63.51	555	79.31	0.00
C-HS	4	561,675.75	0.04	140,418.94	10.453	58.05	524	100.00	0.00
P1	63	20,971,765.00	1.40	332,885.16	4.550	82.64	737	33.30	0.00
P2	1	236,000.00	0.02	236,000.00	4.600	80.00	747	0.00	0.00
P3	14	5,051,500.00	0.34	360,821.43	5.004	79.76	692	45.32	0.00
P4	3	708,000.00	0.05	236,000.00	5.218	78.97	668	100.00	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
120 or less	23	$1,456,704.90	0.10%	$63,335.00	7.157%	60.99%	625	83.24%	0.00%
121 - 180	333	33,755,163.74	2.25	101,366.86	7.059	70.07	619	72.31	3.69
181 - 240	716	42,327,316.66	2.82	59,116.36	8.667	87.89	636	80.76	55.48
241 - 300	92	27,826,471.74	1.85	302,461.65	4.741	81.63	724	39.75	0.00
301 - 360	7,414	1,397,502,942.12	92.99	188,495.14	7.070	81.91	620	58.57	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
120	23	$1,456,704.90	0.10%	$63,335.00	7.157%	60.99%	625	83.24%	0.00%
180	333	33,755,163.74	2.25	101,366.86	7.059	70.07	619	72.31	3.69
240	716	42,327,316.66	2.82	59,116.36	8.667	87.89	636	80.76	55.48
300	92	27,826,471.74	1.85	302,461.65	4.741	81.63	724	39.75	0.00
360	7,414	1,397,502,942.12	92.99	188,495.14	7.070	81.91	620	58.57	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
30.00% or less	38	$3,634,895.35	0.24%	$95,655.14	6.616%	23.41%	623	69.27%	0.00%
30.01 - 35.00	31	3,371,095.90	0.22	108,745.03	6.551	32.77	655	83.28	0.00
35.01 - 40.00	49	5,891,682.23	0.39	120,238.41	6.674	37.78	628	60.84	0.00
40.01 - 45.00	64	8,351,095.30	0.56	130,485.86	6.848	42.54	625	73.17	0.00
45.01 - 50.00	112	17,730,365.81	1.18	158,306.84	6.438	47.81	636	72.01	0.00
50.01 - 55.00	135	22,017,061.63	1.47	163,089.35	6.627	52.94	622	73.55	0.00
55.01 - 60.00	205	34,900,653.44	2.32	170,247.09	6.617	58.02	613	68.40	0.00
60.01 - 65.00	376	65,787,065.55	4.38	174,965.60	6.817	63.43	605	62.85	0.00
65.01 - 70.00	505	87,033,607.74	5.79	172,343.78	6.833	68.63	607	65.03	0.04
70.01 - 75.00	738	133,539,348.01	8.89	180,947.63	7.141	73.98	599	59.55	0.00
75.01 - 80.00	2,109	369,731,869.75	24.60	175,311.46	6.909	79.55	615	62.00	0.01
80.01 - 85.00	1,056	201,271,737.30	13.39	190,598.24	7.214	84.60	605	48.80	0.03
85.01 - 90.00	1,365	268,889,147.05	17.89	196,988.39	7.122	89.68	622	51.08	0.05
90.01 - 95.00	518	102,201,435.48	6.80	197,300.07	7.228	94.73	643	64.52	0.31
95.01% - 100.00%	1,277	178,517,538.62	11.88	139,794.47	7.491	99.93	675	63.47	13.53
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000% - 1.249%	3	$485,581.17	0.05%	$161,860.39	7.262%	89.17%	671	18.52%	0.00%
3.000 - 3.249	11	3,948,306.00	0.38	358,936.91	4.144	81.23	735	38.02	0.00
3.250 - 3.499	8	2,085,420.00	0.20	260,677.50	4.567	76.95	728	43.97	0.00
3.500 - 3.749	51	16,642,839.00	1.61	326,330.18	4.714	84.11	733	34.06	0.00
3.750 - 3.999	2	1,131,200.00	0.11	565,600.00	5.100	80.00	687	0.00	0.00
4.000 - 4.249	9	3,336,100.00	0.32	370,677.78	5.124	79.43	690	56.46	0.00
4.500 - 4.749	1	127,000.00	0.01	127,000.00	5.610	56.95	668	100.00	0.00
4.750 - 4.999	1	48,673.77	0.00	48,673.77	6.250	80.00	647	100.00	0.00
5.000 - 5.249	4	1,056,150.00	0.10	264,037.50	7.143	92.38	640	43.02	0.00
5.250 - 5.499	304	57,675,243.61	5.56	189,721.20	7.039	83.61	614	47.79	0.00
5.500 - 5.749	2,574	543,934,754.58	52.47	211,318.86	6.928	86.69	631	49.12	0.00
5.750 - 5.999	916	184,502,291.90	17.80	201,421.72	7.097	83.28	605	53.73	0.00
6.000 - 6.249	654	117,196,433.21	11.31	179,199.44	7.236	82.03	598	63.84	0.00
6.250 - 6.499	290	49,004,645.43	4.73	168,981.54	7.795	77.12	556	69.60	0.00
6.500 - 6.749	186	30,968,264.00	2.99	166,496.04	7.974	74.42	562	68.23	0.00
6.750 - 6.999	123	18,678,195.60	1.80	151,855.25	8.090	76.27	579	73.76	0.00
7.000 - 7.249	43	4,785,423.14	0.46	111,288.91	10.165	69.61	539	85.64	0.00
7.250 - 7.499	1	242,000.00	0.02	242,000.00	6.850	78.06	592	100.00	0.00
7.500 - 7.749	2	463,700.00	0.04	231,850.00	7.616	86.93	610	30.71	0.00
7.750 - 7.999	1	154,895.99	0.01	154,895.99	8.000	73.81	534	100.00	0.00
8.500% or above	1	161,175.00	0.02	161,175.00	9.850	75.00	535	0.00	0.00
Total:	**5,185**	**$1,036,628,292.40**	**100.00%**	**$199,928.31**	**7.050%**	**84.18%**	**617**	**53.35%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. *Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD* BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.000% - 4.499%	12	$4,276,226.00	0.41%	$356,352.17	4.162%	81.14%	735	42.77%	0.00%
4.500 - 4.999	66	20,437,557.56	1.97	309,659.96	4.649	82.60	726	38.51	0.00
5.000 - 5.499	60	18,516,488.98	1.79	308,608.15	5.248	80.65	661	77.61	0.00
5.500 - 5.999	344	91,342,017.44	8.81	265,529.12	5.807	81.37	649	75.36	0.00
6.000 - 6.499	564	136,076,372.05	13.13	241,270.16	6.265	84.45	641	63.96	0.00
6.500 - 6.999	1,205	262,809,955.38	25.35	218,099.55	6.766	85.06	624	55.96	0.00
7.000 - 7.499	937	184,698,600.00	17.82	197,116.97	7.247	86.37	618	44.15	0.00
7.500 - 7.999	929	166,487,905.44	16.06	179,211.95	7.727	84.66	593	44.83	0.00
8.000 - 8.499	480	71,929,674.64	6.94	149,853.49	8.210	83.84	574	46.60	0.00
8.500 - 8.999	367	54,688,118.22	5.28	149,013.95	8.674	81.80	562	41.02	0.00
9.000 - 9.499	94	11,109,347.94	1.07	118,184.55	9.196	77.15	556	49.30	0.00
9.500 - 9.999	68	8,829,819.30	0.85	129,850.28	9.708	75.30	543	57.49	0.00
10.000 - 10.499	15	1,510,461.71	0.15	100,697.45	10.289	70.32	547	47.00	0.00
10.500 - 10.999	17	1,685,445.57	0.16	99,143.86	10.738	69.74	540	53.23	0.00
11.000 - 11.499	17	1,571,755.17	0.15	92,456.19	11.147	72.00	534	76.31	0.00
11.500 - 11.999	5	381,750.00	0.04	76,350.00	11.792	71.31	525	62.76	0.00
12.000 - 12.499	4	187,897.00	0.02	46,974.25	12.080	71.21	521	100.00	0.00
12.500% - 12.999%	1	88,900.00	0.01	88,900.00	12.700	70.00	606	100.00	0.00
Total:	**5,185**	**$1,036,628,292.40**	**100.00%**	**$199,928.31**	**7.050%**	**84.18%**	**617**	**53.35%**	**0.00%**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10.500% - 10.999%	1	$337,500.00	0.03%	$337,500.00	4.900%	90.00%	774	100.00%	0.00%
11.500 - 11.999	11	3,037,973.77	0.29	276,179.43	4.995	71.97	649	72.63	0.00
12.000 - 12.499	50	14,345,188.98	1.38	286,903.78	5.305	80.97	652	87.05	0.00
12.500 - 12.999	346	92,539,094.71	8.93	267,454.03	5.835	81.46	650	75.68	0.00
13.000 - 13.499	564	135,938,772.05	13.11	241,026.19	6.266	84.46	641	64.03	0.00
13.500 - 13.999	1,209	262,861,452.59	25.36	217,420.56	6.773	85.11	623	55.75	0.00
14.000 - 14.499	938	184,820,200.00	17.83	197,036.46	7.249	86.36	618	44.13	0.00
14.500 - 14.999	921	164,709,431.25	15.89	178,837.60	7.729	84.71	593	44.33	0.00
15.000 - 15.499	480	71,826,924.64	6.93	149,639.43	8.213	83.82	574	46.66	0.00
15.500 - 15.999	367	54,463,862.72	5.25	148,402.90	8.678	81.83	562	41.18	0.00
16.000 - 16.499	104	15,208,323.94	1.47	146,233.88	7.780	78.35	606	48.04	0.00
16.500 - 16.999	123	26,519,058.30	2.56	215,602.10	6.283	80.48	672	42.30	0.00
17.000 - 17.499	26	5,977,761.71	0.58	229,913.91	6.425	77.24	653	43.38	0.00
17.500 - 17.999	18	1,812,445.57	0.17	100,691.42	10.378	68.84	549	56.50	0.00
18.000 - 18.499	17	1,571,755.17	0.15	92,456.19	11.147	72.00	534	76.31	0.00
18.500 - 18.999	5	381,750.00	0.04	76,350.00	11.792	71.31	525	62.76	0.00
19.000 - 19.499	4	187,897.00	0.02	46,974.25	12.080	71.21	521	100.00	0.00
19.500% - 19.999%	1	88,900.00	0.01	88,900.00	12.700	70.00	606	100.00	0.00
Total:	**5,185**	**$1,036,628,292.40**	**100.00%**	**$199,928.31**	**7.050%**	**84.18%**	**617**	**53.35%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	25	$6,992,022.88	0.67%	$279,680.92	7.148%	74.67%	640	70.27%	0.00%
1.500	5,080	1,002,889,004.52	96.75	197,419.10	7.113	84.31	614	53.66	0.00
3.000%	80	26,747,265.00	2.58	334,340.81	4.638	82.00	726	37.31	0.00
Total:	**5,185**	**$1,036,628,292.40**	**100.00%**	**$199,928.31**	**7.050%**	**84.18%**	**617**	**53.35%**	**0.00%**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	25	$6,992,022.88	0.67%	$279,680.92	7.148%	74.67%	640	70.27%	0.00%
1.500	5,080	1,002,889,004.52	96.75	197,419.10	7.113	84.31	614	53.66	0.00
3.000%	80	26,747,265.00	2.58	334,340.81	4.638	82.00	726	37.31	0.00
Total:	**5,185**	**$1,036,628,292.40**	**100.00%**	**$199,928.31**	**7.050%**	**84.18%**	**617**	**53.35%**	**0.00%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
October 2003	80	$26,747,265.00	2.58%	$334,340.81	4.638%	82.00%	726	37.31%	0.00%
May 2005	2	474,293.91	0.05	237,146.96	6.790	87.43	603	26.46	0.00
June 2005	4	782,309.12	0.08	195,577.28	7.678	81.33	572	85.32	0.00
July 2005	79	12,537,437.50	1.21	158,701.74	7.828	80.04	589	59.01	0.00
August 2005	553	116,847,158.95	11.27	211,296.85	7.132	84.25	611	45.93	0.00
September 2005	4,310	843,106,047.28	81.33	195,616.25	7.111	84.32	614	54.49	0.00
July 2006	5	786,136.85	0.08	157,227.37	7.210	84.37	579	27.81	0.00
August 2006	15	4,074,583.55	0.39	271,638.90	6.704	82.21	629	35.67	0.00
September 2006	132	28,994,960.24	2.80	219,658.79	6.891	84.98	635	61.89	0.00
October 2006	5	2,278,100.00	0.22	455,620.00	6.672	71.43	710	94.55	0.00
Total:	**5,185**	**$1,036,628,292.40**	**100.00%**	**$199,928.31**	**7.050%**	**84.18%**	**617**	**53.35%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California	2,708	$637,319,272.36	42.41%	$235,346.85	6.759%	81.20%	628	57.04%	1.58%
Florida	641	87,232,842.86	5.80	136,088.68	7.418	82.89	614	52.92	1.36
New York	370	84,593,970.69	5.63	228,632.35	6.889	76.75	623	57.66	0.30
Texas	672	66,263,184.18	4.41	98,605.93	7.784	79.65	601	68.25	1.83
Illinois	343	63,030,993.43	4.19	183,763.83	7.168	82.01	630	59.96	0.88
Massachusetts	217	50,037,750.81	3.33	230,588.71	6.896	80.20	628	53.22	0.73
New Jersey	227	45,498,590.67	3.03	200,434.32	7.123	78.71	618	54.53	0.45
Washington	263	42,780,225.59	2.85	162,662.45	7.266	86.83	631	50.42	4.14
Michigan	296	38,794,096.03	2.58	131,061.14	7.346	83.10	616	60.33	0.52
Colorado	202	33,807,803.19	2.25	167,365.36	7.166	86.63	625	61.42	4.23
Virginia	151	30,683,271.41	2.04	203,200.47	7.049	81.65	618	62.79	1.36
Maryland	150	30,547,972.90	2.03	203,653.15	6.867	79.35	620	73.58	1.24
Ohio	216	23,371,933.97	1.56	108,203.40	7.464	84.80	611	73.04	0.00
Connecticut	128	22,467,126.89	1.49	175,524.43	7.212	83.66	627	56.51	1.30
Minnesota	129	20,082,820.29	1.34	155,680.78	7.258	83.06	618	66.97	3.43
Other	1,865	226,356,743.89	15.06	121,370.91	7.542	84.23	611	64.40	2.53
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	7,940	$1,402,559,078.38	93.33%	$176,644.72	7.061%	82.09%	620	60.14%	1.77%
Non-Owner Occupied	587	90,439,716.63	6.02	154,071.07	7.244	76.84	651	47.32	0.00
Second Home	51	9,869,804.15	0.66	193,525.57	6.999	84.14	651	30.68	0.00
Total:	***8,578***	***$1,502,868,599.16***	***100.00%***	***$175,200.35***	***7.072%***	***81.78%***	***622***	***59.18%***	***1.65%***

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. *The Underwriter(s) may hold long or short positions in or buy and* sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	6,586	$1,121,338,133.74	74.61%	$170,260.88	7.081%	81.59%	618	60.44%	1.63%
PUD Detached	697	138,205,768.54	9.20	198,286.61	7.071	82.94	623	59.33	2.43
2-4 Family Residence	583	124,703,147.21	8.30	213,899.05	7.123	79.53	637	46.08	0.30
Condominium	506	84,030,058.36	5.59	166,067.31	6.898	85.59	645	59.59	2.27
PUD Attached	193	30,156,318.04	2.01	156,250.35	7.021	84.15	627	59.01	2.97
Multifamily > 4 units	7	3,182,251.06	0.21	454,607.29	6.503	66.68	696	100.00	0.00
Mixed Use	2	683,628.55	0.05	341,814.28	7.930	80.00	673	100.00	0.00
Modular	4	569,293.66	0.04	142,323.42	7.644	85.44	610	82.08	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Cashout Refinance	5,066	$893,784,752.16	59.47%	$176,428.10	7.101%	78.51%	606	62.39%	0.46%
Purchase	2,695	472,860,701.72	31.46	175,458.52	7.026	88.68	652	50.79	4.21
Rate/Term Refinance	817	136,223,145.28	9.06	166,735.80	7.038	79.31	622	67.22	0.55
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	5,544	$889,388,429.52	59.18%	$160,423.60	6.928%	81.16%	617	100.00%	2.20%
Stated Documentation	2,717	553,786,486.65	36.85	203,822.78	7.312	82.68	630	0.00	0.72
Limited Documentation	317	59,693,682.99	3.97	188,308.15	6.993	82.75	620	0.00	1.97
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

UBS Investment Bank

The Mortgage Loans (All Collateral)

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	434	$63,040,917.64	4.19%	$145,255.57	8.248%	73.73%	510	65.13%	0.00%
520 - 539	709	108,155,333.04	7.20	152,546.31	7.944	75.59	530	66.43	0.00
540 - 559	783	125,761,465.35	8.37	160,614.90	7.602	77.63	550	65.11	0.00
560 - 579	731	125,671,537.94	8.36	171,917.29	7.284	79.15	569	65.81	0.03
580 - 599	823	132,156,289.12	8.79	160,578.72	7.332	81.45	589	63.40	1.86
600 - 619	1,080	180,231,339.85	11.99	166,880.87	7.118	82.16	610	64.69	2.84
620 - 639	1,076	185,800,754.11	12.36	172,677.28	6.966	84.18	629	60.09	2.96
640 - 659	939	167,676,476.78	11.16	178,569.20	6.854	84.44	649	51.81	2.88
660 - 679	694	130,379,655.92	8.68	187,866.94	6.794	86.75	669	46.45	2.24
680 - 699	517	106,810,996.57	7.11	206,597.67	6.579	85.19	689	50.13	1.68
700 - 719	293	65,045,658.88	4.33	221,998.84	6.324	83.92	710	50.70	1.93
720 - 739	188	41,992,844.43	2.79	223,366.19	6.164	83.93	729	50.39	0.93
740 - 759	136	30,724,441.43	2.04	225,915.01	6.217	84.33	749	56.13	0.64
760 - 779	106	23,949,100.03	1.59	225,934.91	5.890	77.75	769	72.41	0.60
780 - 799	60	13,502,049.07	0.90	225,034.15	5.948	76.18	788	69.96	1.00
800 - 819	9	1,969,739.00	0.13	218,859.89	5.391	66.52	806	36.20	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	2,101	$320,909,534.75	21.35%	$152,741.33	7.229%	81.91%	623	54.96%	2.77%
12	679	160,597,227.33	10.69	236,520.22	6.755	79.35	638	58.88	1.15
24	3,896	732,612,860.66	48.75	188,042.32	7.104	84.19	614	55.96	1.03
36	1,896	285,886,457.84	19.02	150,784.00	6.997	76.98	632	71.93	2.28
48	4	2,332,655.21	0.16	583,163.80	6.391	67.66	699	100.00	0.00
108	2	529,863.37	0.04	264,931.69	6.760	59.71	725	100.00	0.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1st Lien	7,991	$1,478,104,106.39	98.35%	$184,971.11	7.022%	81.48%	622	58.84%	0.00%
2nd Lien	587	24,764,492.77	1.65	42,188.23	10.062	99.69	643	79.16	100.00
Total:	**8,578**	**$1,502,868,599.16**	**100.00%**	**$175,200.35**	**7.072%**	**81.78%**	**622**	**59.18%**	**1.65%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Group I Mortgage Loans

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	**$1,124,952,459**
Number of Mortgage Loans:	**7,583**
Average Scheduled Principal Balance:	**$148,352**
Weighted Average Gross Coupon:	**7.207%**
Weighted Average Net Coupon:	**6.707%**
Weighted Average Original FICO Score:	**616**
Weighted Average Original LTV Ratio[1]:	**81.22%**
Weighted Average Stated Remaining Term (months):	**350**
Weighted Average Original Term (months):	**350**
Weighted Average Next Rate Adjustment Date[2]:	**August 2005**
Weighted Average Gross Margin[2]:	**5.711%**
Weighted Average Initial Rate Cap[2]:	**1.516%**
Weighted Average Periodic Rate Cap[2]:	**1.516%**
Weighted Average Gross Maximum Lifetime Rate[2]:	**14.252%**
Weighted Average Gross Minimum Lifetime Rate[2]:	**7.197%**

(1) As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans.
(2) Includes adjustable-rate Mortgage Loans only.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

UBS Investment Bank

The Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10 Yr IO --> 1 Mo LIBOR	42	$8,674,119.00	0.77%	$206,526.64	4.626%	81.96%	730	42.40%	0.00%
2 Yr Fixed --> 6Mo LIBOR	4,311	716,347,847.79	63.68	166,167.44	7.234	83.74	608	56.28	0.00
3 Yr Fixed --> 6Mo LIBOR	121	20,892,569.04	1.86	172,665.86	6.998	83.54	622	60.20	0.00
Fixed	3,109	379,037,923.10	33.69	121,916.35	7.227	76.31	629	72.28	4.64
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.000% - 4.499%	5	$1,071,157.00	0.10%	$214,231.40	4.153%	80.59%	733	61.72%	0.00%
4.500 - 4.999	40	8,168,977.00	0.73	204,224.43	4.655	80.90	718	41.66	0.00
5.000 - 5.499	184	38,101,397.83	3.39	207,072.81	5.291	68.27	699	92.14	0.00
5.500 - 5.999	522	103,392,053.91	9.19	198,069.07	5.769	73.87	662	84.40	0.00
6.000 - 6.499	639	120,207,036.67	10.69	188,117.43	6.253	79.63	639	71.59	0.00
6.500 - 6.999	1,406	241,889,631.03	21.50	172,040.99	6.771	81.93	624	64.34	0.00
7.000 - 7.499	1,191	192,037,279.43	17.07	161,240.37	7.241	84.42	616	52.87	0.00
7.500 - 7.999	1,343	199,245,591.49	17.71	148,358.59	7.731	83.35	597	52.09	0.02
8.000 - 8.499	708	89,796,316.26	7.98	126,830.96	8.209	83.10	580	52.52	0.13
8.500 - 8.999	579	69,002,021.48	6.13	119,174.48	8.682	81.14	568	48.69	0.47
9.000 - 9.499	198	19,367,456.33	1.72	97,815.44	9.190	78.25	558	53.15	2.29
9.500 - 9.999	383	23,702,885.48	2.11	61,887.43	9.723	83.79	575	68.87	34.03
10.000 - 10.499	194	9,255,853.06	0.82	47,710.58	10.212	87.00	594	64.70	51.25
10.500 - 10.999	117	5,614,738.74	0.50	47,989.22	10.767	85.17	588	62.51	47.70
11.000 - 11.499	41	2,574,329.21	0.23	62,788.52	11.149	77.44	554	76.93	20.10
11.500 - 11.999	19	944,163.30	0.08	49,692.81	11.862	84.91	578	58.01	49.27
12.000 - 12.499	13	492,670.71	0.04	37,897.75	12.143	83.89	574	95.21	36.21
12.500% - 12.999%	1	88,900.00	0.01	88,900.00	12.700	70.00	606	100.00	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Group I Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
$0.01 - $50,000.00	714	$25,511,340.16	2.27%	$35,730.17	9.300%	86.00%	615	80.22%	51.81%
50,000.01 - 100,000.00	1,861	142,712,903.95	12.69	76,686.14	7.868	78.17	599	72.65	3.05
100,000.01 - 150,000.00	1,657	207,457,380.54	18.44	125,200.59	7.409	81.13	609	67.77	0.00
150,000.01 - 200,000.00	1,317	229,467,484.44	20.40	174,234.99	7.163	80.90	615	60.46	0.00
200,000.01 - 250,000.00	1,058	237,024,489.05	21.07	224,030.71	6.900	80.94	620	59.71	0.00
250,000.01 - 300,000.00	695	190,282,244.65	16.91	273,787.40	6.819	82.69	624	54.15	0.00
300,000.01 - 350,000.00	230	72,314,201.71	6.43	314,409.57	6.752	83.84	637	54.41	0.00
350,000.01 - 400,000.00	32	12,048,759.00	1.07	376,523.72	7.102	81.33	648	24.81	0.00
400,000.01 - 450,000.00	17	7,134,074.44	0.63	419,651.44	7.425	83.29	638	35.41	0.00
$450,000.01 - $500,000.00	2	999,580.99	0.09	499,790.50	6.950	71.97	727	49.98	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance	Number of Loans	Original Principal Balance	% of Pool by Orig. Princ. Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon[1]	Wtd. Avg. Original LTV[1]	Wtd. Avg. FICO[1]	% Full Doc Loan[1]	% Second Lien[1]
$0.01 - $50,000.00	714	$25,519,749.41	2.27%	$35,741.95	9.300%	86.00%	615	80.23%	51.81%
50,000.01 - 100,000.00	1,860	142,637,044.10	12.68	76,686.58	7.869	78.16	599	72.63	3.06
100,000.01 - 150,000.00	1,657	207,435,778.05	18.44	125,187.55	7.409	81.15	609	67.76	0.00
150,000.01 - 200,000.00	1,317	229,443,943.25	20.39	174,217.12	7.162	80.90	615	60.45	0.00
200,000.01 - 250,000.00	1,059	237,246,031.98	21.09	224,028.36	6.901	80.92	620	59.74	0.00
250,000.01 - 300,000.00	695	190,303,234.20	16.91	273,817.60	6.819	82.69	624	54.15	0.00
300,000.01 - 350,000.00	230	72,320,954.27	6.43	314,438.93	6.752	83.84	637	54.40	0.00
350,000.01 - 400,000.00	32	12,051,706.80	1.07	376,615.84	7.102	81.33	648	24.81	0.00
400,000.01 - 450,000.00	17	7,135,277.00	0.63	419,722.18	7.425	83.29	638	35.40	0.00
$450,000.01 - $500,000.00	2	999,999.00	0.09	499,999.50	6.950	71.97	728	50.00	0.00
Total:	**7,583**	**$1,125,093,718.06**	**100.00%**	**$148,370.53**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

1. At Origination

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Group I Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
AA	5,267	$794,619,392.87	70.64%	$150,867.55	7.044%	83.35%	632	59.23%	2.03%
A+	965	140,675,840.63	12.51	145,778.07	7.353	78.60	587	63.07	1.05
A-	660	88,972,617.03	7.91	134,807.00	7.550	75.88	573	69.04	0.00
B	401	58,572,798.30	5.21	146,066.83	7.986	73.92	558	74.56	0.00
C	220	29,613,339.74	2.63	134,606.09	8.727	69.25	552	75.11	0.00
C-	23	3,042,675.61	0.27	132,290.24	9.968	63.51	555	79.31	0.00
C-HS	4	561,675.75	0.05	140,418.94	10.453	58.05	524	100.00	0.00
P1	34	7,134,119.00	0.63	209,827.03	4.616	82.50	741	36.96	0.00
P2	1	236,000.00	0.02	236,000.00	4.600	80.00	747	0.00	0.00
P3	6	1,258,000.00	0.11	209,666.67	4.867	81.67	694	61.65	0.00
P4	2	266,000.00	0.02	133,000.00	5.349	68.94	664	100.00	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
120 or less	23	$1,456,704.90	0.13%	$63,335.00	7.157%	60.99%	625	83.24%	0.00%
121 - 180	323	31,167,398.74	2.77	96,493.49	7.088	69.85	616	72.58	3.02
181 - 240	631	34,608,551.64	3.08	54,847.15	8.479	85.79	633	80.89	47.96
241 - 300	54	9,753,325.74	0.87	180,617.14	4.921	80.93	722	48.78	0.00
301 - 360	6,552	1,047,966,477.91	93.16	159,946.04	7.190	81.44	615	60.77	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
120	23	$1,456,704.90	0.13%	$63,335.00	7.157%	60.99%	625	83.24%	0.00%
180	323	31,167,398.74	2.77	96,493.49	7.088	69.85	616	72.58	3.02
240	631	34,608,551.64	3.08	54,847.15	8.479	85.79	633	80.89	47.96
300	54	9,753,325.74	0.87	180,617.14	4.921	80.93	722	48.78	0.00
360	6,552	1,047,966,477.91	93.16	159,946.04	7.190	81.44	615	60.77	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Group I Mortgage Loans

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
30.00% or less	37	$3,135,316.41	0.28%	$84,738.28	6.574%	24.07%	634	80.30%	0.00%
30.01 - 35.00	30	2,872,095.90	0.26	95,736.53	6.752	32.69	660	80.38	0.00
35.01 - 40.00	45	4,321,682.23	0.38	96,037.38	6.991	37.90	625	65.48	0.00
40.01 - 45.00	64	8,351,095.30	0.74	130,485.86	6.848	42.54	625	73.17	0.00
45.01 - 50.00	106	15,177,502.44	1.35	143,183.99	6.573	47.81	623	67.30	0.00
50.01 - 55.00	127	18,651,634.55	1.66	146,863.26	6.614	52.83	624	70.87	0.00
55.01 - 60.00	192	29,137,109.89	2.59	151,755.78	6.714	57.98	604	71.22	0.00
60.01 - 65.00	339	51,082,171.69	4.54	150,684.87	6.911	63.43	598	66.21	0.00
65.01 - 70.00	461	67,780,186.65	6.03	147,028.60	7.004	68.61	600	66.58	0.05
70.01 - 75.00	663	101,847,813.36	9.05	153,616.61	7.322	74.03	591	60.99	0.00
75.01 - 80.00	1,894	282,918,463.44	25.15	149,376.17	7.080	79.56	608	64.80	0.02
80.01 - 85.00	915	142,442,562.59	12.66	155,674.93	7.441	84.62	598	53.38	0.00
85.01 - 90.00	1,181	195,235,601.88	17.36	165,313.80	7.237	89.69	621	52.27	0.04
90.01 - 95.00	456	78,487,380.40	6.98	172,121.45	7.305	94.72	642	63.95	0.17
95.01% - 100.00%	1,073	123,511,842.20	10.98	115,108.89	7.601	99.95	670	67.02	13.99
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000% - 1.249%	3	$485,581.17	0.07%	$161,860.39	7.262%	89.17%	671	18.52%	0.00%
3.000 - 3.249	5	1,071,157.00	0.14	214,231.40	4.153	80.59	733	61.72	0.00
3.250 - 3.499	5	755,500.00	0.10	151,100.00	4.600	74.55	728	31.37	0.00
3.500 - 3.749	29	6,083,062.00	0.82	209,760.76	4.709	84.07	733	38.13	0.00
4.000 - 4.249	3	753,000.00	0.10	251,000.00	5.122	78.95	690	59.63	0.00
4.500 - 4.749	1	127,000.00	0.02	127,000.00	5.610	56.95	668	100.00	0.00
4.750 - 4.999	1	48,673.77	0.01	48,673.77	6.250	80.00	647	100.00	0.00
5.000 - 5.249	3	671,150.00	0.09	223,716.67	7.081	88.01	625	67.70	0.00
5.250 - 5.499	265	41,677,235.15	5.59	157,272.59	7.214	83.17	604	52.12	0.00
5.500 - 5.749	2,177	382,028,544.59	51.22	175,483.94	7.026	86.31	627	51.17	0.00
5.750 - 5.999	788	133,471,431.20	17.89	169,379.99	7.190	82.82	601	55.96	0.00
6.000 - 6.249	592	91,424,059.01	12.26	154,432.53	7.290	82.37	593	65.63	0.00
6.250 - 6.499	265	39,507,760.35	5.30	149,085.89	7.876	76.24	552	71.84	0.00
6.500 - 6.749	172	25,610,454.26	3.43	148,897.99	8.126	74.33	555	72.10	0.00
6.750 - 6.999	120	17,385,658.20	2.33	144,880.49	8.132	76.57	580	71.81	0.00
7.000 - 7.249	41	3,953,673.14	0.53	96,431.05	10.299	70.00	545	82.62	0.00
7.250 - 7.499	1	242,000.00	0.03	242,000.00	6.850	78.06	592	100.00	0.00
7.500 - 7.749	2	463,700.00	0.06	231,850.00	7.616	86.93	610	30.71	0.00
7.750% - 7.999%	1	154,895.99	0.02	154,895.99	8.000	73.81	534	100.00	0.00
Total:	**4,474**	**$745,914,535.83**	**100.00%**	**$166,722.07**	**7.197%**	**83.72%**	**610**	**56.23%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Group I Mortgage Loans

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.000% - 4.499%	5	$1,071,157.00	0.14%	$214,231.40	4.153%	80.59%	733	61.72%	0.00%
4.500 - 4.999	40	8,168,977.00	1.10	204,224.43	4.655	80.90	718	41.66	0.00
5.000 - 5.499	34	7,456,269.00	1.00	219,302.03	5.310	79.65	659	80.61	0.00
5.500 - 5.999	252	52,620,233.31	7.05	208,810.45	5.807	81.05	649	77.90	0.00
6.000 - 6.499	450	88,808,195.65	11.91	197,351.55	6.265	83.27	637	68.01	0.00
6.500 - 6.999	1,002	181,421,615.61	24.32	181,059.50	6.769	84.52	622	60.17	0.00
7.000 - 7.499	813	135,366,322.74	18.15	166,502.24	7.242	85.73	615	48.74	0.00
7.500 - 7.999	858	137,445,168.17	18.43	160,192.50	7.730	84.56	592	48.46	0.00
8.000 - 8.499	459	63,720,341.31	8.54	138,824.27	8.208	83.45	572	49.59	0.00
8.500 - 8.999	345	46,157,501.02	6.19	133,789.86	8.667	81.68	561	46.74	0.00
9.000 - 9.499	93	10,779,347.94	1.45	115,906.97	9.188	77.68	555	50.81	0.00
9.500 - 9.999	65	7,836,894.30	1.05	120,567.60	9.724	76.11	547	54.16	0.00
10.000 - 10.499	14	1,146,765.04	0.15	81,911.79	10.285	72.01	560	61.90	0.00
10.500 - 10.999	17	1,685,445.57	0.23	99,143.86	10.738	69.74	540	53.23	0.00
11.000 - 11.499	17	1,571,755.17	0.21	92,456.19	11.147	72.00	534	76.31	0.00
11.500 - 11.999	5	381,750.00	0.05	76,350.00	11.792	71.31	525	62.76	0.00
12.000 - 12.499	4	187,897.00	0.03	46,974.25	12.080	71.21	521	100.00	0.00
12.500% - 12.999%	1	88,900.00	0.01	88,900.00	12.700	70.00	606	100.00	0.00
Total:	**4,474**	**$745,914,535.83**	**100.00%**	**$166,722.07**	**7.197%**	**83.72%**	**610**	**56.23%**	**0.00%**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
11.500% - 11.999%	7	$1,446,015.00	0.19%	$206,573.57	4.784%	71.18%	637	66.53%	0.00%
12.000 - 12.499	32	6,999,269.00	0.94	218,727.16	5.361	79.74	656	79.46	0.00
12.500 - 12.999	253	52,794,233.31	7.08	208,672.86	5.814	81.04	649	77.97	0.00
13.000 - 13.499	450	88,670,595.65	11.89	197,045.77	6.267	83.30	637	68.11	0.00
13.500 - 13.999	1,006	182,266,479.35	24.44	181,179.40	6.774	84.50	622	60.05	0.00
14.000 - 14.499	814	135,487,922.74	18.16	166,447.08	7.244	85.72	615	48.69	0.00
14.500 - 14.999	852	136,299,304.43	18.27	159,975.71	7.731	84.63	592	48.44	0.00
15.000 - 15.499	459	63,617,591.31	8.53	138,600.42	8.211	83.42	572	49.67	0.00
15.500 - 15.999	346	46,345,001.02	6.21	133,945.09	8.670	81.66	561	46.55	0.00
16.000 - 16.499	96	11,673,254.94	1.56	121,596.41	8.725	78.06	572	52.58	0.00
16.500 - 16.999	97	14,372,356.30	1.93	148,168.62	7.343	79.34	635	46.51	0.00
17.000 - 17.499	17	1,899,765.04	0.25	111,750.88	8.239	74.76	612	61.00	0.00
17.500 - 17.999	18	1,812,445.57	0.24	100,691.42	10.378	68.84	549	56.50	0.00
18.000 - 18.499	17	1,571,755.17	0.21	92,456.19	11.147	72.00	534	76.31	0.00
18.500 - 18.999	5	381,750.00	0.05	76,350.00	11.792	71.31	525	62.76	0.00
19.000 - 19.499	4	187,897.00	0.03	46,974.25	12.080	71.21	521	100.00	0.00
19.500% - 19.999%	1	88,900.00	0.01	88,900.00	12.700	70.00	606	100.00	0.00
Total:	**4,474**	**$745,914,535.83**	**100.00%**	**$166,722.07**	**7.197%**	**83.72%**	**610**	**56.23%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



The Group I Mortgage Loans

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	15	$2,546,013.74	0.34%	$169,734.25	7.663%	76.61%	570	34.52%	0.00%
1.500	4,417	734,694,403.09	98.50	166,333.35	7.226	83.76	609	56.47	0.00
3.000%	42	8,674,119.00	1.16	206,526.64	4.626	81.96	730	42.40	0.00
Total:	**4,474**	**$745,914,535.83**	**100.00%**	**$166,722.07**	**7.197%**	**83.72%**	**610**	**56.23%**	**0.00%**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	15	$2,546,013.74	0.34%	$169,734.25	7.663%	76.61%	570	34.52%	0.00%
1.500	4,417	734,694,403.09	98.50	166,333.35	7.226	83.76	609	56.47	0.00
3.000%	42	8,674,119.00	1.16	206,526.64	4.626	81.96	730	42.40	0.00
Total:	**4,474**	**$745,914,535.83**	**100.00%**	**$166,722.07**	**7.197%**	**83.72%**	**610**	**56.23%**	**0.00%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
October 2003	42	$8,674,119.00	1.16%	$206,526.64	4.626%	81.96%	730	42.40%	0.00%
May 2005	1	125,509.47	0.02	125,509.47	6.900	84.79	529	100.00	0.00
June 2005	3	399,326.19	0.05	133,108.73	8.663	82.66	576	71.23	0.00
July 2005	76	11,265,110.75	1.51	148,225.14	7.777	81.13	590	65.68	0.00
August 2005	443	71,717,609.10	9.61	161,890.77	7.285	83.69	600	53.53	0.00
September 2005	3,788	632,840,292.28	84.84	167,064.49	7.218	83.80	610	56.41	0.00
July 2006	4	354,935.35	0.05	88,733.84	8.194	81.48	549	61.59	0.00
August 2006	7	981,881.69	0.13	140,268.81	7.076	75.59	614	42.52	0.00
September 2006	109	19,431,652.00	2.61	178,272.04	6.968	83.97	624	61.46	0.00
October 2006	1	124,100.00	0.02	124,100.00	7.700	85.00	630	0.00	0.00
Total:	**4,474**	**$745,914,535.83**	**100.00%**	**$166,722.07**	**7.197%**	**83.72%**	**610**	**56.23%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Group I Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California	2,078	$398,353,251.82	35.41%	$191,700.31	6.883%	79.49%	621	60.41%	1.24%
Florida	611	75,309,777.60	6.69	123,256.59	7.507	82.99	611	54.67	1.32
New York	325	67,243,016.01	5.98	206,901.59	6.919	75.61	617	58.48	0.18
Texas	652	58,821,202.11	5.23	90,216.57	7.941	79.89	594	69.66	1.64
Illinois	313	51,661,810.75	4.59	165,053.71	7.204	82.45	628	59.38	0.84
Massachusetts	188	39,154,889.70	3.48	208,270.69	6.865	79.13	632	54.01	0.74
New Jersey	206	37,703,530.62	3.35	183,026.85	7.102	78.16	618	56.37	0.34
Washington	238	33,818,877.54	3.01	142,096.12	7.318	86.11	627	53.97	4.57
Michigan	281	32,966,933.85	2.93	117,320.05	7.460	83.17	614	64.52	0.61
Colorado	185	27,757,419.55	2.47	150,040.11	7.212	86.61	622	64.85	4.20
Maryland	132	23,014,557.60	2.05	174,352.71	6.985	79.32	620	72.36	1.65
Ohio	214	22,430,933.97	1.99	104,817.45	7.493	85.03	611	73.96	0.00
Virginia	125	20,576,728.22	1.83	164,613.83	7.167	82.53	609	67.08	1.12
Connecticut	115	17,699,655.25	1.57	153,910.05	7.274	82.24	624	58.59	1.15
Oregon	144	16,248,736.10	1.44	112,838.45	7.340	83.93	618	65.98	6.32
Other	1,776	202,191,138.24	17.97	113,846.36	7.624	84.36	609	65.55	2.45
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	6,982	$1,039,507,490.82	92.40%	$148,883.91	7.203%	81.52%	614	62.90%	1.69%
Non-Owner Occupied	559	79,173,851.96	7.04	141,634.80	7.292	77.01	650	46.59	0.00
Second Home	42	6,271,116.15	0.56	149,312.29	6.878	84.28	667	42.32	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Group I Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	5,825	$834,793,023.52	74.21%	$143,312.11	7.224%	80.91%	612	63.31%	1.51%
2-4 Family Residence	562	115,506,402.63	10.27	205,527.41	7.137	79.12	634	47.32	0.21
PUD Detached	559	84,686,639.30	7.53	151,496.67	7.336	83.47	614	62.73	2.84
Condominium	454	64,509,058.47	5.73	142,090.44	6.999	85.04	644	62.49	2.44
PUD Attached	179	24,888,041.35	2.21	139,039.34	7.060	83.63	625	65.70	3.03
Modular	4	569,293.66	0.05	142,323.42	7.644	85.44	610	82.08	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Cashout Refinance	4,558	$693,189,572.35	61.62%	$152,081.96	7.212%	77.91%	602	65.14%	0.44%
Purchase	2,289	328,910,220.33	29.24	143,691.66	7.198	88.61	646	52.09	4.22
Rate/Term Refinance	736	102,852,666.25	9.14	139,745.47	7.201	79.93	616	68.59	0.66
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	5,009	$693,398,313.99	61.64%	$138,430.49	7.066%	80.61%	612	100.00%	2.01%
Stated Documentation	2,308	390,718,919.93	34.73	169,288.96	7.472	82.15	624	0.00	0.76
Limited Documentation	266	40,835,225.01	3.63	153,515.88	7.071	82.80	627	0.00	1.66
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Group I Mortgage Loans

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	416	$55,912,270.97	4.97%	$134,404.50	8.255%	73.62%	510	66.19%	0.00%
520 - 539	674	94,991,283.69	8.44	140,936.62	7.995	75.23	530	69.22	0.00
540 - 559	714	98,963,074.67	8.80	138,603.75	7.705	76.94	550	68.29	0.00
560 - 579	663	97,816,392.51	8.70	147,536.04	7.432	78.43	569	66.25	0.04
580 - 599	760	107,620,961.08	9.57	141,606.53	7.395	81.39	589	66.65	2.07
600 - 619	943	129,128,379.66	11.48	136,933.59	7.245	81.67	610	66.11	3.09
620 - 639	951	142,274,360.85	12.65	149,605.01	7.036	84.53	629	61.09	2.62
640 - 659	812	121,942,028.25	10.84	150,174.91	6.914	84.64	649	54.57	2.58
660 - 679	594	94,145,909.22	8.37	158,494.80	6.854	86.82	669	47.98	1.96
680 - 699	425	72,134,025.22	6.41	169,727.12	6.675	84.09	689	51.12	1.49
700 - 719	233	39,895,151.12	3.55	171,223.82	6.528	82.52	709	56.42	2.25
720 - 739	152	26,744,647.00	2.38	175,951.63	6.329	83.89	728	52.68	1.06
740 - 759	102	16,749,200.39	1.49	164,207.85	6.336	82.24	749	59.29	1.17
760 - 779	89	16,805,016.14	1.49	188,820.41	6.012	76.76	769	71.77	0.47
780 - 799	48	8,677,019.16	0.77	180,771.23	5.957	76.51	789	73.38	0.73
800 - 819	7	1,152,739.00	0.10	164,677.00	5.542	54.89	803	61.86	0.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	1,909	$246,423,117.79	21.91%	$129,084.92	7.432%	81.36%	615	58.86%	3.00%
12	522	101,808,477.79	9.05	195,035.40	6.838	77.20	633	60.13	0.58
24	3,411	546,038,599.51	48.54	160,081.68	7.218	83.84	610	58.66	0.92
36	1,741	230,682,263.84	20.51	132,499.86	7.104	76.65	627	72.31	1.97
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1st Lien	7,083	$1,107,378,381.18	98.44%	$156,343.13	7.161%	80.93%	616	61.36%	0.00%
2nd Lien	500	17,574,077.75	1.56	35,148.16	10.111	99.75	639	79.35	100.00
Total:	**7,583**	**$1,124,952,458.93**	**100.00%**	**$148,351.90**	**7.207%**	**81.22%**	**616**	**61.64%**	**1.56%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Group II Mortgage Loans

COLLATERAL SUMMARY

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	**$377,916,140**
Number of Mortgage Loans:	**995**
Average Scheduled Principal Balance:	**$379,815**
Weighted Average Gross Coupon:	**6.669%**
Weighted Average Net Coupon:	**6.169%**
Weighted Average Original FICO Score:	**639**
Weighted Average Original LTV Ratio[1]:	**83.46%**
Weighted Average Stated Remaining Term (months):	**353**
Weighted Average Original Term (months):	**353**
Weighted Average Next Rate Adjustment Date[2]:	**August 2005**
Weighted Average Gross Margin[2]:	**5.533%**
Weighted Average Initial Rate Cap[2]:	**1.586%**
Weighted Average Periodic Rate Cap[2]:	**1.586%**
Weighted Average Gross Maximum Lifetime Rate[2]:	**13.967%**
Weighted Average Gross Minimum Lifetime Rate[2]:	**6.672%**

(1) As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans.
(2) Includes adjustable-rate Mortgage Loans only.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10 Yr IO --> 1 Mo LIBOR	38	$18,073,146.00	4.78%	$475,609.11	4.643%	82.01%	724	34.87%	0.00%
2 Yr Fixed --> 6Mo LIBOR	637	257,399,398.97	68.11	404,080.69	6.814	85.68	626	45.88	0.00
3 Yr Fixed --> 6Mo LIBOR	32	12,908,556.39	3.42	403,392.39	6.730	87.15	653	53.15	0.00
5 Yr Fixed --> 6Mo LIBOR	4	2,332,655.21	0.62	583,163.80	6.391	67.66	699	100.00	0.00
Fixed	284	87,202,383.66	23.07	307,050.65	6.659	77.06	655	71.56	8.25
Total:	995	$377,916,140.23	100.00%	$379,815.22	6.669%	83.46%	639	51.86%	1.90%

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.000% - 4.499%	7	$3,205,069.00	0.85%	$457,867.00	4.166%	81.32%	735	36.44%	0.00%
4.500 - 4.999	26	12,268,580.56	3.25	471,868.48	4.645	83.74	731	36.41	0.00
5.000 - 5.499	59	25,010,652.66	6.62	423,909.37	5.256	72.24	693	87.71	0.00
5.500 - 5.999	140	58,148,515.48	15.39	415,346.54	5.800	78.34	659	75.06	0.00
6.000 - 6.499	141	58,621,467.90	15.51	415,755.09	6.249	83.54	648	59.61	0.00
6.500 - 6.999	243	97,905,743.31	25.91	402,904.29	6.765	85.27	627	51.07	0.00
7.000 - 7.499	148	58,554,846.74	15.49	395,640.86	7.246	87.32	626	33.88	0.00
7.500 - 7.999	91	36,542,629.74	9.67	401,567.36	7.709	85.15	602	28.46	0.19
8.000 - 8.499	26	9,946,980.95	2.63	382,576.19	8.220	86.61	592	23.34	0.00
8.500 - 8.999	24	8,959,617.20	2.37	373,317.38	8.706	82.55	567	10.19	0.61
9.000 - 9.499	3	544,380.00	0.14	181,460.00	9.326	75.67	620	39.38	39.38
9.500 - 9.999	58	5,571,394.17	1.47	96,058.52	9.657	94.20	627	90.39	82.18
10.000 - 10.499	14	1,379,339.67	0.36	98,524.26	10.267	90.77	605	33.01	73.63
10.500 - 10.999	12	965,522.85	0.26	80,460.24	10.901	99.92	655	68.26	100.00
11.000% - 11.499%	3	291,400.00	0.08	97,133.33	11.194	100.00	669	0.00	100.00
Total:	995	$377,916,140.23	100.00%	$379,815.22	6.669%	83.46%	639	51.86%	1.90%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS
Investment
Bank

The Group II Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
$50,000.01 - $100,000.00	75	$5,758,184.02	1.52%	$76,775.79	9.995%	99.41%	646	77.38%	100.00%
100,000.01 - 150,000.00	13	1,568,231.00	0.41	120,633.15	9.564	98.24	680	85.36	91.33
150,000.01 - 200,000.00	2	331,038.37	0.09	165,519.19	8.439	62.17	643	51.31	0.00
300,000.01 - 350,000.00	207	69,531,710.65	18.40	335,901.98	6.712	83.70	632	54.07	0.00
350,000.01 - 400,000.00	305	114,443,935.43	30.28	375,226.02	6.746	85.05	632	51.39	0.00
400,000.01 - 450,000.00	166	70,870,177.80	18.75	426,928.78	6.675	82.83	636	45.16	0.00
450,000.01 - 500,000.00	157	75,344,204.40	19.94	479,899.39	6.481	81.61	638	54.18	0.00
500,000.01 - 550,000.00	37	19,728,899.89	5.22	533,213.51	6.430	81.28	653	53.59	0.00
550,000.01 - 600,000.00	20	11,449,899.05	3.03	572,494.95	5.757	84.01	691	40.08	0.00
600,000.01 - 650,000.00	6	3,796,009.62	1.00	632,668.27	5.315	77.15	705	33.30	0.00
650,000.01 - 700,000.00	2	1,390,000.00	0.37	695,000.00	6.851	72.24	603	100.00	0.00
700,000.01 - 750,000.00	4	2,935,850.00	0.78	733,962.50	5.842	68.24	708	75.09	0.00
$750,000.01 - $800,000.00	1	768,000.00	0.20	768,000.00	6.750	80.00	791	100.00	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance	Number of Loans	Original Principal Balance	% of Pool by Orig. Princ. Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon[1]	Wtd. Avg. Original LTV[1]	Wtd. Avg. FICO[1]	% Full Doc Loan[1]	% Second Lien[1]
$50,000.01 - $100,000.00	75	$5,759,305.00	1.52%	$76,790.73	9.995%	99.41%	646	77.38%	100.00%
100,000.01 - 150,000.00	13	1,568,231.00	0.41	120,633.15	9.564	98.24	680	85.36	91.33
150,000.01 - 200,000.00	2	331,175.00	0.09	165,587.50	8.438	62.17	643	51.33	0.00
300,000.01 - 350,000.00	207	69,540,309.76	18.40	335,943.53	6.712	83.69	632	54.08	0.00
350,000.01 - 400,000.00	305	114,482,170.94	30.29	375,351.38	6.746	85.05	632	51.38	0.00
400,000.01 - 450,000.00	166	70,886,454.01	18.75	427,026.83	6.675	82.83	636	45.16	0.00
450,000.01 - 500,000.00	157	75,356,800.00	19.94	479,979.62	6.481	81.61	638	54.18	0.00
500,000.01 - 550,000.00	37	19,734,161.12	5.22	533,355.71	6.430	81.28	653	53.58	0.00
550,000.01 - 600,000.00	20	11,450,316.00	3.03	572,515.80	5.757	84.01	691	40.08	0.00
600,000.01 - 650,000.00	6	3,796,500.00	1.00	632,750.00	5.315	77.15	705	33.29	0.00
650,000.01 - 700,000.00	2	1,390,000.00	0.37	695,000.00	6.851	72.24	603	100.00	0.00
700,000.01 - 750,000.00	4	2,935,850.00	0.78	733,962.50	5.842	68.24	708	75.09	0.00
$750,000.01 - $800,000.00	1	768,000.00	0.20	768,000.00	6.750	80.00	791	100.00	0.00
Total:	**995**	**$377,999,272.83**	**100.00%**	**$379,898.77**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

1. At Origination

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



The Group II Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
AA	756	$281,756,603.92	74.56%	$372,693.92	6.685%	85.20%	646	51.95%	2.41%
A	9	3,865,879.61	1.02	429,542.18	6.756	69.04	692	100.00	0.00
A-	51	19,462,698.84	5.15	381,621.55	7.199	76.64	579	52.46	0.28
A+	105	40,984,916.84	10.84	390,332.54	6.866	80.47	600	51.88	0.83
B	23	8,811,444.65	2.33	383,106.29	7.410	72.65	573	63.31	0.00
C	13	4,961,450.37	1.31	381,650.03	8.017	71.59	554	48.29	0.00
P1	29	13,837,646.00	3.66	477,160.21	4.516	82.71	735	31.41	0.00
P3	8	3,793,500.00	1.00	474,187.50	5.049	79.12	691	39.90	0.00
P4	1	442,000.00	0.12	442,000.00	5.140	85.00	671	100.00	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
121 - 180	10	$2,587,765.00	0.68%	$258,776.50	6.711%	72.61%	654	69.06%	11.80%
181 - 240	85	7,718,765.02	2.04	90,809.00	9.508	97.28	650	80.15	89.20
241 - 300	38	18,073,146.00	4.78	475,609.11	4.643	82.01	724	34.87	0.00
301 - 360	862	349,536,464.21	92.49	405,494.74	6.711	83.31	634	51.99	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
180	10	$2,587,765.00	0.68%	$258,776.50	6.711%	72.61%	654	69.06%	11.80%
240	85	7,718,765.02	2.04	90,809.00	9.508	97.28	650	80.15	89.20
300	38	18,073,146.00	4.78	475,609.11	4.643	82.01	724	34.87	0.00
360	862	349,536,464.21	92.49	405,494.74	6.711	83.31	634	51.99	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Group II Mortgage Loans

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
30.00% or less	1	$499,578.94	0.13%	$499,578.94	6.880%	19.27%	550	0.00%	0.00%
30.01 - 35.00	1	499,000.00	0.13	499,000.00	5.400	33.27	626	100.00	0.00
35.01 - 40.00	4	1,570,000.00	0.42	392,500.00	5.802	37.43	634	48.09	0.00
45.01 - 50.00	6	2,552,863.37	0.68	425,477.23	5.636	47.81	715	100.00	0.00
50.01 - 55.00	8	3,365,427.08	0.89	420,678.39	6.697	53.57	608	88.41	0.00
55.01 - 60.00	13	5,763,543.55	1.53	443,349.50	6.130	58.19	656	54.15	0.00
60.01 - 65.00	37	14,704,893.86	3.89	397,429.56	6.491	63.44	629	51.17	0.00
65.01 - 70.00	44	19,253,421.09	5.09	437,577.75	6.234	68.71	634	59.57	0.00
70.01 - 75.00	75	31,691,534.65	8.39	422,553.80	6.558	73.83	624	54.92	0.00
75.01 - 80.00	215	86,813,406.31	22.97	403,783.29	6.351	79.50	638	52.87	0.00
80.01 - 85.00	141	58,829,174.71	15.57	417,228.19	6.665	84.55	620	37.73	0.12
85.01 - 90.00	184	73,653,545.17	19.49	400,291.01	6.817	89.65	626	47.94	0.07
90.01 - 95.00	62	23,714,055.08	6.27	382,484.76	6.973	94.78	646	66.40	0.79
95.01% - 100.00%	204	55,005,696.42	14.56	269,635.77	7.245	99.90	685	55.52	12.50
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
3.000% - 3.249%	6	$2,877,149.00	0.99%	$479,524.83	4.140%	81.47%	735	29.19%	0.00%
3.250 - 3.499	3	1,329,920.00	0.46	443,306.67	4.548	78.31	728	51.12	0.00
3.500 - 3.749	22	10,559,777.00	3.63	479,989.86	4.717	84.13	734	31.71	0.00
3.750 - 3.999	2	1,131,200.00	0.39	565,600.00	5.100	80.00	687	0.00	0.00
4.000 - 4.249	6	2,583,100.00	0.89	430,516.67	5.125	79.57	690	55.53	0.00
5.000 - 5.249	1	385,000.00	0.13	385,000.00	7.250	100.00	666	0.00	0.00
5.250 - 5.499	39	15,998,008.46	5.50	410,205.35	6.585	84.75	638	36.49	0.00
5.500 - 5.749	397	161,906,209.99	55.69	407,824.21	6.698	87.57	639	44.27	0.00
5.750 - 5.999	128	51,030,860.70	17.55	398,678.60	6.854	84.48	614	47.88	0.00
6.000 - 6.249	62	25,772,374.20	8.87	415,683.45	7.045	80.81	614	57.51	0.00
6.250 - 6.499	25	9,496,885.08	3.27	379,875.40	7.459	80.79	573	60.30	0.00
6.500 - 6.749	14	5,357,809.74	1.84	382,700.70	7.250	74.85	591	49.70	0.00
6.750 - 6.999	3	1,292,537.40	0.44	430,845.80	7.529	72.25	576	100.00	0.00
7.000 - 7.249	2	831,750.00	0.29	415,875.00	9.528	67.73	513	100.00	0.00
8.500% or above	1	161,175.00	0.06	161,175.00	9.850	75.00	535	0.00	0.00
Total:	**711**	**$290,713,756.57**	**100.00%**	**$408,880.11**	**6.672%**	**85.37%**	**634**	**45.95%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.



The Group II Mortgage Loans

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
4.000% - 4.499%	7	$3,205,069.00	1.10%	$457,867.00	4.166%	81.32%	735	36.44%	0.00%
4.500 - 4.999	26	12,268,580.56	4.22	471,868.48	4.645	83.74	731	36.41	0.00
5.000 - 5.499	26	11,060,219.98	3.80	425,393.08	5.206	81.32	662	75.59	0.00
5.500 - 5.999	92	38,721,784.13	13.32	420,888.96	5.808	81.81	650	71.91	0.00
6.000 - 6.499	114	47,268,176.40	16.26	414,633.13	6.265	86.65	649	56.36	0.00
6.500 - 6.999	203	81,388,339.77	28.00	400,927.78	6.761	86.27	627	46.55	0.00
7.000 - 7.499	124	49,332,277.26	16.97	397,840.95	7.262	88.11	626	31.58	0.00
7.500 - 7.999	71	29,042,737.27	9.99	409,052.64	7.711	85.13	599	27.67	0.00
8.000 - 8.499	21	8,209,333.33	2.82	390,920.63	8.225	86.89	590	23.37	0.00
8.500 - 8.999	22	8,530,617.20	2.93	387,755.33	8.715	82.42	567	10.06	0.00
9.000 - 9.499	1	330,000.00	0.11	330,000.00	9.450	59.87	592	0.00	0.00
9.500 - 9.999	3	992,925.00	0.34	330,975.00	9.580	68.91	517	83.77	0.00
10.000% - 10.499%	1	363,696.67	0.13	363,696.67	10.300	65.00	505	0.00	0.00
Total:	**711**	**$290,713,756.57**	**100.00%**	**$408,880.11**	**6.672%**	**85.37%**	**634**	**45.95%**	**0.00%**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
10.500% - 10.999%	1	$337,500.00	0.12%	$337,500.00	4.900%	90.00%	774	100.00%	0.00%
11.500 - 11.999	4	1,591,958.77	0.55	397,989.69	5.186	72.68	661	78.17	0.00
12.000 - 12.499	18	7,345,919.98	2.53	408,106.67	5.251	82.13	648	94.28	0.00
12.500 - 12.999	93	39,744,861.40	13.67	427,364.10	5.864	82.02	652	72.63	0.00
13.000 - 13.499	114	47,268,176.40	16.26	414,633.13	6.265	86.65	649	56.36	0.00
13.500 - 13.999	203	80,594,973.24	27.72	397,019.57	6.772	86.48	626	46.03	0.00
14.000 - 14.499	124	49,332,277.26	16.97	397,840.95	7.262	88.11	626	31.58	0.00
14.500 - 14.999	69	28,410,126.82	9.77	411,740.97	7.721	85.11	597	24.61	0.00
15.000 - 15.499	21	8,209,333.33	2.82	390,920.63	8.225	86.89	590	23.37	0.00
15.500 - 15.999	21	8,118,861.70	2.79	386,612.46	8.721	82.80	565	10.57	0.00
16.000 - 16.499	8	3,535,069.00	1.22	441,883.63	4.659	79.32	722	33.04	0.00
16.500 - 16.999	26	12,146,702.00	4.18	467,180.85	5.028	81.83	715	37.31	0.00
17.000% - 17.499%	9	4,077,996.67	1.40	453,110.74	5.579	78.39	673	35.18	0.00
Total:	**711**	**$290,713,756.57**	**100.00%**	**$408,880.11**	**6.672%**	**85.37%**	**634**	**45.95%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

The Group II Mortgage Loans

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	10	$4,446,009.14	1.53%	$444,600.91	6.854%	73.56%	680	90.74%	0.00%
1.500	663	268,194,601.43	92.25	404,516.74	6.806	85.80	627	45.96	0.00
3.000%	38	18,073,146.00	6.22	475,609.11	4.643	82.01	724	34.87	0.00
Total:	**711**	**$290,713,756.57**	**100.00%**	**$408,880.11**	**6.672%**	**85.37%**	**634**	**45.95%**	**0.00%**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1.000%	10	$4,446,009.14	1.53%	$444,600.91	6.854%	73.56%	680	90.74%	0.00%
1.500	663	268,194,601.43	92.25	404,516.74	6.806	85.80	627	45.96	0.00
3.000%	38	18,073,146.00	6.22	475,609.11	4.643	82.01	724	34.87	0.00
Total:	**711**	**$290,713,756.57**	**100.00%**	**$408,880.11**	**6.672%**	**85.37%**	**634**	**45.95%**	**0.00%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
October 2003	38	$18,073,146.00	6.22%	$475,609.11	4.643%	82.01%	724	34.87%	0.00%
May 2005	1	348,784.44	0.12	348,784.44	6.750	88.38	630	0.00	0.00
June 2005	1	382,982.93	0.13	382,982.93	6.650	79.93	568	100.00	0.00
July 2005	3	1,272,326.75	0.44	424,108.92	8.276	70.38	576	0.00	0.00
August 2005	110	45,129,549.85	15.52	410,268.64	6.888	85.15	628	33.85	0.00
September 2005	522	210,265,755.00	72.33	402,807.96	6.790	85.90	626	48.72	0.00
July 2006	1	431,201.50	0.15	431,201.50	6.400	86.75	603	0.00	0.00
August 2006	8	3,092,701.86	1.06	386,587.73	6.586	84.31	634	33.49	0.00
September 2006	23	9,563,308.24	3.29	415,796.01	6.735	87.04	658	62.79	0.00
October 2006	4	2,154,000.00	0.74	538,500.00	6.613	70.65	715	100.00	0.00
Total:	**711**	**$290,713,756.57**	**100.00%**	**$408,880.11**	**6.672%**	**85.37%**	**634**	**45.95%**	**0.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

UBS Investment Bank

The Group II Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
California	630	$238,966,020.54	63.23%	$379,311.14	6.553%	84.06%	641	51.41%	2.15%
New York	45	17,350,954.68	4.59	385,576.77	6.772	81.16	647	54.51	0.77
Florida	30	11,923,065.26	3.15	397,435.51	6.856	82.27	639	41.84	1.64
Illinois	30	11,369,182.68	3.01	378,972.76	7.003	80.01	637	62.57	1.06
Massachusetts	29	10,882,861.11	2.88	375,271.07	7.006	84.04	612	50.41	0.68
Virginia	26	10,106,543.19	2.67	388,713.20	6.810	79.86	638	54.05	1.85
Washington	25	8,961,348.05	2.37	358,453.92	7.068	89.53	644	37.02	2.52
New Jersey	21	7,795,060.05	2.06	371,193.34	7.225	81.34	619	45.61	0.96
Maryland	18	7,533,415.30	1.99	418,523.07	6.506	79.43	620	77.32	0.00
Texas	20	7,441,982.07	1.97	372,099.10	6.545	77.72	653	57.10	3.39
Colorado	17	6,050,383.64	1.60	355,904.92	6.955	86.75	638	45.71	4.35
Michigan	15	5,827,162.18	1.54	388,477.48	6.698	82.68	627	36.62	0.00
Connecticut	13	4,767,471.64	1.26	366,728.59	6.983	88.93	641	48.79	1.86
Minnesota	10	3,854,499.00	1.02	385,449.90	6.803	81.99	639	39.90	0.00
Oregon	7	2,859,757.54	0.76	408,536.79	6.203	80.92	654	41.43	0.00
Other	59	22,226,433.30	5.88	376,719.21	6.960	82.84	626	61.75	1.92
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Owner Occupied	958	$363,051,587.56	96.07%	$378,968.25	6.656%	83.69%	638	52.25%	1.98%
Non-Owner Occupied	28	11,265,864.67	2.98	402,352.31	6.909	75.60	660	52.43	0.00
Second Home	9	3,598,688.00	0.95	399,854.22	7.209	83.90	622	10.40	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Group II Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Single Family Residence	761	$286,545,110.22	75.82%	$376,537.60	6.666%	83.54%	637	52.08%	1.96%
PUD Detached	138	53,519,129.24	14.16	387,819.78	6.653	82.09	637	53.95	1.77
Condominium	52	19,520,999.89	5.17	375,403.84	6.562	87.41	647	50.02	1.73
2-4 Family Residence	21	9,196,744.58	2.43	437,940.22	6.948	84.64	672	30.50	1.54
PUD Attached	14	5,268,276.69	1.39	376,305.48	6.834	86.58	637	27.39	2.69
Multifamily > 4 units	7	3,182,251.06	0.84	454,607.29	6.503	66.68	696	100.00	0.00
Mixed Use	2	683,628.55	0.18	341,814.28	7.930	80.00	673	100.00	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Cashout Refinance	508	$200,595,179.81	53.08%	$394,872.40	6.717%	80.59%	619	52.91%	0.54%
Purchase	406	143,950,481.39	38.09	354,557.84	6.633	88.85	666	47.83	4.19
Rate/Term Refinance	81	33,370,479.03	8.83	411,981.22	6.536	77.40	637	62.97	0.22
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
Full Documentation	535	$195,990,115.53	51.86%	$366,336.66	6.438%	83.11%	636	100.00%	2.89%
Stated Documentation	409	163,067,566.72	43.15	398,698.21	6.928	83.97	646	0.00	0.63
Limited Documentation	51	18,858,457.98	4.99	369,773.69	6.824	82.62	606	0.00	2.65
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The Group II Mortgage Loans

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
500 - 519	18	$7,128,646.67	1.89%	$396,035.93	8.194%	74.56%	512	56.84%	0.00%
520 - 539	35	13,164,049.35	3.48	376,115.70	7.576	78.14	530	46.31	0.00
540 - 559	69	26,798,390.68	7.09	388,382.47	7.225	80.18	551	53.37	0.00
560 - 579	68	27,855,145.43	7.37	409,634.49	6.766	81.69	569	64.29	0.00
580 - 599	63	24,535,328.04	6.49	389,449.65	7.056	81.71	589	49.15	0.92
600 - 619	137	51,102,960.19	13.52	373,014.31	6.798	83.39	609	61.11	2.19
620 - 639	125	43,526,393.26	11.52	348,211.15	6.737	83.04	627	56.84	4.06
640 - 659	127	45,734,448.53	12.10	360,113.77	6.695	83.93	650	44.46	3.67
660 - 679	100	36,233,746.70	9.59	362,337.47	6.640	86.56	669	42.47	2.97
680 - 699	92	34,676,971.35	9.18	376,923.60	6.380	87.48	689	48.06	2.08
700 - 719	60	25,150,507.76	6.66	419,175.13	6.001	86.13	711	41.64	1.42
720 - 739	36	15,248,197.43	4.03	423,561.04	5.873	84.00	729	46.39	0.70
740 - 759	34	13,975,241.04	3.70	411,036.50	6.075	86.84	750	52.34	0.00
760 - 779	17	7,144,083.89	1.89	420,240.23	5.602	80.06	768	73.92	0.91
780 - 799	12	4,825,029.91	1.28	402,085.83	5.933	75.60	786	63.81	1.49
800 - 819	2	817,000.00	0.22	408,500.00	5.179	82.93	810	0.00	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
0	192	$74,486,416.96	19.71%	$387,950.09	6.558%	83.73%	651	42.05%	1.98%
12	157	58,788,749.54	15.56	374,450.63	6.612	83.07	646	56.71	2.13
24	485	186,574,261.15	49.37	384,689.20	6.770	85.23	627	48.05	1.33
36	155	55,204,194.00	14.61	356,156.09	6.548	78.38	650	70.33	3.58
48	4	2,332,655.21	0.62	583,163.80	6.391	67.66	699	100.00	0.00
108	2	529,863.37	0.14	264,931.69	6.760	59.71	725	100.00	0.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. FICO	% Full Doc Loan	% Second Lien
1st Lien	908	$370,725,725.21	98.10%	$408,288.24	6.605%	83.14%	639	51.34%	0.00%
2nd Lien	87	7,190,415.02	1.90	82,648.45	9.942	99.52	651	78.69	100.00
Total:	**995**	**$377,916,140.23**	**100.00%**	**$379,815.22**	**6.669%**	**83.46%**	**639**	**51.86%**	**1.90%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.


UBS Investment Bank

UBS Securities LLC

Asset Backed Finance

Shahid Quraishi	(212) 713-2728
Paul Scialabba	(212) 713-9832
Jay Lown	(212) 713-3670
Peter Faigl	(212) 713-2549
Glenn McIntyre	(212) 713-3180
Daniel Huang	(212) 713-3153
Anthony Beshara	(212) 713-2804
Michael Boyle	(212) 713-4129
Verdi Contente	(212) 713-2713

ABS Syndicate & Trading

Jack McCleary	(212) 713-4330
Stuart Lippman	(212) 713-2946
Nirav Vyas	(212) 713-2621

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Heritage Chase - Portfolio Statistics

	2003-Q2		2002		2001		2000		1999	
	#	$	#	$	#	$	#	$	#	$
Securitized										
Avg Outstandings - No REO - YTD	77,801	8,962,209,812	70,359	7,902,732,065	47,157	5,018,737,255	27,881	2,829,706,445	15,460	1,552,193,316
Losses - $ - YTD		32,882,715		43,458,148		29,782,705		8,612,600		770,669
Losses - %		0.37%		0.55%		0.59%		0.30%		0.05%
Portfolio - Quarter/Year End	82,404	9,622,209,227	74,077	8,372,981,697	66,542	7,299,682,541	32,087	3,280,789,857	22,862	2,305,825,507
Portfolio - Quarter/Year End - No REO	81,842	9,566,489,490	73,597	8,326,817,531	66,278	7,274,553,622	31,960	3,268,659,524	22,827	2,302,335,899
Delinquency - Net of FC and REO										
30-59 Days	2.27%	1.86%	2.69%	2.28%	2.27%	1.96%	1.61%	1.46%	1.69%	1.42%
60-89 Days	0.78%	0.65%	0.86%	0.72%	0.71%	0.65%	0.60%	0.55%	0.58%	0.58%
90+ Days	1.51%	1.28%	1.41%	1.21%	0.89%	0.79%	0.94%	0.80%	0.35%	0.32%
Total	4.56%	3.79%	4.96%	4.21%	3.88%	3.40%	3.15%	2.81%	2.62%	2.31%
Foreclosure Rate -	2.35%	2.07%	2.65%	2.48%	1.78%	1.64%	2.13%	2.05%	1.32%	1.22%
(% of #, $ FC/#, $ Total UPB)										
REO Properties	562		480		264		127		35	

C:\Documents and Settings\laskenazi\Local Settings\Temporary Internet Files\OLK1E2D\NCHET 2003-4 Comp Materials.zip

Name	Type	Modified	Size	Ratio	Packed
NCHET_2003-4_Franklin.xls	Microsoft Excel...	9/17/2003 12:36 PM	41,984	82%	7,694
NCHET_2003-4_Hartford.xls	Microsoft Excel...	9/22/2003 1:32 PM	18,432	81%	3,483
NCHET_2003-4_HBK#2.xls	Microsoft Excel...	9/18/2003 5:12 PM	41,472	85%	6,410
NCHET_2003-4_HBK.xls	Microsoft Excel...	9/18/2003 3:43 PM	63,488	88%	7,915
NCHET_2003-4_JoeMcN.xls	Microsoft Excel...	9/17/2003 4:54 PM	23,040	84%	3,795
NCHET_2003-4_M6_PxYld.xls	Microsoft Excel...	9/18/2003 10:02 AM	17,920	81%	3,422
NCHET_2003-4_Meta#2.xls	Microsoft Excel...	9/18/2003 3:10 PM	74,240	69%	23,316
NCHET_2003-4_Meta.xls	Microsoft Excel...	9/18/2003 9:56 AM	45,056	78%	9,988
NCHET_2003-4_MKP.xls	Microsoft Excel...	9/17/2003 2:30 PM	50,688	87%	6,431
NCHET_2003-4_MONY.xls	Microsoft Excel...	9/19/2003 4:41 PM	17,920	80%	3,495
NCHET_2003-4_Morgan#2.xls	Microsoft Excel...	9/19/2003 2:43 PM	25,088	80%	5,070
NCHET_2003-4_Morgan.xls	Microsoft Excel...	9/19/2003 1:05 PM	23,552	80%	4,754
NCHET_2003-4_PIMCO.xls	Microsoft Excel...	9/19/2003 2:22 PM	31,232	85%	4,829
NCHET_2003-4_PY_a2.a4.m1.xls	Microsoft Excel...	9/22/2003 3:27 PM	25,088	81%	4,715
NCHET_2003-4_PY_a3.xls	Microsoft Excel...	9/22/2003 4:02 PM	14,848	84%	2,447
NCHET_2003-4_PY_m2.xls	Microsoft Excel...	9/22/2003 3:59 PM	24,576	73%	6,551
NCHET_2003-4_PY_m5.m6.xls	Microsoft Excel...	9/22/2003 3:33 PM	22,016	80%	4,329
NCHET_2003-4_PY_m5.xls	Microsoft Excel...	9/22/2003 4:06 PM	17,408	81%	3,241
NCHET_2003-4_Rabobank.xls	Microsoft Excel...	9/17/2003 4:36 PM	42,496	83%	7,152
NCHET_2003-4_TCW.xls	Microsoft Excel...	9/17/2003 4:50 PM	27,136	85%	4,191
NCHET_2003-4_Tom.xls	Microsoft Excel...	9/18/2003 5:52 PM	17,408	81%	3,278
NCHET_2003-4_WAMCO.xls	Microsoft Excel...	9/17/2003 12:58 PM	40,448	76%	9,845
Etrade.xls	Microsoft Excel...	9/16/2003 7:19 PM	58,880	67%	19,300
NC03-4_Clinton_Request.pdf	Adobe Acrobat ...	9/17/2003 12:43 PM	77,278	4%	74,124
NC03-4_Declaration.pdf	Adobe Acrobat ...	9/18/2003 2:51 PM	71,365	4%	68,243
NC03-4_DTI_Hansen.pdf	Adobe Acrobat ...	9/18/2003 11:32 AM	74,525	5%	71,066
NC03-4_Group2_FICO_Reques...	Adobe Acrobat ...	9/17/2003 12:02 PM	77,126	5%	73,413
NC03-4_Prepay_by_Type.pdf	Adobe Acrobat ...	9/18/2003 10:10 AM	69,146	4%	66,076
nc2003-4_ts.cdi	CDI File	9/17/2003 9:51 AM	91,459	87%	11,795
NCHET_2003-4_ACA.xls	Microsoft Excel...	9/19/2003 12:36 PM	27,648	81%	5,122
NCHET_2003-4_AXA.xls	Microsoft Excel...	9/18/2003 10:57 AM	41,984	82%	7,661
NCHET_2003-4_BONY.xls	Microsoft Excel...	9/18/2003 2:25 PM	33,280	82%	5,863
NCHET_2003-4_ChTavern.xls	Microsoft Excel...	9/17/2003 12:33 PM	23,552	82%	4,268
NCHET_2003-4_Declaration.xls	Microsoft Excel...	9/18/2003 3:21 PM	45,056	85%	6,746
NCHET_2003-4_Deerfield.xls	Microsoft Excel...	9/18/2003 10:26 AM	16,896	82%	3,112
NCHET_2003-4_ETrade#2.xls	Microsoft Excel...	9/17/2003 3:37 PM	79,360	74%	20,386
NCHET_2003-4_ETrade.xls	Microsoft Excel...	9/17/2003 1:07 PM	58,880	66%	19,820
NCHET_2003-4_ExcInt(ACA).xls	Microsoft Excel...	9/19/2003 12:22 PM	32,256	76%	7,648
NCHET_2003-4_ExcInt(Declara...	Microsoft Excel...	9/18/2003 3:00 PM	31,232	78%	6,867
NCHET_2003-4_ExcInt.xls	Microsoft Excel...	9/17/2003 2:28 PM	93,696	82%	17,089
NCHET_2003-4_Fidelity-NWC.xls	Microsoft Excel...	9/19/2003 1:15 PM	47,104	72%	13,152
NCHET_2003-4_Fortress.xls	Microsoft Excel...	9/17/2003 1:31 PM	20,992	81%	3,890
42 file(s)			**1,777,251**	**64%**	**641,992**

	A	B	C	D	E
1	NC2003-4_TS, Class M4				
2					
3	Tranche Information				
4					
5	Tranche	M4			
6	Coupon	4.3700			
7	Orig Balance	18,786,000.00			
8	Orig Moody's	Baa1			
9	Orig S&P	BBB+			
10	Accrual Date	09/22/2003			
11	Orig Support (%)	4.75			
12	Daycount	Actual/360			
13					
14	Price/Yield				
15	Given: Price		75 PPC, 0 0 0 0 0 0 0 0 0 0 0 1 2 3 4 5 6 ...	75 PPC, 2 CDR,50%Sev,DSCR <0,Adv0%P&I,12...	75 PPC, 3 CDR,50%Sev,DSCR <0,Adv0%P&I,12...
16	100.0000	Price	100.0000	100.0000	100.0000
17		Yield	-33.5475	8.1768	8.1813
18		Disc Margin	-3901	339	340
19		WAL	4.78	14.33	14.38
20		Mod Durn	4.064	8.827	8.843
21		Mod Convexity	0.210	1.043	1.047
22		Principal Window	NA	Jul17 to Jul18	Jul17 to Aug18
23		Principal Writedown	18,786,000.00 (100.00%)	0.00 (0.00%)	0.00 (0.00%)
24		Maturity #mos	60	178	179
25		Total Collat Loss w/ History(Forecasted)	149,992,525.04 (9.98%)	71,931,709.33 (4.79%)	108,513,311.78 (7.22%)
26		Total Collat Liquidation(Forecasted)	299,985,050.08 (19.96%)	143,863,418.66 (9.57%)	217,026,623.55 (14.44%)
27		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
28		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
29		Shock	0	0	0
30		Prepay Rate	75 PPC	75 PPC	75 PPC
31		YMP	Incl pnlty	Incl pnlty	Incl pnlty
32		Prepay Penalty Haircut(%)	0	0	0
33		No Prepay if L/O YM >	During Lockout	During Lockout	During Lockout
34		Default Rate	#####################################	2 CDR	3 CDR
35		Default Severity(%)	50	50	50
36		Severity Ramp	Percent	Percent	Percent
37		Default if DSCR <	0	0	0
38		Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
39		Advance (% of P&I)	0	0	0
40		Recovery Lag	12	12	12
41		Recovery Time Series	100	100	100
42		Initial Rate	0	0	0
43		Initial Severity	0	0	0
44		Delinq. Rate	100	100	100
45		Opt Redem	N	N	N

	F	G	H	I
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15	75 PPC, 4 CDR,50%Sev,DSCR <0,Adv0%P&I,12...	75 PPC, 5 CDR,50%Sev,DSCR <0,Adv0%P&I,12...	75 PPC, 6 CDR,50%Sev,DSCR <0,Adv0%P&I,12...	75 PPC, 7 CDR,50%Sev,DSCR <0,Adv0%P&I,12...
16	100.0000	100.0000	100.0000	100.0000
17	8.2036	8.1120	2.7286	-9.6349
18	340	322	-170	-1353
19	14.52	17.49	14.75	8.02
20	8.946	9.714	7.629	5.378
21	1.076	1.321	0.797	0.372
22	Sep17 to Sep18	Feb20 to Jun22	NA	NA
23	0.00 (0.00%)	0.00 (0.00%)	18,786,000.00 (100.00%)	18,786,000.00 (100.00%)
24	197	225	227	111
25	147,402,761.65 (9.81%)	187,651,353.39 (12.49%)	225,992,287.46 (15.04%)	221,583,494.59 (14.74%)
26	294,805,523.29 (19.62%)	375,302,706.77 (24.97%)	451,984,574.92 (30.07%)	443,166,989.17 (29.49%)
27	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
28	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
29	0	0	0	0
30	75 PPC	75 PPC	75 PPC	75 PPC
31	Incl pnlty	Incl pnlty	Incl pnlty	Incl pnlty
32	0	0	0	0
33	During Lockout	During Lockout	During Lockout	During Lockout
34	4 CDR	5 CDR	6 CDR	7 CDR
35	50	50	50	50
36	Percent	Percent	Percent	Percent
37	0	0	0	0
38	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
39	0	0	0	0
40	12	12	12	12
41	100	100	100	100
42	0	0	0	0
43	0	0	0	0
44	100	100	100	100
45	N	N	N	N

	J	K	L
1			
2			
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15	**75 PPC, 8 CDR,50%Sev,DSCR <0,Adv0%P&I,12...**	**75 PPC, 9 CDR,50%Sev,DSCR <0,Adv0%P&I,12...**	**75 PPC, 10 CDR,50%Sev,DSCR <0,Adv0%P&I,1...**
16	100.0000	100.0000	100.0000
17	-24.8563	-40.0489	-53.8631
18	-2937	-4656	-6353
19	5.55	4.32	3.60
20	4.395	3.917	3.673
21	0.246	0.196	0.175
22	NA	NA	NA
23	18,786,000.00 (100.00%)	18,786,000.00 (100.00%)	18,786,000.00 (100.00%)
24	74	57	47
25	202,258,408.37 (13.46%)	186,105,408.22 (12.38%)	172,546,194.96 (11.48%)
26	404,516,816.75 (26.92%)	372,210,816.44 (24.77%)	345,092,389.91 (22.96%)
27	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
28	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
29	0	0	0
30	75 PPC	75 PPC	75 PPC
31	Incl pnlty	Incl pnlty	Incl pnlty
32	0	0	0
33	During Lockout	During Lockout	During Lockout
34	8 CDR	9 CDR	10 CDR
35	50	50	50
36	Percent	Percent	Percent
37	0	0	0
38	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
39	0	0	0
40	12	12	12
41	100	100	100
42	0	0	0
43	0	0	0
44	100	100	100
45	N	N	N

	A	B	C	D	E	F	G	H	I	J
1	**NC2003-4_TS, Class M2**									
2										
3	**Deal Information**									
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:	$1,502,868,599.16	WA Rem Term:	351		
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	No update found		Settle:	09/22/2003	Deal Closed:	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7										
8	**Tranche Information**									
9	**Tranche**	M2								
10	**Coupon**	2.8700								
11	**Type**	MEZ_FLT								
12	**Orig Balance**	78,901,000.00								
13	**Cur Balance**	78,901,000.00								
14	**Factor**	1.0000								
15	**Orig Moody's**	A2								
16	**Orig S&P**	A								
17	**Delay**	0								
18	**Accrual Date**	09/22/2003								
19	**Daycount**	Actual/360								
20										
21	**Price/Yield**									
22	**Given: Price**		**100 PPC, 10.988 CDR,40%Sev,DSCR <0,Adv10...**							
23	100.0000	Price	100.0000							
24		Yield	6.9509							
25		Disc Margin	199							
26		WAL	10.04							
27		Mod Durn	7.403							
28		Mod Convexity	0.697							
29		Principal Window	Mar11 to May33							
30		Principal Writedown	0.00 (0.00%)							
31		Maturity #mos	356							
32		Total Collat Loss(Forecasted)	183,932,480.36 (12.24%)							
33		Total Collat Liquidation(Forecasted)	454,316,264.70 (30.23%)							
34		LIBOR_1MO	1.1200 1.1333 1.1645 1.2517 1..2669...							
35		LIBOR_6MO	1.2100 1.2643 1.3304 1.4073 1..5068...							
36		Prepay Rate	100 PPC							
37		YMP	Incl pnlty							
38		Prepay Penalty Haircut(%)	0							
39		No Prepay if L/O YM >	During Lockout							
40		Default Rate	10.988 CDR							
41		Default Severity(%)	40							
42		Severity Ramp	Percent							
43		Default if DSCR <	0							
44		Servicer Advance	All but newly liqdtd							
45		Advance (% of P&I)	100							
46		Recovery Lag	12							
47		Recovery Time Series	100							
48		Initial Rate	0							
49		Initial Severity	0							
50		Delinq. Rate	100							
51		Opt Redem	N							

	A	B	C	D	E
1	**NC2003-4_TS, Class M4**				
2					
3	**Deal Information**				
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:
6	Latest update:	09/01/2003	Settle:	09/05/2003	Deal Closed:
7					
8	**Tranche Information**				
9	**Tranche**	M4			
10	**Coupon**	4.3700			
11	**Type**	JUN_FLT			
12	**Orig Balance**	18,786,000.00			
13	**Cur Balance**	18,786,000.00			
14	**Factor**	1.0000			
15	**Orig Moody's**	Baa1			
16	**Orig S&P**	BBB+			
17	**Delay**	0			
18	**Accrual Date**	09/22/2003			
19	**Daycount**	Actual/360			
20					
21	**Price/Yield**				
22	**Given: Price**		**100 *HBK-PPC-FRM/100 *HBK-PPC-ARM/100 *M...**	**100 *HBK-PPC-FRM/100 *HBK-PPC-ARM/100 *M...**	**100 *HBK-PPC-FRM/100 *HBK-PPC-ARM/100 *M...**
23	100.0000	Price	100.0000	100.0000	100.0000
24		Disc Margin	19	254	263
25		WAL	14.15	11.21	9.92
26		Mod Durn	8.669	7.461	6.917
27		Mod Convexity	1.089	0.728	0.614
28		Principal Window	Feb17 to Sep33	Feb14 to Dec15	Jan13 to Apr14
29		Principal Writedown	7,498,290.70 (39.91%)	0.00 (0.00%)	0.00 (0.00%)
30		Maturity #mos	360	147	127
31		Total Collat Loss(Forecasted)	128,851,400.42 (8.57%)	98,862,856.33 (6.58%)	87,893,008.66 (5.85%)
32		Total Collat Liquidation(Forecasted)	254,424,445.73 (16.93%)	195,271,219.26 (12.99%)	248,073,163.06 (16.51%)
33		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
34		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
35		"1F" Prepay Rate	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM
39		"1A" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
43		"1A2" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
47		"1A3" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
51		"2F" Prepay Rate	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM
55		"2A" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
59		"2A2" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
63		"2A3" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
67		Default Rate	100 *HBK-Def	75 *HBK-Def	100 *HBK-Def
68		Default Severity(%)	50	50	35
69		Severity Ramp	Percent	Percent	Percent
70		Default if DSCR <	0	0	0
71		Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
72		Advance (% of P&I)	100	100	100
73		Recovery Lag	12	12	12
74		Recovery Time Series	100	100	100
75		Initial Rate	0	0	0

	A	B	C	D	E
76		Initial Severity	0	0	0
77		Delinq. Rate	100	100	100
78		Opt Redem	N	N	N

	F	G	H	I	J
1					
2					
3					
4	$1,502,868,599.16	WA Rem Term:	351		
5	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
39					
43					
47					
51					
55					
59					
63					
67					
68					
69					
70					
71					
72					
73					
74					
75					

	A	B	C	D	E
1	**NC2003-4_TS, Class M2**				
2					
3	**Deal Information**				
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:
6	No update found		Settle:	09/22/2003	Deal Closed:
7					
8	**Tranche Information**				
9	**Tranche**	M2			
10	**Coupon**	2.8700			
11	**Type**	MEZ_FLT			
12	**Orig Balance**	78,901,000.00			
13	**Cur Balance**	78,901,000.00			
14	**Factor**	1.0000			
15	**Orig Moody's**	A2			
16	**Orig S&P**	A			
17	**Delay**	0			
18	**Accrual Date**	09/22/2003			
19	**Daycount**	Actual/360			
20					
21	**Price/Yield**				
22	**Given: Price**		**100 PPC, 10.988 CDR,40%Sev,DSCR <0,Adv10...**		
23	100.0000	Price	100.0000		
24		Yield	6.9509		
25		Disc Margin	199		
26		WAL	10.04		
27		Mod Durn	7.403		
28		Mod Convexity	0.697		
29		Principal Window	Mar11 to May33		
30		Principal Writedown	0.00 (0.00%)		
31		Maturity #mos	356		
32		Total Collat Loss(Forecasted)	183,932,480.36 (12.24%)		
33		Total Collat Liquidation(Forecasted)	454,316,264.70 (30.23%)		
34		LIBOR_1MO	1.1200 1.1333 1.1645 1.2517 1..2669...		
35		LIBOR_6MO	1.2100 1.2643 1.3304 1.4073 1..5068...		
36		Prepay Rate	100 PPC		
37		YMP	Incl pnlty		
38		Prepay Penalty Haircut(%)	0		
39		No Prepay if L/O YM >	During Lockout		
40		Default Rate	10.988 CDR		
41		Default Severity(%)	40		
42		Severity Ramp	Percent		
43		Default if DSCR <	0		
44		Servicer Advance	All but newly liqdtd		
45		Advance (% of P&I)	100		
46		Recovery Lag	12		
47		Recovery Time Series	100		
48		Initial Rate	0		
49		Initial Severity	0		
50		Delinq. Rate	100		
51		Opt Redem	N		

	F	G	H	I	J
1					
2					
3					
4	$1,502,868,599.16	WA Rem Term:	351		
5	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46					
47					
48					
49					
50					
51					

	A	B	C	D	E
1	**NC2003-4_TS, Class M6**				
2					
3	***Deal Information***				
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:
6	Latest update:	09/01/2003	Settle:	09/05/2003	Deal Closed:
7					
8	**Tranche Information**				
9	**Tranche**	M6			
10	**Coupon**	4.8700			
11	**Type**	JUN_FLT			
12	**Orig Balance**	15,029,000.00			
13	**Cur Balance**	15,029,000.00			
14	**Factor**	1.0000			
15	**Orig Moody's**	Baa3			
16	**Orig S&P**	BBB-			
17	**Delay**	0			
18	**Accrual Date**	09/22/2003			
19	**Daycount**	Actual/360			
20					
21	**Price/Yield**				
22	**Given: Price**		**100 *HBK-PPC-FRM/100 *HBK-PPC-ARM/100 *M...**	**100 *HBK-PPC-FRM/100 *HBK-PPC-ARM/100 *M...**	**100 *HBK-PPC-FRM/100 *HBK-PPC-ARM/100 *M...**
23	100.0000	Price	100.0000	100.0000	100.0000
24		Disc Margin	-3534	-428	190
25		WAL	4.88	11.52	15.53
26		Mod Durn	3.946	8.627	8.705
27		Mod Convexity	0.202	1.228	1.089
28		Principal Window	NA	Dec21 to Sep33	Nov16 to Sep33
29		Principal Writedown	15,029,000.00 (100.00%)	12,464,512.73 (82.94%)	2,133,366.38 (14.19%)
30		Maturity #mos	66	360	360
31		Total Collat Loss(Forecasted)	101,571,209.77 (6.76%)	100,538,628.32 (6.69%)	90,196,519.94 (6.00%)
32		Total Collat Liquidation(Forecasted)	200,857,398.41 (13.36%)	198,482,514.53 (13.21%)	254,424,445.73 (16.93%)
33		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
34		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
35		"1F" Prepay Rate	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM
39		"1A" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
43		"1A2" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
47		"1A3" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
51		"2F" Prepay Rate	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM	100 *HBK-PPC-FRM
55		"2A" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
59		"2A2" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
63		"2A3" Prepay Rate	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM	100 *HBK-PPC-ARM
67		Default Rate	100 *HBK-Def	75 *HBK-Def	100 *HBK-Def
68		Default Severity(%)	50	50	35
69		Severity Ramp	Percent	Percent	Percent
70		Default if DSCR <	0	0	0
71		Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
72		Advance (% of P&I)	100	100	100
73		Recovery Lag	12	12	12
74		Recovery Time Series	100	100	100
75		Initial Rate	0	0	0

	A	B	C	D	E
76		Initial Severity	0	0	0
77		Delinq. Rate	100	100	100
78		Opt Redem	N	N	N

	F	G	H	I	J
1					
2					
3					
4	$1,502,868,599.16	WA Rem Term:	351		
5	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
39					
43					
47					
51					
55					
59					
63					
67					
68					
69					
70					
71					
72					
73					
74					
75					

NC2003-4_META - Price/Yield - M2

Prepay is treated as total unschedules balance reduction

Price = 100		75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	150 PricingSpeed	175 PricingSpeed	200 PricingSpeed
bp, 70 PricingSpeed	Disc Margin	176.8	176.6	176.6	177.6	180.6	184.0
	WAL	9.87	9.88	9.89	10.18	11.06	12.01
	Mod Durn	7.59	7.60	7.60	7.76	8.20	8.65
	Principal Window	Jun12 - Nov14	Jun12 - Nov14	Jun12 - Nov14	Sep12 - Apr15	Mar13 - Nov16	Sep13 - Oct18
	Principal # Months	30	30	30	32	45	62
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
	Total Collat Loss	72,202,360.29 (4.80%)	94,375,373.65 (6.28%)	116,054,337.67 (7.72%)	137,329,863.70 (9.14%)	158,262,992.63 (10.53%)	178,833,682.67 (11.90%)
	Total Collat Liquidation	160,449,689.53 (10.68%)	209,723,052.55 (13.95%)	257,898,528.15 (17.16%)	305,177,474.89 (20.31%)	351,695,539.18 (23.40%)	397,408,183.72 (26.44%)
bp, 85 PricingSpeed	Disc Margin	177.1	177.2	179.3	181.2	183.8	186.2
	WAL	7.95	7.99	8.48	9.15	9.88	10.78
	Mod Durn	6.48	6.51	6.81	7.19	7.58	8.03
	Principal Window	Sep10 - Oct12	Oct10 - Oct12	Feb11 - Jul13	Jul11 - Sep14	Nov11 - Mar16	Apr12 - Jun18
	Principal # Months	26	25	30	39	53	75
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
	Total Collat Loss	67,945,482.90 (4.52%)	88,822,300.56 (5.91%)	109,268,318.68 (7.27%)	129,366,043.96 (8.61%)	149,170,847.87 (9.93%)	168,496,428.00 (11.21%)
	Total Collat Liquidation	150,989,962.00 (10.05%)	197,382,890.14 (13.13%)	242,818,485.96 (16.16%)	287,480,097.68 (19.13%)	331,490,773.04 (22.06%)	374,436,506.67 (24.91%)
bp, 100 PricingSpeed	Disc Margin	177.9	**180.4**	179.8	181.6	182.7	183.8
	WAL	6.63	**6.99**	7.46	8.01	8.64	9.60
	Mod Durn	5.63	**5.88**	6.17	6.51	6.88	7.40
	Principal Window	Jul09 - Apr11	**Oct09 - Oct11**	Jan10 - Aug12	May10 - Aug13	Sep10 - Jan15	Feb11 - Jan18
	Principal # Months	22	**25**	32	40	53	84
	Principal Writedown	0.00 (0.00%)	**0.00 (0.00%)**	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
	Total Collat Loss	64,172,725.50 (4.27%)	**83,967,495.43 (5.59%)**	103,387,857.43 (6.88%)	122,507,020.79 (8.15%)	140,993,343.94 (9.38%)	158,802,907.87 (10.57%)
	Total Collat Liquidation	142,606,056.67 (9.49%)	**186,594,434.30 (12.42%)**	229,750,794.28 (15.29%)	272,237,823.97 (18.11%)	313,318,542.09 (20.85%)	352,895,350.82 (23.48%)
bp, 115 PricingSpeed	Disc Margin	179.9	178.4	179.5	180.2	180.4	179.7
	WAL	5.73	6.07	6.48	6.92	7.48	8.28
	Mod Durn	5.01	5.24	5.52	5.82	6.17	6.65
	Principal Window	Sep08 - May10	Nov08 - Nov10	Feb09 - Aug11	May09 - Jun12	Aug09 - Oct13	Dec09 - Jun16
	Principal # Months	21	25	31	38	51	79
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
	Total Collat Loss	60,840,936.36 (4.05%)	79,699,032.58 (5.30%)	98,064,691.52 (6.53%)	115,627,766.25 (7.69%)	131,851,046.10 (8.77%)	146,926,705.80 (9.78%)
	Total Collat Liquidation	135,202,080.80 (9.00%)	177,108,961.30 (11.78%)	217,921,536.71 (14.50%)	256,950,591.68 (17.10%)	293,002,324.68 (19.50%)	326,503,790.66 (21.73%)
bp, 130 PricingSpeed	Disc Margin	181.2	177.2	177.4	176.7	176.0	174.6
	WAL	4.89	5.18	5.45	5.75	6.13	6.63
	Mod Durn	4.39	4.59	4.79	5.01	5.28	5.61
	Principal Window	Nov07 - Jul09	Jan08 - Dec09	Mar08 - Jun10	May08 - Jan11	Jul08 - Nov11	Oct08 - Feb13
	Principal # Months	21	24	28	33	41	53
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
	Total Collat Loss	57,576,466.30 (3.83%)	74,524,544.27 (4.96%)	89,525,530.32 (5.96%)	103,237,629.16 (6.87%)	116,314,245.05 (7.74%)	129,100,014.20 (8.59%)
	Total Collat Liquidation	127,947,702.89 (8.51%)	165,610,098.39 (11.02%)	198,945,622.92 (13.24%)	229,416,953.68 (15.27%)	258,476,100.12 (17.20%)	286,888,920.45 (19.09%)
bp, 150 PricingSpeed	Disc Margin	175.8	175.7	175.5	174.7	174.2	173.4
	WAL	3.24	3.30	3.37	3.47	3.59	3.71
	Mod Durn	3.03	3.09	3.15	3.23	3.33	3.43
	Principal Window	May06 - Sep07	May06 - Oct07	May06 - Nov07	Jun06 - Feb08	Jul06 - Apr08	Jul06 - Jun08
	Principal # Months	17	18	19	21	22	24
	Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
	Total Collat Loss	26,537,029.49 (1.77%)	34,988,361.23 (2.33%)	43,348,599.18 (2.88%)	51,635,634.73 (3.44%)	59,861,633.02 (3.98%)	68,034,731.18 (4.53%)
	Total Collat Liquidation	58,971,176.64 (3.92%)	77,751,913.85 (5.17%)	96,330,220.40 (6.41%)	114,745,854.96 (7.64%)	133,025,851.15 (8.85%)	151,188,291.50 (10.06%)

NC2003-4_META - Bond CF - M2

UBS AG

Disc Margin	131.9
WAL	7.42
Mod Durn	6.00
Principal Window	07/09 - 07/13
Principal # Months	49
Principal Writedown	0.00%
Total Collat Loss	7.06%
Total Collat Liquidation	15.69%

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	NWC
Total		78,901,000.00	37,539,279.25	116,440,279.25		0	38,387,790.08	848,510.83		0		
0	22-Sep-03	0	0	0	78,901,000.00	0	0	0	0	0	0	
1	25-Oct-03	0	207,575.38	207,575.38	78,901,000.00	0	207,575.38	0	0	0	2.87	5.9719
2	25-Nov-03	0	196,299.55	196,299.55	78,901,000.00	0	196,299.55	0	0	0	2.8892	6.3573
3	25-Dec-03	0	191,210.00	191,210.00	78,901,000.00	0	191,210.00	0	0	0	2.9081	6.5694
4	25-Jan-04	0	201,014.76	201,014.76	78,901,000.00	0	201,014.76	0	0	0	2.9586	6.3583
5	25-Feb-04	0	200,335.34	200,335.34	78,901,000.00	0	200,335.34	0	0	0	2.9486	6.3580
6	25-Mar-04	0	189,285.47	189,285.47	78,901,000.00	0	189,285.47	0	0	0	2.9781	6.7969
7	25-Apr-04	0	203,977.06	203,977.06	78,901,000.00	0	203,977.06	0	0	0	3.0022	6.3587
8	25-May-04	0	198,712.17	198,712.17	78,901,000.00	0	198,712.17	0	0	0	3.0222	6.5711
9	25-Jun-04	0	207,965.28	207,965.28	78,901,000.00	0	207,965.28	0	0	0	3.0609	6.3599
10	25-Jul-04	0	213,256.25	213,256.25	78,901,000.00	0	213,256.25	0	0	0	3.2434	6.5750
11	25-Aug-04	0	222,423.45	222,423.45	78,901,000.00	0	222,423.45	0	0	0	3.2737	6.3635
12	25-Sep-04	0	227,281.34	227,281.34	78,901,000.00	0	227,281.34	0	0	0	3.3452	6.3647
13	25-Oct-04	0	306,431.76	306,431.76	78,901,000.00	0	306,431.76	0	0	0	4.6605	6.5988
14	25-Nov-04	0	322,896.86	322,896.86	78,901,000.00	0	322,896.86	0	0	0	4.7525	6.3872
15	25-Dec-04	0	318,687.71	318,687.71	78,901,000.00	0	318,687.71	0	0	0	4.8469	6.6014
16	25-Jan-05	0	335,588.53	335,588.53	78,901,000.00	0	335,588.53	0	0	0	4.9393	6.3897
17	25-Feb-05	0	342,165.36	342,165.36	78,901,000.00	0	342,165.36	0	0	0	5.0361	6.3909
18	25-Mar-05	0	314,624.75	314,624.75	78,901,000.00	0	314,624.75	0	0	0	5.1269	7.0769
19	25-Apr-05	0	354,014.54	354,014.54	78,901,000.00	0	354,014.54	0	0	0	5.2105	6.3930
20	25-May-05	0	348,341.34	348,341.34	78,901,000.00	0	348,341.34	0	0	0	5.2979	6.6071
21	25-Jun-05	0	366,162.67	366,162.67	78,901,000.00	0	366,162.67	0	0	0	5.3893	6.3950
22	25-Jul-05	0	360,189.64	360,189.64	78,901,000.00	0	360,189.64	0	0	0	5.4781	6.6091
23	25-Aug-05	0	378,127.34	378,127.34	78,901,000.00	0	378,127.34	0	0	0	5.5654	6.3968
24	25-Sep-05	0	384,194.61	384,194.61	78,901,000.00	0	384,194.61	0	0	0	5.6547	6.3976
25	25-Oct-05	0	391,460.74	391,460.74	78,901,000.00	0	391,460.74	0	0	0	5.9537	7.4337
26	25-Nov-05	0	411,718.13	411,718.13	78,901,000.00	0	411,718.13	0	0	0	6.0598	7.1352
27	25-Dec-05	0	405,058.01	405,058.01	78,901,000.00	0	405,058.01	0	0	0	6.1605	7.3131
28	25-Jan-06	0	425,197.93	425,197.93	78,901,000.00	0	425,197.93	0	0	0	6.2582	7.0206
29	25-Feb-06	0	432,325.10	432,325.10	78,901,000.00	0	432,325.10	0	0	0	6.3631	6.9669
30	25-Mar-06	0	396,378.46	396,378.46	78,901,000.00	0	396,378.46	0	0	0	6.4591	7.6552
31	25-Apr-06	0	445,091.50	445,091.50	78,901,000.00	0	445,091.50	0	0	0	6.551	7.3273
32	25-May-06	0	436,999.76	436,999.76	78,901,000.00	0	436,999.76	0	0	0	6.6463	7.5303
33	25-Jun-06	0	458,095.70	458,095.70	78,901,000.00	0	458,095.70	0	0	0	6.7424	7.2482
34	25-Jul-06	0	449,538.45	449,538.45	78,901,000.00	0	449,538.45	0	0	0	6.837	7.4585
35	25-Aug-06	0	471,154.25	471,154.25	78,901,000.00	0	471,154.25	0	0	0	6.9346	7.1892
36	25-Sep-06	0	477,500.09	477,500.09	78,901,000.00	0	477,500.09	0	0	0	7.028	7.1604
37	25-Oct-06	0	459,631.20	459,631.20	78,901,000.00	0	459,631.20	0	0	0	6.9905	7.6640
38	25-Nov-06	0	480,842.86	480,842.86	78,901,000.00	0	480,842.86	0	0	0	7.0772	7.3993
39	25-Dec-06	0	470,789.12	470,789.12	78,901,000.00	0	470,789.12	0	0	0	7.1602	7.6280
40	25-Jan-07	0	492,053.37	492,053.37	78,901,000.00	0	492,053.37	0	0	0	7.2422	7.3521
41	25-Feb-07	0	497,808.11	497,808.11	78,901,000.00	0	497,808.11	0	0	0	7.3269	7.3401
42	25-Mar-07	0	454,340.01	454,340.01	78,901,000.00	0	454,340.01	0	0	0	7.4036	8.1102
43	25-Apr-07	0	505,401.97	505,401.97	78,901,000.00	0	508,257.67	2,855.69	2,855.69	0	7.4807	7.4377

44	25-May-07	0	497,234.10	497,234.10	78,901,000.00	0	497,234.10	0.00	2,873.69	0	7.5624	7.6662
45	25-Jun-07	0	503,129.52	503,129.52	78,901,000.00	0	519,026.56	15,897.03	18,789.63	0	7.6392	7.4034
46	25-Jul-07	0	502,109.97	502,109.97	78,901,000.00	0	507,188.78	5,078.81	23,989.22	0	7.7138	7.6342
47	25-Aug-07	0	501,100.97	501,100.97	78,901,000.00	0	529,367.41	28,266.44	52,416.61	0	7.7914	7.3751
48	25-Sep-07	0	500,159.71	500,159.71	78,901,000.00	0	534,476.69	34,316.98	87,088.66	0	7.8666	7.3615
49	25-Oct-07	0	501,774.19	501,774.19	78,901,000.00	0	504,197.12	2,422.93	90,068.11	0	7.6683	7.6314
50	25-Nov-07	0	500,866.36	500,866.36	78,901,000.00	0	525,365.60	24,499.24	115,167.07	0	7.7325	7.3719
51	25-Dec-07	0	499,874.14	499,874.14	78,901,000.00	0	512,534.32	12,660.18	128,575.37	0	7.7951	7.6026
52	25-Jan-08	0	498,931.08	498,931.08	78,901,000.00	0	534,143.77	35,212.69	164,658.49	0	7.8617	7.3434
53	25-Feb-08	0	497,695.14	497,695.14	78,901,000.00	0	532,325.84	34,630.70	200,400.10	0	7.8349	7.3252
54	25-Mar-08	0	496,148.81	496,148.81	78,901,000.00	0	507,093.88	10,945.07	212,633.13	0	7.9783	7.8061
55	25-Apr-08	0	500,044.43	500,044.43	78,901,000.00	0	528,354.21	28,309.78	242,366.79	0	7.7765	7.3598
56	25-May-08	0	499,200.56	499,200.56	78,901,000.00	0	527,168.28	27,967.73	271,953.87	0	8.0177	7.5923
57	25-Jun-08	0	497,637.32	497,637.32	78,901,000.00	0	524,980.87	27,343.55	301,106.90	0	7.7268	7.3244
58	25-Jul-08	0	495,398.46	495,398.46	78,901,000.00	0	521,842.80	26,444.35	329,542.73	0	7.9367	7.5345
59	25-Aug-08	0	493,057.27	493,057.27	78,901,000.00	0	518,571.36	25,514.09	357,222.72	0	7.6325	7.2570
60	25-Sep-08	0	492,135.63	492,135.63	78,901,000.00	0	517,281.75	25,146.12	384,710.82	0	7.6135	7.2434
61	25-Oct-08	0	491,916.82	491,916.82	78,901,000.00	0	516,008.18	24,091.36	411,318.17	0	7.8479	7.4815
62	25-Nov-08	0	491,002.22	491,002.22	78,901,000.00	0	514,751.06	23,748.84	437,750.45	0	7.5763	7.2267
63	25-Dec-08	0	490,098.13	490,098.13	78,901,000.00	0	513,510.00	23,411.87	464,011.32	0	7.8099	7.4539
64	25-Jan-09	0	489,205.49	489,205.49	78,901,000.00	0	512,285.03	23,079.53	490,103.57	0	7.54	7.2003
65	25-Feb-09	0	488,322.96	488,322.96	78,901,000.00	0	511,076.14	22,753.18	516,031.37	0	7.5222	7.1873
66	25-Mar-09	0	487,453.58	487,453.58	78,901,000.00	0	509,883.37	22,429.79	541,795.92	0	8.3087	7.9432
67	25-Apr-09	0.00	489,463.97	489,463.97	78,901,000.00	0	508,706.70	19,242.73	564,531.82	0	7.4873	7.2041
68	25-May-09	0.00	488,573.89	488,573.89	78,901,000.00	0	507,547.59	18,973.71	587,137.00	0	7.7193	7.4307
69	25-Jun-09	0.00	487,695.69	487,695.69	78,901,000.00	0	506,404.57	18,708.88	609,614.26	0	7.4534	7.1781
70	25-Jul-09	2,060,612.30	486,829.05	2,547,441.35	76,840,387.70	0	505,277.63	18,448.58	631,966.78	0	7.6847	7.4042
71	25-Aug-09	2,879,588.45	473,281.59	3,352,870.04	73,960,799.25	0	490,999.73	17,718.14	653,723.10	0	7.4205	7.1527
72	25-Sep-09	2,794,403.20	454,755.95	3,249,159.15	71,166,396.06	0	471,573.30	16,817.35	674,708.58	0	7.4044	7.1403
73	25-Oct-09	2,711,691.18	437,009.50	3,148,700.68	68,454,704.88	0	452,783.23	15,773.73	694,775.02	0	7.6348	7.3688
74	25-Nov-09	2,631,461.12	419,642.32	3,051,103.44	65,823,243.76	0	434,608.72	14,966.40	714,152.44	0	7.3729	7.1190
75	25-Dec-09	2,553,588.59	402,832.78	2,956,421.38	63,269,655.17	0	417,028.91	14,196.13	732,873.15	0	7.6027	7.3439
76	25-Jan-10	2,477,998.43	386,561.87	2,864,560.30	60,791,656.73	0	400,024.09	13,462.22	750,968.98	0	7.3423	7.0952
77	25-Feb-10	2,404,618.03	370,813.25	2,775,431.28	58,387,038.71	0	383,575.24	12,761.98	768,469.33	0	7.3274	7.0836
78	25-Mar-10	2,333,376.99	355,570.60	2,688,947.59	56,053,661.72	0	367,664.00	12,093.40	785,401.78	0	8.0962	7.8299
79	25-Apr-10	2,263,969.89	342,077.44	2,606,047.32	53,789,691.83	0	352,272.67	10,195.23	800,532.92	0	7.2982	7.0870
80	25-May-10	2,196,825.48	327,730.25	2,524,555.73	51,592,866.35	0	337,386.29	9,656.04	815,210.16	0	7.5268	7.3114
81	25-Jun-10	2,131,623.32	313,844.56	2,445,467.88	49,461,243.03	0	322,986.05	9,141.49	829,455.10	0	7.27	7.0642
82	25-Jul-10	2,068,302.38	300,399.78	2,368,702.17	47,392,940.65	0	309,056.06	8,656.28	843,294.19	0	7.4981	7.2881
83	25-Aug-10	2,006,803.71	287,387.61	2,294,191.32	45,386,136.94	0	295,580.96	8,193.36	856,747.01	0	7.2428	7.0420
84	25-Sep-10	1,947,070.27	274,794.49	2,221,864.76	43,439,066.67	0	282,545.94	7,751.45	869,832.04	0	7.2295	7.0311
85	25-Oct-10	1,889,171.63	262,667.32	2,151,838.95	41,549,895.04	0	269,936.70	7,269.38	882,506.68	0	7.457	7.2562
86	25-Nov-10	1,844,618.74	250,867.47	2,095,486.21	39,705,276.30	0	257,738.39	6,870.92	894,851.89	0	7.2036	7.0116
87	25-Dec-10	1,802,276.00	239,353.69	2,041,629.69	37,903,000.30	0	245,837.85	6,484.16	906,876.58	0	7.4299	7.2339
88	25-Jan-11	1,761,071.51	228,110.79	1,989,182.30	36,141,928.79	0	234,218.96	6,108.17	918,588.73	0	7.1761	6.9890
89	25-Feb-11	1,717,500.58	217,132.37	1,934,632.95	34,424,428.21	0	222,875.15	5,742.78	929,996.13	0	7.1613	6.9768
90	25-Mar-11	1,674,806.55	206,448.98	1,881,255.53	32,749,621.67	0	211,840.36	5,391.38	941,110.50	0	7.912	7.7106
91	25-Apr-11	1,633,255.23	196,062.48	1,829,317.71	31,116,366.44	0	201,109.16	5,046.68	951,936.36	0	7.1313	6.9523
92	25-May-11	1,591,110.80	185,950.94	1,777,061.74	29,525,255.63	0	190,672.96	4,722.02	962,491.60	0	7.3533	7.1712
93	25-Jun-11	1,549,891.55	176,128.97	1,726,020.53	27,975,364.08	0	180,540.46	4,411.49	972,788.52	0	7.101	6.9275
94	25-Jul-11	1,509,693.36	166,589.53	1,676,282.89	26,465,670.72	0	170,704.72	4,115.19	982,839.63	0	7.3224	7.1458
95	25-Aug-11	1,470,557.46	157,324.77	1,627,882.23	24,995,113.26	0	161,157.56	3,832.78	992,657.22	0	7.0715	6.9033
96	25-Sep-11	1,432,453.55	148,326.58	1,580,780.13	23,562,659.70	0	151,890.27	3,563.69	1,002,253.09	0	7.0569	6.8914
97	25-Oct-11	1,395,352.30	139,587.08	1,534,939.38	22,167,307.41	0	142,894.42	3,307.34	1,011,638.54	0	7.2773	7.1089
98	25-Nov-11	1,359,225.24	131,098.65	1,490,323.89	20,808,082.16	0	134,161.84	3,063.19	1,020,824.41	0	7.0284	6.8679
99	25-Dec-11	1,324,044.81	122,853.91	1,446,898.73	19,484,037.35	0	125,684.64	2,830.72	1,029,821.10	0	7.2482	7.0850
100	25-Jan-12	1,289,784.27	114,845.72	1,404,629.99	18,194,253.08	0	117,455.16	2,609.44	1,038,638.58	0	7.0006	6.8451

101	25-Feb-12	1,256,417.69	107,067.15	1,363,484.84	16,937,835.39	0	109,466.01	2,398.86	1,047,286.43	0	6.9869	6.8338
102	25-Mar-12	1,223,919.95	99,511.49	1,323,431.44	15,713,915.45	0	101,710.01	2,198.51	1,055,773.79	0	7.4544	7.2932
103	25-Apr-12	1,192,266.67	92,172.25	1,284,438.92	14,521,648.78	0	94,180.22	2,007.97	1,064,109.46	0	6.9601	6.8117
104	25-May-12	1,161,434.22	85,043.13	1,246,477.35	13,360,214.56	0	86,869.93	1,826.80	1,072,301.87	0	7.1785	7.0276
105	25-Jun-12	1,131,421.55	78,118.03	1,209,539.58	12,228,793.01	0	79,772.63	1,654.60	1,080,359.09	0	6.934	6.7901
106	25-Jul-12	1,102,209.45	71,390.93	1,173,600.38	11,126,583.56	0	72,881.90	1,490.97	1,088,288.85	0	7.1518	7.0055
107	25-Aug-12	1,073,750.17	64,855.95	1,138,606.11	10,052,833.40	0	66,191.49	1,335.54	1,096,098.57	0	6.9085	6.7691
108	25-Sep-12	1,046,010.40	58,507.55	1,104,517.94	9,006,823.00	0	59,695.50	1,187.95	1,103,795.34	0	6.8959	6.7587
109	25-Oct-12	1,018,968.24	52,340.43	1,071,308.67	7,987,854.76	0	53,388.28	1,047.85	1,111,385.98	0	7.113	6.9734
110	25-Nov-12	992,618.47	46,349.48	1,038,967.95	6,995,236.29	0	47,264.40	914.92	1,118,877.01	0	6.8714	6.7384
111	25-Dec-12	966,942.24	40,529.65	1,007,471.88	6,028,294.06	0	41,318.48	788.83	1,126,274.66	0	7.088	6.9527
112	25-Jan-13	941,921.03	34,876.05	976,797.08	5,086,373.03	0	35,545.34	669.29	1,133,584.94	0	6.8475	6.7185
113	25-Feb-13	917,536.90	29,383.95	946,920.84	4,168,836.13	0	29,939.94	555.99	1,140,813.56	0	6.8357	6.7088
114	25-Mar-13	893,772.39	24,048.74	917,821.13	3,275,063.74	0	24,497.41	448.67	1,147,966.01	0	7.5553	7.4169
115	25-Apr-13	870,610.61	18,865.98	889,476.59	2,404,453.13	0	19,213.03	347.05	1,155,047.56	0	6.8127	6.6896
116	25-May-13	848,035.12	13,831.34	861,866.47	1,556,418.01	0	14,082.22	250.88	1,162,063.23	0	7.0281	6.9029
117	25-Jun-13	826,030.00	8,940.65	834,970.65	730,388.01	0	9,100.55	159.90	1,169,017.84	0	6.7902	6.6709
118	25-Jul-13	730,388.01	4,189.84	734,577.85	0.00	0	4,263.73	73.89	1,175,916.01	0	7.0051	6.8838

	A	B	C
1	**NC2003-4_TS, Class M6**		
2			
3	**Tranche Information**		
4	**Tranche**	M6	
5	**Coupon**	4.8700	
6	**Orig Balance**	15,029,000.00	
7	**Orig Moody's**	Baa3	
8	**Orig S&P**	BBB-	
9	**Delay**	0	
10	**Accrual Date**	09/22/2003	
11	**Orig Support (%)**	2.50	
12	**Daycount**	Actual/360	
13			
14	**Price/Yield**		
15	**Given: Disc Margin**		**100 PPC**
16	450	Price	96.4441
17	475	Price	95.2936
18	500	Price	94.1600
19	525	Price	93.0430
20	550	Price	91.9425
21	575	Price	90.8580
22	600	Price	89.7893
23	625	Price	88.7362
24	650	Price	87.6984
25	675	Price	86.6756
26	700	Price	85.6677
27	725	Price	84.6743
28	750	Price	83.6952
29	775	Price	82.7301
30	800	Price	81.7790
31	825	Price	80.8414
32	850	Price	79.9173
33	875	Price	79.0063
34	900	Price	78.1083
35	925	Price	77.2230
36	950	Price	76.3503
37		WAL	5.56
38		Mod Durn	4.518
39		Mod Convexity	0.272
40		Principal Window	Oct06 to Feb12
41		Principal Writedown	0.00 (0.00%)
42		Maturity #mos	101
43		Total Collat Loss w/ History(Forecasted)	0.00 (0.00%)
44		Total Collat Liquidation(Forecasted)	0.00 (0.00%)
45		LIBOR_1MO	1.12
46		LIBOR_6MO	1.18
47		Prepay Rate	100 PPC
48		YMP	Incl pnlty
49		Prepay Penalty Haircut(%)	0
50		No Prepay if L/O YM >	During Lockout
51		Opt Redem	Y

	A	B	C	D	E	F
1	NC2003-4_TS, Class M3					
2						
3	Tranche Information					
4						
5	Tranche	M3				
6	Coupon	3.2200				
7	Orig Balance	22,543,000.00				
8	Orig Moody's	A3				
9	Orig S&P	A-				
10	Delay	0				
11	Accrual Date	09/22/2003				
12	Orig Support (%)	6.00				
13	Daycount	Actual/360				
14						
15	Price/Yield					
16	Given: Price		100 PPC, 8.064 CDR,50%Sev,DSCR <0,Adv100...	100 PPC, 6.436 CDR,50%Sev,DSCR <0,Adv100...		
17	100.0000	Price	100.0000	100.0000		
18		Yield	7.2937	8.5075		
19		Disc Margin	235	211		
20		WAL	18.03	18.16		
21		Mod Durn	10.539	9.571		
22		Mod Convexity	1.516	1.315		
23		Principal Window	Jun18 to Sep33	Aug18 to Sep33		
24		Principal Writedown	13,357.68 (0.06%)	14,028.75 (0.06%)		
25		Maturity #mos	360	360		
26		Total Collat Loss w/ History(Forecasted)	234,758,361.38 (15.62%)	186,760,839.40 (12.43%)		
27		Total Collat Liquidation(Forecasted)	469,516,722.76 (31.24%)	373,521,678.80 (24.85%)		
28		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...		
29		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...		
30		Shock	0	150		
31		Prepay Rate	100 PPC	100 PPC		
32		Default Rate	8.064 CDR	6.436 CDR		
33		Default Severity(%)	50	50		
34		Advance (% of P&I)	100	100		
35		Recovery Lag	6	6		
36		Recovery Time Series	100	100		
37		Delinq. Rate	0	0		
38		Opt Redem	N	N		

	A	B	C	D
1	**NC2003-4_TS, Class M4**			
2				
3	**Deal Information**			
4	Deal Type:	Home Equity	Gross WAC:	7.0718
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351
6	Latest update:	09/01/2003	Settle:	09/05/2003
7				
8	**Tranche Information**			
9	**Tranche**	M4		
10	**Coupon**	4.3700		
11	**Type**	JUN_FLT		
12	**Orig Balance**	18,786,000.00		
13	**Cur Balance**	18,786,000.00		
14	**Factor**	1.0000		
15	**Orig Moody's**	Baa1		
16	**Orig S&P**	BBB+		
17	**Delay**	0		
18	**Accrual Date**	09/22/2003		
19	**Daycount**	Actual/360		
20				
21	**Price/Yield**			
22	**Given: Price**		**100 *MKP-PPC-FRM/100 *MKP-PPC-ARM/100 *M...**	**100 *MKP-PPC-FRM/100 *MKP-PPC-ARM/100 *M...**
23	100.0000	Price	100.0000	100.0000
24		Disc Margin	-1538	189
25		WAL	7.53	13.33
26		Mod Durn	5.043	8.034
27		Mod Convexity	0.338	0.886
28		Principal Window	NA	Jun15 to Jun19
29		Principal Writedown	18,786,000.00 (100.00%)	0.00 (0.00%)
30		Maturity #mos	125	189
31		Total Collat Loss(Forecasted) @ Bond Mat	125,382,342.44 (8.34%)	100,090,038.34 (6.66%)
32		Total Collat Liquidation(Forecasted) @ Bond Mat	247,777,471.86 (16.49%)	197,686,311.78 (13.15%)
33		Total Collat Loss(Forecasted) @ Collat Mat	128,895,540.26 (8.58%)	100,576,222.40 (6.69%)
34		Total Collat Liquidation(Forecasted) @ Collat Mat	254,567,873.23 (16.94%)	198,602,278.47 (13.21%)
35		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
36		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
69		Default Rate	100 *MKP-Def	75 *MKP-Def
70		Default Severity(%)	50	50
71		Severity Ramp	Percent	Percent
72		Default if DSCR <	0	0
73		Servicer Advance	All but newly liqdtd	All but newly liqdtd
74		Advance (% of P&I)	100	100
75		Recovery Lag	12	12
76		Recovery Time Series	100	100
77		Initial Rate	0	0
78		Initial Severity	0	0
79		Delinq. Rate	100	100
80		Opt Redem	N	N

	E	F	G	H	I	J
1						
2						
3						
4	Orig Deal Bal:	$1,502,868,599.16	WA Rem Term:	351		
5	Orig Collat Bal:	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	Deal Closed:	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22	**100 *MKP-PPC-FRM/100 *MKP-PPC-ARM/100 *M...**					
23	100.0000					
24	203					
25	11.33					
26	7.339					
27	0.715					
28	Jan14 to Apr16					
29	0.00 (0.00%)					
30	151					
31	89,108,504.50 (5.93%)					
32	251,506,816.90 (16.74%)					
33	90,227,418.00 (6.00%)					
34	254,567,873.23 (16.94%)					
35	1.12 1.1392 1.1581 1.2086 1.19986...					
36	1.18 1.2008 1.2228 1.2492 1.29943...					
69	100 *MKP-Def					
70	35					
71	Percent					
72	0					
73	All but newly liqdtd					
74	100					
75	12					
76	100					
77	0					
78	0					
79	100					
80	N					

NC2003-4_Px - Price/Yield - A2

Balance	$150,000,000.00	Delay	0	Index	LIBOR_1MO	WAC	7.071750669
Coupon	1.5	Dated	9/23/2003	Mult / Margin	1 / 0.38	NET	6.569051
Settle	9/23/2003	First Payment	10/25/2003	Cap / Floor	999 / 0	WAM	351

Disc Margin	*1*
	Price
28.0	100.2746
28.5	100.2609
29.0	100.2471
29.5	100.2334
30.0	100.2196
30.5	100.2058
31.0	100.1921
31.5	100.1784
32.0	100.1646
32.5	100.1509
33.0	100.1371
33.5	100.1234
34.0	100.1097
34.5	100.0960
35.0	100.0822
35.5	100.0685
36.0	100.0548
36.5	100.0411
37.0	100.0274
37.5	100.0137
38.0	100.0000
38.5	99.9863
39.0	99.9726
39.5	99.9589
40.0	99.9452
40.5	99.9316
41.0	99.9179
41.5	99.9042
42.0	99.8905
42.5	99.8769
43.0	99.8632
43.5	99.8495
44.0	99.8359
44.5	99.8222
45.0	99.8086
45.5	99.7949
46.0	99.7813
46.5	99.7676
47.0	99.7540
47.5	99.7404
48.0	99.7267
WAL	2.80
Mod Durn	2.72
Mod Convexity	0.147
Principal Window	Oct03 - Feb12
Maturity #mos	*101*
LIBOR_1MO	1.12
LIBOR_6MO	1.18
Prepay	100 PricingSpeed
No Prepays	
Lockout and Penalties	Include Penalties
Optional Redemption	*Call (Y)*

	A	B	C	D	E	F	G	H	I	J
1	**NC2003-4_TS, Class M3**									
2										
3	**Deal Information**									
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:	$1,502,868,599.16	WA Rem Term:	351		
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	No update found		Settle:	09/22/2003	Deal Closed:	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7										
8	**Tranche Information**									
9	**Tranche**	M3								
10	**Coupon**	3.2200								
11	**Type**	MEZ_FLT								
12	**Orig Balance**	22,543,000.00								
13	**Cur Balance**	22,543,000.00								
14	**Factor**	1.0000								
15	**Orig Moody's**	A3								
16	**Orig S&P**	A-								
17	**Delay**	0								
18	**Accrual Date**	09/22/2003								
19	**Daycount**	Actual/360								
20										
21	**Price/Yield**									
22	**Given: Price**		**100 PPC, 10.227 CDR,40%Sev,DSCR <0,Adv10...**							
23	100.0000	Price	100.0000							
24		Disc Margin	244							
25		WAL	13.42							
26		Mod Durn	8.967							
27		Mod Convexity	1.043							
28		Principal Window	Aug14 to Apr32							
29		Principal Writedown	0.00 (0.00%)							
30		Maturity #mos	343							
31		Total Collat Loss(Forecasted)	174,262,911.55 (11.60%)							
32		Total Collat Liquidation(Forecasted)	430,330,857.39 (28.63%)							
33		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...							
34		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...							
35		Prepay Rate	100 PPC							
36		YMP	Incl pnlty							
37		Prepay Penalty Haircut(%)	0							
38		No Prepay if L/O YM >	During Lockout							
39		Default Rate	10.227 CDR							
40		Default Severity(%)	40							
41		Severity Ramp	Percent							
42		Default if DSCR <	0							
43		Servicer Advance	All but newly liqdtd							
44		Advance (% of P&I)	100							
45		Recovery Lag	12							
46		Recovery Time Series	100							
47		Initial Rate	0							
48		Initial Severity	0							
49		Delinq. Rate	100							
50		Opt Redem	N							

	A	B	C	D
1	**NC2003-4_TS, Class M5**			
2				
3	**Tranche Information**			
4				
5	Tranche	M5		
6	Coupon	4.8700		
7	Orig Balance	18,786,000.00		
8	Delay	0		
9	Accrual Date	09/22/2003		
10	Orig Support (%)	3.50		
11	Daycount	Actual/360		
12				
13	**Price/Yield**			
14	Given: Price		50 PPC, 11.916 CDR,40%Sev,DSCR <0,Adv100...	50 PPC, 7.591 CDR,40%Sev,DSCR <0,Adv100%...
15	100.0000	Price	100.0000	100.0000
16		Yield	5.3103	8.6199
17		Disc Margin	413	356
18		WAL	27.61	27.95
19		Mod Durn	14.934	11.051
20		Mod Convexity	3.226	1.952
21		Principal Window	Mar29 to Sep33	Oct29 to Sep33
22		Principal Writedown	15,323.73 (0.08%)	29,732.57 (0.16%)
23		Maturity #mos	360	360
24		Total Collat Loss w/ History(Forecasted)	488,405,395.26 (32.50%)	332,360,147.44 (22.12%)
25		Total Collat Liquidation(Forecasted)	1,221,013,488.15 (81.25%)	830,900,368.59 (55.29%)
26		LIBOR_1MO	1.12	1.12 1.1392 1.1581 1.2086 1.19986...
27		LIBOR_6MO	1.18	1.18 1.2008 1.2228 1.2492 1.29943...
28		Shock	0	0
29		Prepay Rate	50 PPC	50 PPC
30		Default Rate	11.916 CDR	7.591 CDR
31		Default Severity(%)	40	40
32		Advance (% of P&I)	100	100
33		Recovery Lag	12	12
34		Delinq. Rate	100	100
35		Opt Redem	N	N

	E	F	G	H
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14	**50 PPC, 5.525 CDR,40%Sev,DSCR <0,Adv100%...**	**100 PPC, 10.716 CDR,40%Sev,DSCR <0,Adv10...**	**100 PPC, 7.632 CDR,40%Sev,DSCR <0,Adv100...**	**100 PPC, 5.234 CDR,40%Sev,DSCR <0,Adv100...**
15	100.0000	100.0000	100.0000	100.0000
16	9.8095	5.5634	8.2291	9.2789
17	279	438	332	239
18	28.07	18.56	18.84	18.95
19	10.019	11.783	9.745	9.059
20	1.660	1.871	1.384	1.237
21	Jan30 to Sep33	Jan19 to Sep33	May19 to Sep33	Jun19 to Sep33
22	107,737.40 (0.57%)	1,765.91 (0.01%)	8,318.37 (0.04%)	6,147.96 (0.03%)
23	360	360	360	360
24	242,342,332.77 (16.13%)	249,637,153.71 (16.61%)	177,509,697.03 (11.81%)	121,100,335.85 (8.06%)
25	605,855,831.94 (40.31%)	624,092,884.28 (41.53%)	443,774,242.57 (29.53%)	302,750,839.64 (20.14%)
26	1.12 1.1392 1.1581 1.2086 1.19986...	1.12	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
27	1.18 1.2008 1.2228 1.2492 1.29943...	1.18	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
28	+200	0	0	+200
29	50 PPC	100 PPC	100 PPC	100 PPC
30	5.525 CDR	10.716 CDR	7.632 CDR	5.234 CDR
31	40	40	40	40
32	100	100	100	100
33	12	12	12	12
34	100	100	100	100
35	N	N	N	N

	A	B	C	D	E
1	**NC2003-4_TS, Class M5**				
2					
3	**Tranche Information**				
4					
5	**Tranche**	M5			
6	**Coupon**	4.8700			
7	**Orig Balance**	18,786,000.00			
8	**Delay**	0			
9	**Accrual Date**	09/22/2003			
10	**Orig Support (%)**	3.50			
11	**Daycount**	Actual/360			
12					
13	**Price/Yield**				
14	**Given: Price**		**50 PPC, 10.707 CDR,40%Sev,DSCR <0,Adv100...**	**50 PPC, 7.769 CDR,40%Sev,DSCR <0,Adv100%...**	**50 PPC, 5.411 CDR,40%Sev,DSCR <0,Adv100%...**
15	100.0000	Price	100.0000	100.0000	100.0000
16		Yield	5.5391	8.5594	9.7686
17		Disc Margin	436	357	278
18		WAL	19.75	22.38	24.43
19		Mod Durn	12.257	10.337	9.708
20		Mod Convexity	2.043	1.618	1.507
21		Principal Window	Mar20 to Sep33	Oct22 to Sep33	Jan25 to Sep33
22		Principal Writedown	0.00 (0.00%)	18,076.85 (0.10%)	24,060.52 (0.13%)
23		Maturity #mos	360	360	360
24		Total Collat Loss w/ History(Forecasted)	272,613,168.71 (18.14%)	225,021,369.42 (14.97%)	174,931,250.46 (11.64%)
25		Total Collat Liquidation(Forecasted)	670,365,528.11 (44.61%)	554,424,795.86 (36.89%)	430,981,769.39 (28.68%)
26		LIBOR_1MO	1.12	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
27		LIBOR_6MO	1.18	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
28		Shock	0	0	+200
29		Prepay Rate	50 PPC	50 PPC	50 PPC
30		Default Rate	10.707 CDR	7.769 CDR	5.411 CDR
31		Default Severity(%)	40	40	40
32		Advance (% of P&I)	100	100	100
33		Recovery Lag	12	12	12
34		Delinq. Rate	100	100	100
35		Opt Redem	N	N	N

	F	G	H	I	J
1					
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14	**100 PPC, 10.495 CDR,40%Sev,DSCR <0,Adv10...**	**100 PPC, 7.91 CDR,40%Sev,DSCR <0,Adv100%...**	***100 PPC, 5.422 CDR,40%Sev,DSCR <0,Adv100...***		
15	100.0000	100.0000	100.0000		
16	5.6396	8.1579	9.2381		
17	445	338	244		
18	13.65	14.83	16.02		
19	9.608	8.728	8.470		
20	1.193	1.055	1.041		
21	Nov14 to Sep32	Nov15 to Sep33	Nov16 to Sep33		
22	0.00 (0.00%)	6,613.67 (0.04%)	4,023.46 (0.02%)		
23	348	360	360		
24	177,018,164.14 (11.78%)	142,723,053.11 (9.50%)	104,577,172.11 (6.96%)		
25	436,299,077.97 (29.03%)	352,371,428.00 (23.45%)	258,273,857.02 (17.19%)		
26	1.12	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...		
27	1.18	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...		
28	0	0	+200		
29	100 PPC	100 PPC	100 PPC		
30	10.495 CDR	7.91 CDR	5.422 CDR		
31	40	40	40		
32	100	100	100		
33	12	12	12		
34	100	100	100		
35	N	N	N		

	A	B	C	D	E
1	**NC2003-4_TS, Class M5**				
2					
3	**Tranche Information**				
4	**Tranche**	M5			
5	**Coupon**	4.8700			
6	**Orig Balance**	18,786,000.00			
7	**Orig Moody's**	Baa2			
8	**Orig S&P**	BBB			
9	**Delay**	0			
10	**Accrual Date**	09/22/2003			
11	**Orig Support (%)**	3.50			
12	**Daycount**	Actual/360			
13					
14	**Price/Yield**				
15	**Given: Price**		**100 PPC, 6.698 CDR,50%Sev,DSCR <0,Adv100...**	**100 PPC, 5.661 CDR,50%Sev,DSCR <0,Adv100...**	**100 PPC, 4.561 CDR,50%Sev,DSCR <0,Adv100...**
16	100.0000	Price	100.0000	100.0000	100.0000
17		Yield	8.1674	8.7602	9.2198
18		Disc Margin	337	296	240
19		WAL	15.27	15.78	16.39
20		Mod Durn	8.854	8.655	8.573
21		Mod Convexity	1.092	1.070	1.070
22		Principal Window	Mar16 to Sep33	Sep16 to Jan33	Mar17 to Sep33
23		Principal Writedown	10,820.23 (0.06%)	0.00 (0.00%)	24,363.53 (0.13%)
24		Maturity #mos	360	352	360
25		Total Collat Loss w/ History(Forecasted)	155,870,111.49 (10.37%)	135,524,976.63 (9.02%)	112,599,923.67 (7.49%)
26		Total Collat Liquidation(Forecasted)	308,811,026.37 (20.55%)	268,544,811.32 (17.87%)	223,137,867.55 (14.85%)
27		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
28		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
29		Shock	0	+100	+200
30		Prepay Rate	100 PPC	100 PPC	100 PPC
31		Default Rate	6.698 CDR	5.661 CDR	4.561 CDR
32		Default Severity(%)	50	50	50
33		Advance (% of P&I)	100	100	100
34		Recovery Lag	9	9	9
35		Delinq. Rate	100	100	100
36		Opt Redem	N	N	N

	A	B	C	D	E	F
1	**NC2003-4_TS, Class M2**					
2						
3	**Deal Information**					
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:	$1,502,868,599.16
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:	$1,502,868,599.16
6	Latest update:	09/01/2003	Settle:	09/05/2003	Deal Closed:	09/22/2003
7						
8	**Tranche Information**					
9	**Tranche**	M2				
10	**Coupon**	2.8700				
11	**Type**	MEZ_FLT				
12	**Orig Balance**	78,901,000.00				
13	**Cur Balance**	78,901,000.00				
14	**Factor**	1.0000				
15	**Orig Moody's**	A2				
16	**Orig S&P**	A				
17	**Delay**	0				
18	**Accrual Date**	09/22/2003				
19	**Daycount**	Actual/360				
20						
21	**Price/Yield**		**To Maturity**	**To Call**		
22	**Given: Price**		**100 *MKP-PPC-FRM/100 *MKP-PPC-ARM/100 *M...**	**100 *MKP-PPC-FRM/100 *MKP-PPC-ARM/100 *M...**		
23	100.0000	Price	100.0000	100.0000		
24		Disc Margin	178	173		
25		WAL	8.62	5.09		
26		Mod Durn	6.790	4.531		
27		Mod Convexity	0.575	0.240		
28		Principal Window	Feb10 to Sep33	Oct08 to Oct08		
29		Principal Writedown	393,365.93 (0.50%)	110,081.97 (0.14%)		
30		Maturity #mos	360	61		
31		Total Collat Loss(Forecasted)	174,366,477.44 (11.60%)	174,134,006.02 (11.59%)		
32		*Total Collat Liquidation(Forecasted)*	492,009,916.67 (32.74%)	491,850,839.31 (32.73%)		
33		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...		
34		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...		
35		"1F" Prepay Rate	100 *MKP-PPC-FRM	100 *MKP-PPC-FRM		
36		"1F" YMP	Incl pnlty	Incl pnlty		
37		"1F" Prepay Penalty Haircut(%)	0	0		
38		"1F" No Prepay if L/O YM >	During Lockout	During Lockout		
39		"1A" Prepay Rate	100 *MKP-PPC-ARM	100 *MKP-PPC-ARM		
40		"1A" YMP	Incl pnlty	Incl pnlty		
41		"1A" Prepay Penalty Haircut(%)	0	0		
42		"1A" No Prepay if L/O YM >	During Lockout	During Lockout		
43		"1A2" Prepay Rate	100 *MKP-PPC-ARM	100 *MKP-PPC-ARM		
44		"1A2" YMP	Incl pnlty	Incl pnlty		
45		"1A2" Prepay Penalty Haircut(%)	0	0		
46		"1A2" No Prepay if L/O YM >	During Lockout	During Lockout		
47		"1A3" Prepay Rate	100 *MKP-PPC-ARM	100 *MKP-PPC-ARM		
48		"1A3" YMP	Incl pnlty	Incl pnlty		

	A	B	C	D	E	F
49		"1A3" Prepay Penalty Haircut(%)	0	0		
50		"1A3" No Prepay if L/O YM >	During Lockout	During Lockout		
51		"2F" Prepay Rate	100 *MKP-PPC-FRM	100 *MKP-PPC-FRM		
52		"2F" YMP	Incl pnlty	Incl pnlty		
53		"2F" Prepay Penalty Haircut(%)	0	0		
54		"2F" No Prepay if L/O YM >	During Lockout	During Lockout		
55		"2A" Prepay Rate	100 *MKP-PPC-ARM	100 *MKP-PPC-ARM		
56		"2A" YMP	Incl pnlty	Incl pnlty		
57		"2A" Prepay Penalty Haircut(%)	0	0		
58		"2A" No Prepay if L/O YM >	During Lockout	During Lockout		
59		"2A2" Prepay Rate	100 *MKP-PPC-ARM	100 *MKP-PPC-ARM		
60		"2A2" YMP	Incl pnlty	Incl pnlty		
61		"2A2" Prepay Penalty Haircut(%)	0	0		
62		"2A2" No Prepay if L/O YM >	During Lockout	During Lockout		
63		"2A3" Prepay Rate	100 *MKP-PPC-ARM	100 *MKP-PPC-ARM		
64		"2A3" YMP	Incl pnlty	Incl pnlty		
65		"2A3" Prepay Penalty Haircut(%)	0	0		
66		"2A3" No Prepay if L/O YM >	During Lockout	During Lockout		
67		Default Rate	234 *MKP-Def	295 *MKP-Def		
68		Default Severity(%)	35	35		
69		Severity Ramp	Percent	Percent		
70		Default if DSCR <	0	0		
71		Servicer Advance	All but newly liqdtd	All but newly liqdtd		
72		Advance (% of P&I)	100	100		
73		Recovery Lag	12	12		
74		Recovery Time Series	100	100		
75		Initial Rate	0	0		
76		Initial Severity	0	0		
77		Delinq. Rate	100	100		
78		Opt Redem	N	Y		

	G	H	I	J
1				
2				
3				
4	WA Rem Term:	351		
5	Cur Collat Bal:	$1,502,868,599.16		
6	Next Pay:	10/25/2003	First Pay:	10/25/2003
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47				
48				

NC2003-4_Px - Price/Yield - A3

Balance	$81,192,000.00	Delay	0	Index	LIBOR_1MO \|	WAC	7.071750669
Coupon	1.28	Dated	9/23/2003	Mult / Margin	1 / 0.16	NET	6.569051
Settle	9/23/2003	First Payment	10/25/2003	Cap / Floor	999 / 0	WAM	351

Disc Margin	*1*
	Price
6.0	100.1003
7.0	100.0903
8.0	100.0803
9.0	100.0702
10.0	100.0602
11.0	100.0502
12.0	100.0401
13.0	100.0301
14.0	100.0201
15.0	100.0100
16.0	100.0000
17.0	99.9900
18.0	99.9799
19.0	99.9699
20.0	99.9599
21.0	99.9499
22.0	99.9399
23.0	99.9298
24.0	99.9198
25.0	99.9098
26.0	99.8998
WAL	1.00
Mod Durn	1.00
Mod Convexity	0.018
Principal Window	Oct03 - Oct05
Maturity #mos	25
LIBOR_1MO	1.12
LIBOR_6MO	1.18
Prepay	100 PPC
No Prepays	
Lockout and Penalties	Include Penalties
Optional Redemption	Call (Y)

NC2003-4_Px - Price/Yield - M2

Balance	$78,901,000.00	Delay	0	Index	LIBOR_1MO \| 1.12	WAC	7.071750669
Coupon	2.94	Dated	9/23/2003	Mult / Margin	1 / 1.82	NET	6.569051
Settle	9/23/2003	First Payment	10/25/2003	Cap / Floor	999 / 0	WAM	351

Disc Margin	*1*	2	3	*4*	5	6	7
	Price	Price	Price	Price	Price	Price	Price
152.0	104.3042	102.2577	101.5584	101.2666	101.1596	100.9482	100.7231
153.0	104.1570	102.1814	101.5060	101.2241	101.1208	100.9165	100.6989
154.0	104.0102	102.1053	101.4536	101.1816	101.0819	100.8847	100.6747
155.0	103.8635	102.0291	101.4013	101.1391	101.0430	100.8530	100.6505
156.0	103.7171	101.9531	101.3489	101.0967	101.0042	100.8213	100.6264
157.0	103.5710	101.8771	101.2967	101.0542	100.9654	100.7895	100.6022
158.0	103.4252	101.8012	101.2444	101.0118	100.9266	100.7578	100.5780
159.0	103.2795	101.7254	101.1922	100.9694	100.8878	100.7261	100.5539
160.0	103.1342	101.6496	101.1400	100.9271	100.8490	100.6944	100.5297
161.0	102.9891	101.5739	101.0878	100.8847	100.8102	100.6628	100.5056
162.0	102.8442	101.4983	101.0357	100.8424	100.7715	100.6311	100.4814
163.0	102.6997	101.4227	100.9836	100.8001	100.7328	100.5994	100.4573
164.0	102.5553	101.3472	100.9316	100.7578	100.6941	100.5678	100.4332
165.0	102.4112	101.2718	100.8795	100.7155	100.6554	100.5362	100.4091
166.0	102.2674	101.1964	100.8276	100.6733	100.6167	100.5045	100.3850
167.0	102.1238	101.1211	100.7756	100.6310	100.5780	100.4729	100.3609
168.0	101.9805	101.0459	100.7237	100.5888	100.5394	100.4413	100.3368
169.0	101.8374	100.9708	100.6718	100.5466	100.5008	100.4097	100.3127
170.0	101.6946	100.8957	100.6199	100.5045	100.4621	100.3782	100.2886
171.0	101.5520	100.8207	100.5681	100.4623	100.4235	100.3466	100.2645
172.0	101.4097	100.7457	100.5163	100.4202	100.3850	100.3150	100.2404
173.0	101.2676	100.6708	100.4645	100.3781	100.3464	100.2835	100.2163
174.0	101.1258	100.5960	100.4128	100.3360	100.3078	100.2519	100.1923
175.0	100.9842	100.5213	100.3611	100.2939	100.2693	100.2204	100.1682
176.0	100.8428	100.4466	100.3094	100.2519	100.2308	100.1889	100.1442
177.0	100.7018	100.3720	100.2577	100.2098	100.1923	100.1574	100.1201
178.0	100.5609	100.2975	100.2061	100.1678	100.1538	100.1259	100.0961
179.0	100.4203	100.2230	100.1545	100.1258	100.1153	100.0944	100.0721
180.0	100.2800	100.1486	100.1030	100.0839	100.0769	100.0629	100.0480
181.0	100.1399	100.0743	100.0515	100.0419	100.0384	100.0315	100.0240
182.0	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
183.0	99.8604	99.9258	99.9485	99.9581	99.9616	99.9686	99.9760
184.0	99.7210	99.8517	99.8971	99.9162	99.9232	99.9371	99.9520
185.0	99.5819	99.7776	99.8457	99.8743	99.8848	99.9057	99.9280
186.0	99.4430	99.7036	99.7944	99.8325	99.8465	99.8743	99.9040
187.0	99.3043	99.6297	99.7431	99.7906	99.8081	99.8429	99.8800
188.0	99.1659	99.5558	99.6918	99.7488	99.7698	99.8115	99.8560
189.0	99.0278	99.4820	99.6405	99.7070	99.7315	99.7801	99.8321
190.0	98.8899	99.4083	99.5893	99.6653	99.6932	99.7487	99.8081

191.0	98.7522	99.3346	99.5381	99.6235	99.6549	99.7174	99.7841
192.0	98.6147	99.2610	99.4869	99.5818	99.6166	99.6860	99.7602
193.0	98.4775	99.1875	99.4358	99.5401	99.5784	99.6547	99.7362
194.0	98.3406	99.1140	99.3847	99.4984	99.5401	99.6234	99.7123
195.0	98.2039	99.0406	99.3336	99.4567	99.5019	99.5920	99.6884
196.0	98.0674	98.9673	99.2826	99.4151	99.4637	99.5607	99.6644
197.0	97.9311	98.8940	99.2315	99.3734	99.4255	99.5294	99.6405
198.0	97.7951	98.8209	99.1806	99.3318	99.3873	99.4981	99.6166
199.0	97.6593	98.7477	99.1296	99.2902	99.3492	99.4669	99.5927
200.0	97.5238	98.6747	99.0787	99.2487	99.3110	99.4356	99.5688
201.0	97.3885	98.6017	99.0278	99.2071	99.2729	99.4043	99.5449
202.0	97.2534	98.5287	98.9770	99.1656	99.2348	99.3731	99.5210
203.0	97.1186	98.4559	98.9261	99.1240	99.1967	99.3419	99.4971
204.0	96.9840	98.3831	98.8753	99.0826	99.1586	99.3106	99.4732
205.0	96.8496	98.3103	98.8246	99.0411	99.1205	99.2794	99.4494
206.0	96.7155	98.2377	98.7739	98.9996	99.0825	99.2482	99.4255
207.0	96.5816	98.1651	98.7232	98.9582	99.0445	99.2170	99.4016
208.0	96.4479	98.0925	98.6725	98.9168	99.0064	99.1858	99.3778
209.0	96.3145	98.0201	98.6219	98.8754	98.9684	99.1547	99.3539
210.0	96.1813	97.9477	98.5713	98.8340	98.9304	99.1235	99.3301
211.0	96.0483	97.8753	98.5207	98.7926	98.8925	99.0923	99.3062
212.0	95.9156	97.8030	98.4701	98.7513	98.8545	99.0612	99.2824
WAL	18.10	8.40	5.56	4.43	4.03	3.26	2.46
Mod Durn	13.80	7.33	5.08	4.14	3.80	3.11	2.37
Mod Convexity	2.439	0.689	0.330	0.211	0.169	0.115	0.069
Principal Window	Dec13 - Feb28	Sep07 - Jun16	Oct06 - Feb12	Jan07 - Dec09	Apr07 - Feb08	Sep06 - Jan07	Dec05 - Mar06
Maturity #mos	293	153	101	75	53	40	30
LIBOR_1MO	1.12	1.12	1.12	1.12	1.12	1.12	1.12
LIBOR_6MO	1.18	1.18	1.18	1.18	1.18	1.18	1.18
Prepay	5 CPR	15 CPR	22.77 CPR	30 CPR	40 CPR	50 CPR	60 CPR
No Prepays							
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

NC2003-4_Px - Price/Yield - M5

Balance	$18,786,000.00	Delay	0	Index	LIBOR_1MO \|	WAC	7.071750669
Coupon	4.87	Dated	9/23/2003	Mult / Margin	1 / 3.75	NET	6.569051
Settle	9/23/2003	First Payment	10/25/2003	Cap / Floor	999 / 0	WAM	351

Disc Margin	1
	Price
325.0	102.4596
330.0	102.2103
335.0	101.9618
340.0	101.7140
345.0	101.4669
350.0	101.2206
355.0	100.9750
360.0	100.7302
365.0	100.4860
370.0	100.2427
375.0	100.0000
380.0	99.7581
385.0	99.5168
390.0	99.2763
395.0	99.0366
400.0	98.7975
405.0	98.5591
410.0	98.3215
415.0	98.0846
420.0	97.8483
425.0	97.6128
430.0	97.3780
435.0	97.1438
440.0	96.9104
445.0	96.6776
450.0	96.4456
455.0	96.2142
460.0	95.9835
465.0	95.7535
470.0	95.5242
475.0	95.2955
480.0	95.0676
485.0	94.8403
490.0	94.6137
495.0	94.3877
500.0	94.1624
505.0	93.9378
510.0	93.7138
515.0	93.4905
520.0	93.2679
525.0	93.0459
530.0	92.8246
535.0	92.6039
540.0	92.3839
545.0	92.1645
550.0	91.9458
555.0	91.7277
560.0	91.5102
565.0	91.2934

570.0	91.0773
575.0	90.8617
580.0	90.6468
585.0	90.4325
590.0	90.2189
595.0	90.0059
600.0	89.7935
605.0	89.5817
610.0	89.3705
615.0	89.1600
620.0	88.9501
625.0	88.7408
WAL	5.56
Mod Durn	4.68
Mod Convexity	0.289
Principal Window	Oct06 - Feb12
Maturity #mos	101
LIBOR_1MO	1.12
LIBOR_6MO	1.18
Prepay	100 PricingSpeed
No Prepays	
Lockout and Penalties	Include Penalties
Optional Redemption	Call (Y)

NC2003-4_Px - Price/Yield - M5

| Balance | $18,786,000.00 | Delay | 0 | Index | LIBOR_1MO | | WAC | 7.071750669 |
|---|---|---|---|---|---|---|---|
| Coupon | 4.87 | Dated | 9/23/2003 | Mult / Margin | 1 / 3.75 | NET | 6.569051 |
| Settle | 9/23/2003 | First Payment | 10/25/2003 | Cap / Floor | 999 / 0 | WAM | 351 |

Disc Margin	*1*
	Price
325.0	102.4596
330.0	102.2103
335.0	101.9618
340.0	101.7140
345.0	101.4669
350.0	101.2206
355.0	100.9750
360.0	100.7302
365.0	100.4860
370.0	100.2427
375.0	100.0000
380.0	99.7581
385.0	99.5168
390.0	99.2763
395.0	99.0366
400.0	98.7975
405.0	98.5591
410.0	98.3215
415.0	98.0846
420.0	97.8483
425.0	97.6128
430.0	97.3780
435.0	97.1438
440.0	96.9104
445.0	96.6776
450.0	96.4456
455.0	96.2142
460.0	95.9835
465.0	95.7535
470.0	95.5242
475.0	95.2955
480.0	95.0676
485.0	94.8403
490.0	94.6137
495.0	94.3877
500.0	94.1624
505.0	93.9378
510.0	93.7138
515.0	93.4905
520.0	93.2679
525.0	93.0459

530.0	92.8246
535.0	92.6039
540.0	92.3839
545.0	92.1645
550.0	91.9458
555.0	91.7277
560.0	91.5102
565.0	91.2934
570.0	91.0773
575.0	90.8617
580.0	90.6468
585.0	90.4325
590.0	90.2189
595.0	90.0059
600.0	89.7935
605.0	89.5817
610.0	89.3705
615.0	89.1600
620.0	88.9501
625.0	88.7408
WAL	5.56
Mod Durn	4.68
Mod Convexity	0.289
Principal Window	Oct06 - Feb12
Maturity #mos	101
LIBOR_1MO	1.12
LIBOR_6MO	1.18
Prepay	100 PricingSpeed
No Prepays	
Lockout and Penalties	Include Penalties
Optional Redemption	Call (Y)

	A	B	C	D	E
1	**NC2003-4_TS, Class M3**				
2					
3	**Tranche Information**				
4					
5	**Tranche**	M3			
6	**Coupon**	3.2200			
7	**Orig Balance**	22,543,000.00			
8	**Orig Moody's**	A3			
9	**Orig S&P**	A-			
10	**Delay**	0			
11	**Accrual Date**	09/22/2003			
12	**Orig Support (%)**	6.00			
13	**Daycount**	Actual/360			
14					
15	**Price/Yield**				
16	**Given: Price**		**75 *Rabo_FRM/75 *Rabo_ARM/75 *Rabo_ARM/7...**	**75 *Rabo_FRM/75 *Rabo_ARM/75 *Rabo_ARM/7...**	**100 *Rabo_FRM/100 *Rabo_ARM/100 *Rabo_AR...**
17	100.0000	Price	100.0000	100.0000	100.0000
18		Yield	7.4183	7.4204	7.2978
19		Disc Margin	239	240	241
20		WAL	21.27	21.13	16.53
21		Mod Durn	11.412	11.375	10.081
22		Mod Convexity	1.834	1.820	1.364
23		Principal Window	Jul21 to Sep33	May21 to Sep33	Mar17 to Sep33
24		Principal Writedown	398.00 (0.00%)	4,137.28 (0.02%)	13,639.47 (0.06%)
25		Maturity #mos	360	360	360
26		Total Collat Loss w/ History(Forecasted)	249,744,305.33 (16.62%)	246,774,450.42 (16.42%)	202,105,914.60 (13.45%)
27		Total Collat Liquidation(Forecasted)	624,360,763.33 (41.54%)	379,653,000.64 (25.26%)	505,264,786.49 (33.62%)
28		LIBOR_1MO	Forward 1mLIBOR	Forward 1mLIBOR	Forward 1mLIBOR
29		LIBOR_6MO	Forward 6mLIBOR	Forward 6mLIBOR	Forward 6mLIBOR
30		"1F" Prepay Rate	75 *Rabo_FRM	75 *Rabo_FRM	100 *Rabo_FRM
31		"1A" Prepay Rate	75 *Rabo_ARM	75 *Rabo_ARM	100 *Rabo_ARM
32		Default Rate	8.856 CDR	5.37 CDR	9.416 CDR
33		Default Severity(%)	40	65	40
34		Advance (% of P&I)	100	100	100
35		Recovery Lag	12	12	12
36		Recovery Time Series	100	100	100
37		Delinq. Rate	100	100	100
38		Opt Redem	N	N	N

	F	G	H
1			
2			
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16	**100 *Rabo_FRM/100 *Rabo_ARM/100 *Rabo_AR...**	**135 *Rabo_FRM/135 *Rabo_ARM/135 *Rabo_AR...**	**135 *Rabo_FRM/135 *Rabo_ARM/135 *Rabo_AR...**
17	100.0000	100.0000	100.0000
18	7.2999	7.0217	7.0175
19	241	237	237
20	16.38	12.06	11.94
21	10.032	8.410	8.355
22	1.349	0.904	0.892
23	Feb17 to Sep33	Jun13 to Sep33	May13 to Sep33
24	2,721.53 (0.01%)	4,354.36 (0.02%)	8,596.79 (0.04%)
25	360	360	360
26	199,198,445.31 (13.25%)	164,741,632.76 (10.96%)	161,922,782.18 (10.77%)
27	306,459,146.63 (20.39%)	411,854,081.89 (27.40%)	249,111,972.59 (16.58%)
28	Forward 1mLIBOR	Forward 1mLIBOR	Forward 1mLIBOR
29	Forward 6mLIBOR	Forward 6mLIBOR	Forward 6mLIBOR
30	100 *Rabo_FRM	135 *Rabo_FRM	135 *Rabo_FRM
31	100 *Rabo_ARM	135 *Rabo_ARM	135 *Rabo_ARM
32	5.701 CDR	10.34 CDR	6.26 CDR
33	65	40	65
34	100	100	100
35	12	12	12
36	100	100	100
37	100	100	100
38	N	N	N

	A	B	C	D	E	F
1	**NC2003-4_TS, Class M6**					
2						
3	**Tranche Information**					
4						
5	**Tranche**	M6				
6	**Coupon**	4.8700				
7	**Orig Balance**	15,029,000.00				
8	**Orig Moody's**	Baa3				
9	**Orig S&P**	BBB-				
10	**Delay**	0				
11	**Accrual Date**	09/22/2003				
12	**Orig Support (%)**	2.50				
13	**Daycount**	Actual/360				
14						
15	**Price/Yield**					
16	**Given: Price**		**100 PPC, 5.313 CDR,60%Sev,DSCR <0,Adv100...**	**100 PPC, 3.632 CDR,60%Sev,DSCR <0,Adv100...**		
17	90.0000	Price	90.0000	90.0000		
18		Yield	9.3233	10.4380		
19		Disc Margin	440	354		
20		WAL	19.48	19.64		
21		Mod Durn	9.389	8.689		
22		Mod Convexity	1.321	1.171		
23		Principal Window	Jan20 to Sep33	Mar20 to Sep33		
24		Principal Writedown	70,435.13 (0.47%)	117,805.76 (0.78%)		
25		Maturity #mos	360	360		
26		Total Collat Loss w/ History(Forecasted)	184,085,393.18 (12.25%)	125,305,302.74 (8.34%)		
27		Total Collat Liquidation(Forecasted)	306,808,988.64 (20.41%)	208,842,171.24 (13.90%)		
28		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...		
29		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...		
30		Shock	0	+200		
31		Prepay Rate	100 PPC	100 PPC		
32		Default Rate	5.313 CDR	3.632 CDR		
33		Default Severity(%)	60	60		
34		Advance (% of P&I)	100	100		
35		Recovery Lag	6	6		
36		Delinq. Rate	100	100		
37		Opt Redem	N	N		

	A	B	C	D
1	**NC2003-4_TS, Class M2**			
2				
3	**Tranche Information**			
4	**Tranche**	M2		
5	**Coupon**	2.8700		
6	**Orig Balance**	78,901,000.00		
7	**Orig Moody's**	A2		
8	**Orig S&P**	A		
9	**Delay**	0		
10	**Accrual Date**	09/22/2003		
11	**Orig Support (%)**	7.50		
12	**Daycount**	Actual/360		
13				
14	**Price/Yield**			
15	**Given: Price**		**100 PPC, 10.35 CDR,40%Sev,DSCR <0,Adv100...**	**100 PPC, 8.204 CDR,50%Sev,DSCR <0,Adv100...**
16	100.0000	Price	100.0000	100.0000
17		Yield	6.7400	6.7369
18		Disc Margin	196	196
19		WAL	14.02	13.93
20		Mod Durn	9.418	9.380
21		Mod Convexity	1.157	1.147
22		Principal Window	Apr14 to Sep33	Mar14 to Sep33
23		Principal Writedown	2,853.21 (0.00%)	0.00 (0.00%)
24		Maturity #mos	360	360
25		Total Collat Loss w/ History(Forecasted)	242,592,207.14 (16.14%)	238,934,115.74 (15.90%)
26		Total Collat Liquidation(Forecasted)	606,480,517.86 (40.35%)	477,868,231.48 (31.80%)
27		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
28		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
29		Prepay Rate	100 PPC	100 PPC
30		Default Rate	10.35 CDR	8.204 CDR
31		Default Severity(%)	40	50
32		Advance (% of P&I)	100	100
33		Recovery Lag	12	12
34		Delinq. Rate	100	100
35		Opt Redem	N	N

NCHET 2003-4 Class A2

Period	Date							Loss run
	WAL	1.64	1.64	1.64	1.65	1.65	1.65	1.61
	Window	1 - 29	1 - 29	1 - 30	1 - 30	1 - 30	1 - 30	1 - 29
		6mL = 1.18	6mL = 5.5	6mL = 6.0	6mL = 6.5	6mL = 7.0	6mL = 8.0	6mL = 7.0
		1mL = 1.12	1mL = 5.5	1mL = 6.0	1mL = 6.5	1mL = 7.0	1mL = 8.0	1mL = 7.0
Period	Date	Class A2 NWC	Class A2 NWC	Class A2 NWC	Class A2 NWC	Class A2 NWC	Class A2 NWC	Class A2 NWC
0	09/22/03							
1	10/25/03	5.61	5.61	5.65	6.13	6.61	7.56	6.61
2	11/25/03	5.97	6.11	6.15	6.62	7.09	8.02	7.09
3	12/25/03	6.17	6.37	6.44	6.93	7.41	8.34	7.41
4	01/25/04	5.97	6.17	6.24	6.71	7.19	8.14	7.19
5	02/25/04	5.97	6.17	6.24	6.71	7.17	8.11	7.17
6	03/25/04	6.38	6.59	6.66	7.13	7.59	8.51	7.59
7	04/25/04	5.97	6.17	6.23	6.69	7.14	8.05	7.14
8	05/25/04	6.17	6.37	6.44	6.89	7.34	8.23	7.34
9	06/25/04	5.97	6.17	6.23	6.67	7.11	7.99	7.11
10	07/25/04	6.17	6.37	6.44	6.87	7.31	8.17	7.31
11	08/25/04	5.97	6.17	6.23	6.66	7.08	7.94	7.08
12	09/25/04	5.97	6.17	6.23	6.65	7.07	7.91	7.07
13	10/25/04	6.17	6.37	6.44	6.85	7.26	8.09	7.26
14	11/25/04	5.97	6.17	6.23	6.63	7.04	7.85	7.04
15	12/25/04	6.16	6.37	6.43	6.83	7.23	8.03	7.24
16	01/25/05	5.97	6.17	6.23	6.62	7.01	7.80	7.02
17	02/25/05	5.97	6.17	6.23	6.61	7.00	7.77	7.01
18	03/25/05	6.60	6.83	6.89	7.27	7.66	8.42	7.66
19	04/25/05	5.97	6.17	6.22	6.60	6.97	7.73	6.98
20	05/25/05	6.16	6.37	6.43	6.80	7.17	7.91	7.18
21	06/25/05	5.97	6.17	6.22	6.59	6.95	7.68	6.96
22	07/25/05	6.16	6.37	6.43	6.79	7.15	7.87	7.16
23	08/25/05	5.96	6.16	6.22	6.57	6.93	7.64	6.94
24	09/25/05	5.96	6.16	6.22	6.57	6.92	7.62	6.94
25	10/25/05	6.26	7.35	7.38	7.40	7.42	7.92	7.42
26	11/25/05	6.06	7.09	7.12	7.14	7.16	7.68	7.16
27	12/25/05	6.26	7.31	7.33	7.35	7.38	7.91	7.38
28	01/25/06	6.05	7.05	7.07	7.09	7.12	7.67	7.11
29	02/25/06	6.05	7.03	7.05	7.07	7.09	7.67	7.09
30	03/25/06	6.70	7.76	7.78	7.80	7.82	7.87	7.82
31	04/25/06	6.05	7.82	7.84	7.86	7.88	7.92	7.88
32	05/25/06	6.25	8.04	8.06	8.08	8.10	8.14	8.10
33	06/25/06	6.04	7.73	7.75	7.77	7.79	7.83	7.79
34	07/25/06	6.24	7.94	7.96	7.98	8.00	8.04	8.00
35	08/25/06	6.04	7.64	7.66	7.68	7.70	7.73	7.69
36	09/25/06	6.04	7.60	7.62	7.63	7.65	7.69	7.65
37	10/25/06	6.24	8.46	8.58	8.61	8.63	8.67	8.62
38	11/25/06	6.04	8.16	8.27	8.30	8.32	8.35	8.31
39	12/25/06	6.24	8.39	8.50	8.54	8.56	8.59	8.55
40	01/25/07	6.03	8.09	8.20	8.23	8.24	8.28	8.24
41	02/25/07	6.03	8.05	8.16	8.19	8.21	8.24	8.20
42	03/25/07	6.68	8.88	9.00	9.03	9.05	9.09	9.04
43	04/25/07	6.03	8.06	8.29	8.52	8.72	8.85	8.71
44	05/25/07	6.23	8.29	8.53	8.76	8.96	9.10	8.95
45	06/25/07	6.03	7.99	8.21	8.44	8.63	8.75	8.62
46	07/25/07	6.23	8.22	8.45	8.68	8.87	9.00	8.86
47	08/25/07	6.02	7.92	8.14	8.35	8.54	8.66	8.53
48	09/25/07	6.02	7.88	8.10	8.31	8.49	8.61	8.48
49	10/25/07	6.22	8.14	8.36	8.57	8.79	9.19	8.78
50	11/25/07	6.02	7.84	8.05	8.25	8.46	8.84	8.45
51	12/25/07	6.22	8.06	8.28	8.49	8.70	9.08	8.68
52	01/25/08	6.02	7.77	7.97	8.17	8.37	8.73	8.36
53	02/25/08	6.01	7.73	7.93	8.13	8.32	8.68	8.31
54	03/25/08	6.43	8.23	8.44	8.65	8.85	9.23	8.84

Appendix A

FICO DISTRIBUTION

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
FICO NA		0.00%	> 65.0		0.00%										
0 – 500	2,999,385	0.20%	> 65.0	2,450,878	0.16%	176,584	8.426		500	75.12	41.68	100	100	68.44	74.2
500.01 – 550	227,771,580	15.16%	> 70.0	168,576,606	11.22%	207,495	7.98		529	75.22	41.04	91.38	97.96	64.81	79.97
550.01 – 575	169,643,450	11.29%	> 70.0	136,758,114	9.10%	234,097	7.335		562	79.26	39.64	89.44	96.04	66.59	75.54
575.01 – 600	162,771,294	10.83%	> 70.0	131,920,851	8.78%	228,782	7.329		588	80.82	40.34	90.07	96.56	62.7	67.88
600.01 – 620	180,323,544	12.00%	> 70.0	149,985,206	9.98%	246,169	7.119		610	82.49	40.78	88.82	93.62	65.13	63.2
620.01 – 650	273,433,036	18.19%	> 80.0	148,252,619	9.86%	242,923	6.913		635	84.07	40.43	83.47	91.84	58.54	56.41
650.01 – 680	208,899,679	13.90%	> 80.0	121,450,828	8.08%	264,173	6.814		665	86.22	39.84	81.23	90.94	46.98	47.66
680.01 – 700	102,680,075	6.83%	> 85.0	47,047,845	3.13%	274,341	6.575		690	84.92	39.64	80.77	87.52	50.15	42.42
700.01 – 750	121,974,189	8.12%	> 85.0	52,863,579	3.52%	305,186	6.244		722	83.73	39.03	79.9	90.66	51.37	33.26
750.01 – 800	50,712,627	3.37%	> 85.0	17,904,968	1.19%	304,186	6.003		771	79.54	35.64	79.09	87.38	67.4	36.8
800 +	1,659,739	0.11%	> 85.0	977,211,495	65.02%	283,774	5.418		807	66.05	38.24	100	100	42.97	11.21
TOTAL	1,502,868,599	100.00%		1,954,422,989	130.05%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.18	59.47

FICO: Average 615 **Min:** 500 **Max:** 818

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
<= 20	50,583,822	3.37%	< 550	4,273,865	0.28%	247,008	6.943		644	75.29	14.74	76.93	69.94	57.56	54.53
20.001 – 25.00	57,159,211	3.80%	< 550	8,751,693	0.58%	195,281	7.122		625	77.34	22.75	85.31	89.3	60.24	65.81
25.001 – 30.00	112,001,782	7.45%	< 575	32,359,814	2.15%	208,314	7.056		624	79.99	27.64	86.32	91.99	59.87	63.46
30.001 – 35.00	171,790,107	11.43%	< 575	45,562,037	3.03%	238,524	7.065		624	80.78	32.68	86	93.11	58.48	58.7
35.001 – 40.00	236,604,941	15.74%	< 600	86,460,009	5.75%	248,692	7.026		624	82.09	37.53	88.28	94.39	55.42	59.19
40.001 – 45.00	328,209,888	21.84%	< 625	165,941,135	11.04%	258,950	7.075		624	83.14	42.63	87.32	93.85	54.37	56.43
45.001 – 50.00	465,035,728	30.94%	< 650	320,058,832	21.30%	259,241	7.111		621	84.57	47.86	85.25	95.72	61.86	57.77
50.001 – 55.00	77,059,405	5.13%	< 675	66,580,241	4.43%	242,645	7.041		595	71.1	52.7	80.24	93.89	74.79	78.13
55+	4,423,716	0.29%	< 700	3,934,816	0.26%	222,164	7.248		616	74.38	56.57	87.1	97.99	77.73	57.22
TOTAL	1,502,868,599	100.00%		733,922,441	48.83%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.18	59.47

DTI: Average 39.335 **Min:** 0 **Max:** 59.98

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	120,661,342	8.03%	> 50	12,883,080	0.86%	182,057	7.316		627	60.34	38.54	86.72	93.67	72.48	68.98
60.01 – 70.00	152,785,673	10.17%	> 50	22,666,227	1.51%	243,999	6.826		606	66.39	38.75	85.76	91.36	64.08	81.99
70.01 – 80.00	503,223,468	33.48%	> 50	33,586,998	2.23%	244,007	6.97		611	78.07	39.98	86.51	91.9	61.34	62.86
80.01 – 85.00	201,201,737	13.39%	> 50	3,863,395	0.26%	265,134	7.214		605	84.6	39.73	83.65	86.53	48.79	65.57
85.01 – 90.00	268,753,523	17.88%	> 50	6,870,222	0.46%	258,681	7.121		622	89.68	40.59	86.11	95.79	51.06	57.35
90.01 – 95.00	101,880,418	6.78%	> 50	1,613,200	0.11%	251,164	7.22		643	94.74	41.11	85.08	99.73	64.45	48.57
95.01 – 100.00	154,362,437	10.27%	> 50		0.00%	269,112	7.086		680	99.93	41.56	85.7	100	61.07	21.65
100+		0.00%	> 50		0.00%										
TOTAL	1,502,868,599	100.00%		81,483,121	5.42%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.18	59.47

LTV: Average 80.47 **Min:** 10.27 **Max:** 100

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	637,319,272	42.41%	294,679	6.759		628	81.2	40.69	87.19	94.15	61.61	57.04
Florida	87,232,843	5.80%	190,240	7.418		614	82.89	39.63	90.8	91.87	53.62	52.92
New York	84,593,971	5.63%	277,022	6.889		623	76.75	40.36	68.52	93.61	67.83	57.66
Texas	66,263,184	4.41%	154,443	7.784		601	79.65	37.62	95.92	92.47	62.05	68.25
Illinois	63,030,993	4.19%	251,488	7.168		630	82.01	38.35	64.41	87.72	58.22	59.96
Massachusetts	50,037,751	3.33%	271,615	6.896		628	80.2	40.46	62.55	93.07	52.85	53.22
New Jersey	45,498,591	3.03%	241,085	7.123		618	78.71	41.2	72.63	92.56	54.97	54.53
Washington	42,780,226	2.85%	228,688	7.266		631	86.83	40.7	92.96	96.3	46.12	50.42
Michigan	38,794,096	2.58%	188,974	7.346		616	83.1	39.38	86.29	91.77	64.31	60.33
Colorado	33,807,803	2.25%	226,771	7.166		625	86.63	40.55	90.05	94.12	48.9	61.42
Virginia	30,683,271	2.04%	274,471	7.049		618	81.65	40.17	92.95	93.8	56.61	62.79
Other	322,826,598	21.48%	186,945	7.432		614	83.7	39.36	91.74	93.09	58.59	65.5
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47	59.18

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	25,511,340	1.70%	37,860	9.300		615	86	37.7	89.73	91.71	44.56	80.22
$51 – $200K	587,295,222	39.08%	133,884	7.456		610	80.53	38.87	87.88	92.18	62.06	66.23
$200.1 – $250K	237,024,489	15.77%	224,944	6.900		620	80.94	40.48	83.45	93.21	64.21	59.71
$250.1 – $300K	190,282,245	12.66%	274,614	6.819		624	82.69	41.14	82.89	93.66	60.91	54.15
$300.1 – $400K	268,338,607	17.86%	349,116	6.755		634	84.2	41.47	85.11	94.36	56.38	51.71
$400.1 – $500K	154,348,038	10.27%	453,432	6.617		638	82.19	40.58	85.21	96.3	52.83	49.14
$500.1 – $600K	31,178,799	2.07%	547,966	6.183		667	82.28	41.46	89.4	96.48	43.67	48.63
$600.1 – $700K	5,186,010	0.35%	649,632	5.726		677	75.83	38.86	100	88.13	51.18	51.18
$700.1 – $800K	3,703,850	0.25%	741,118	6.030		726	70.68	26.83	59.02	59.02	19.57	80.26
$800.1 – $900K		0.00%										
$900.1 – $1000K		0.00%										
>$1000K		0.00%										
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47	59.18

Principal Balance: Average 175,226.51 **Min:** 17,000.00 **Max:** 768,000.00

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	467,817,720	31.13%	233,207	6.907		622	82.58	40.46	87.71	95.61	57.8
Stated Doc	553,786,487	36.85%	270,359	7.312		630	82.68	39.71	82.71	91.16	54.31
Limited Doc	59,693,683	3.97%	261,269	6.993		620	82.75	38.83	90.68	90.71	59.24
NINA		0.00%									
Other	421,570,710	28.05%	231,558	6.950		611	79.58	40.23	87.10	94	68.14
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	% [2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	1,121,338,134	75%	242,053	7.081		618	81.59	40.02	95.67	61.32	60.44
PUD	168,362,087	11%	269,749	7.062		624	83.15	40.87	95.19	52.30	59.27
Townhouse		0%									
2 – 4 Family	124,703,147	8%	268,300	7.123		637	79.53	39.92	71.86	61.26	46.08
Condo	84,030,058	6%	232,906	6.898		645	85.59	40.89	94.37	49.34	59.59
Manufactured		0%									
Other	4,435,173	0%	488,354	6.870		681	71.14	5.82	12.84	6.94	97.70
TOTAL	1,502,868,599	100%	247,549	7.072		622	81.78	40.05	93.33	59.47	59.18

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	% [2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI		0.00%										
Loans >80 LTV w/o MI	726,198,116	43.32%	261,632	7.153		632	91.16	40.63	94.67	50.81	54.44	
Other	776,670,483	51.68%	234,381	6.995		612	73.02	39.51	92.07	67.58	63.61	
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	93.33	59.47	59.18	

LOAN BALANCE

Loan Purpose	Total Balance Amount	% [2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Debt Consolidation		0.00%								
Refinance – Cashout	893,784,752	59.47%	241,041	7.101		606	78.51	40.11	86.78	93.67
Purchase	472,860,702	31.46%	262,144	7.026		652	88.68	40.29	83.69	92.83
Refinance – Rate Term	136,223,145	9.06%	239,585	7.038		622	79.31	38.85	86.88	92.79
Other		0.00%								
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33

COLLATERAL TYPE - FIXED/FLOATING

Lien Status	Total Balance Amount	% [2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	466,240,307	31.02%	214,896	7.121		634	76.45	39.12	85.62	91.44	68.10		0.000
Floating	29,079,920	1.93%	430,402	4.778		724	80.85	36.88	81.15	87.89	25.28	6Mo Libor	3.708
2/28	973,747,247	64.79%	256,376	7.123		613	84.25	40.61	86.25	94.56	56.45	6Mo Libor	5.720
3/27	33,801,125	2.25%	286,338	6.896		634	84.92	39.74	80.06	88.38	56.86	6Mo Libor	5.640
Other		0.00%											
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47		5.661

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	1,478,104,106	98.35%	250,809	7.022		622	81.48	40.03	85.73	93.21	60.19
Second Lien	24,764,493	1.65%	52,936	10.062		643	99.69	41.74	90.75	100.00	16.56
Third Lien		0.00%									
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Primary Residence	1,402,559,078	23.00%	248,992	7.061		620	82.09	40.42	87.92	100	59.69
Second Home	9,869,804	0.66%	269,164	6.999		651	84.14	37.54	88.54	0	32.18
Investment	90,439,717	6.02%	222,813	7.244		651	76.84	34.6	52.95	0	59.03
Non-owner		0.00%									
Other		0.00%									
TOTAL	1,502,868,599	29.67%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	WA DTI	% SFD / PUD	% Owner Occ	% Cashout Refi
0 Months	320,909,535	21.35%	239,571	7.229		623	81.91	39.98	39.98	82.22	93.10	56.54
6 Months		0.00%										
12 Months	160,597,227	10.69%	292,534	6.755		638	79.35	39.69	39.69	80.97	92.65	58.71
24 Months	732,612,861	48.75%	250,699	7.104		614	84.19	40.57	40.57	88.06	94.97	57.40
36 Months	285,886,458	19.02%	219,833	6.997		632	76.98	39.43	39.43	87.69	90.67	69.09
60 Months		0.00%										
Other	2,862,519	0.19%	579,834	6.459		570	66.19	0.00	0.00	0.00	0.00	0.00
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	40.05	85.82	93.33	59.47

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	#DIV/0!	0	0		0	0	0	0	0	0
Total	-	0	0	0		0	0	0	0	0	0

Appendix A

TOP 5 MSA

MSA		%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICERS

Servicer		%[2]

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :				Moody's: Analyst Name :			
	Foreclosure Frequency		Loss Severity	Cum Losses	Foreclosure Frequency		Loss Severity	Cum Losses
AA								
A								
A-								
BBB+								
BBB								
BBB-								
B								

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 80%	40%
50 - 70% Loans w/ >80 LTV down to 60%	35%
>70% LTV >80% down to 60%	30%

Document Type	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA FICO	WA Margin	%Owner Occ	% Full Doc
Full Documentation	5,544	$889,388,429.52	59.18%	$160,423.60	6.928%	81.16%	617	5.726%	94.85%	100.00%
Stated Documentation	2,717	553,786,486.65	36.85	203,822.78	7.312	82.68	630	5.578	91.16	0.00
Limited Documentation	317	59,693,682.99	3.97	188,308.15	6.993	82.75	620	5.684	90.71	0.00
Total:	8,578	$1,502,868,599.16	100.00%	$175,200.35	7.072%	81.78%	622	5.661%	93.33%	59.18%

FICO Scores	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA FICO	WA Margin	%Owner Occ	% Full Doc
500 - 519	434	$63,040,917.64	4.19%	$145,255.57	8.248%	73.73%	510	5.991%	99.31%	65.13%
520 - 539	709	108,155,333.04	7.20	152,546.31	7.944	75.59	530	5.963	97.42	66.43
540 - 559	783	125,761,465.35	8.37	160,614.90	7.602	77.63	550	5.869	96.62	65.11
560 - 579	731	125,671,537.94	8.36	171,917.29	7.284	79.15	569	5.810	95.88	65.81
580 - 599	823	132,156,289.12	8.79	160,578.72	7.332	81.45	589	5.729	96.98	63.40
600 - 619	1,080	180,231,339.85	11.99	166,880.87	7.118	82.16	610	5.686	93.61	64.69
620 - 639	1,076	185,800,754.11	12.36	172,677.28	6.966	84.18	629	5.651	93.18	60.09
640 - 659	939	167,676,476.78	11.16	178,569.20	6.854	84.44	649	5.619	90.50	51.81
660 - 679	694	130,379,655.92	8.68	187,866.94	6.794	86.75	669	5.561	90.84	46.45
680 - 699	517	106,810,996.57	7.11	206,597.67	6.579	85.19	689	5.460	87.76	50.13
700 - 719	293	65,045,658.88	4.33	221,998.84	6.324	83.92	710	5.184	88.73	50.70
720 - 739	188	41,992,844.43	2.79	223,366.19	6.164	83.93	729	5.020	91.70	50.39
740 - 759	136	30,724,441.43	2.04	225,915.01	6.217	84.33	749	5.156	91.08	56.13
760 - 779	106	23,949,100.03	1.59	225,934.91	5.890	77.75	769	5.057	87.31	72.41
780 - 799	60	13,502,049.07	0.90	225,034.15	5.948	76.18	788	5.302	85.69	69.96
800 - 819	9	1,969,739.00	0.13	218,859.89	5.391	66.52	806	4.484	100.00	36.20
Total:	8,578	$1,502,868,599.16	100.00%	$175,200.35	7.072%	81.78%	622	5.661%	93.33%	59.18%

Minimum (not less than 100): 500
Maximum: 818
Weighted Average: 622

e information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and i
e information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Loan To Value Ratio	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA FICO	WA Margin	%Owner Occ	% Full Doc
30.00 or less	38	$3,634,895.35	0.24%	$95,655.14	6.616%	23.41%	623	5.467%	95.46%	69.27%
30.01 - 35.00	31	3,371,095.90	0.22	108,745.03	6.551	32.77	655	6.156	93.03	83.28
35.01 - 40.00	49	5,891,682.23	0.39	120,238.41	6.674	37.78	628	6.016	95.08	60.84
40.01 - 45.00	64	8,351,095.30	0.56	130,485.86	6.848	42.54	625	6.040	88.29	73.17
45.01 - 50.00	112	17,730,365.81	1.18	158,306.84	6.438	47.81	636	5.790	90.00	72.01
50.01 - 55.00	135	22,017,061.63	1.47	163,089.35	6.627	52.94	622	5.936	93.07	73.55
55.01 - 60.00	205	34,900,653.44	2.32	170,247.09	6.617	58.02	613	5.893	92.36	68.40
60.01 - 65.00	376	65,787,065.55	4.38	174,965.60	6.817	63.43	605	5.957	93.02	62.85
65.01 - 70.00	505	87,033,607.74	5.79	172,343.78	6.833	68.63	607	5.861	90.11	65.03
70.01 - 75.00	738	133,539,348.01	8.89	180,947.63	7.141	73.98	599	5.888	88.67	59.55
75.01 - 80.00	2,109	369,731,869.75	24.60	175,311.46	6.909	79.55	615	5.671	93.06	62.00
80.01 - 85.00	1,056	201,271,737.30	13.39	190,598.24	7.214	84.60	605	5.588	86.53	48.80
85.01 - 90.00	1,365	268,889,147.05	17.89	196,988.39	7.122	89.68	622	5.592	95.79	51.08
90.01 - 95.00	518	102,201,435.48	6.80	197,300.07	7.228	94.73	643	5.605	99.73	64.52
95.01 - 100.00	1,277	178,517,538.62	11.88	139,794.47	7.491	99.93	675	5.566	100.00	63.47
Total:	8,578	$1,502,868,599.16	100.00%	$175,200.35	7.072%	81.78%	622	5.661%	93.33%	59.18%

Minimum: 10.2700
Maximum: 100.0000
Weighted Average: 81.7835

DocType LTV > 85%	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA FICO	WA Margin	%Owner Occ	% Full Doc
Full Documentation	2,027	$316,610,442.83	57.61%	$156,196.57	7.158%	94.37%	631	5.597%	98.45%	100.00%
Limited Documentation	140	24,619,110.65	4.48	175,850.79	7.304	94.35	634	5.600	94.71	0.00
Stated Documentation	993	208,378,567.67	37.91	209,847.50	7.414	93.26	663	5.570	97.41	0.00
Total:	3,160	$549,608,121.15	100.00%	$173,926.62	7.262%	93.95%	643	5.586%	97.89%	57.61%

Minimum: 13.4100
Maximum: 100.0000
Weighted Average: 93.9495

e information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and
e information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

UBS Investment Bank

Collateral Stratification Report

NCHET03-4

Second Liens	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA CLTV	WA FICO	% Full Doc	% 2ND Lien	% Cashout
Piggy Back Second	576	$24,183,818.49	97.66%	$41,985.80	10.079%	19.94%	99.95%	643	78.66%	100.00%	14.55%
Stand Alone Second	11	580,674.28	2.34	52,788.57	9.343	17.74	88.82	637	100.00	100.00	100.00
Total:	587	$24,764,492.77	100.00%	$42,188.23	10.062%	19.89%	99.69%	643	79.16%	100.00%	16.56%

Loan To Value Ratio	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA CLTV	WA FICO	% Full Doc	% 2ND Lien	% Cashout
80.01 - 85.00	1,056	$201,271,737.30	26.80%	$190,598.24	7.214%	84.57%	85.62%	605	48.80%	0.03%	65.58%
85.01 - 90.00	1,365	268,889,147.05	35.81	196,988.39	7.122	89.64	89.98	622	51.08	0.05	57.37
90.01 - 95.00	518	102,201,435.48	13.61	197,300.07	7.228	94.50	94.73	643	64.52	0.31	48.67
95.01 - 100.00	1,277	178,517,538.62	23.77	139,794.47	7.491	89.11	99.93	675	63.47	13.53	20.71
Total:	4,216	$750,879,858.45	100.00%	$178,102.43	7.249%	88.82%	91.82%	633	55.25%	3.29%	49.67%

e information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and
e information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

DTI	# of Loans	Aggregate Balance	% of Aggregate Balance
<= 0.000	10	3,935,879.61	0.26
0.001 - 5.000	7	692,550.00	0.05
5.001 - 10.000	13	2,094,067.00	0.14
10.001 - 15.000	86	12,083,457.30	0.80
15.001 - 20.000	217	31,777,868.19	2.11
20.001 - 25.000	421	57,159,210.64	3.80
25.001 - 30.000	757	112,001,782.26	7.45
30.001 - 35.000	1,018	171,790,106.56	11.43
35.001 - 40.000	1,342	236,604,940.76	15.74
40.001 - 45.000	1,769	328,209,887.77	21.84
45.001 - 50.000	2,489	465,035,728.01	30.94
50.001 - 55.000	423	77,059,405.25	5.13
55.001 - 60.000	26	4,423,715.81	0.29
Total:	8,578	1,502,868,599.16	100.00

Hansen Score	# of Loans	Aggregate Balance	% of Aggregate Balance
0	32	5,722,653.70	0.38
1	345	67,268,310.92	4.48
2	2,018	354,582,814.41	23.59
3	4,546	824,948,822.36	54.89
4	500	85,726,902.95	5.70
Not Provided	1,137	164,619,094.82	10.95
Total:	8,578	1,502,868,599.16	100.00

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is *preliminary, and will be superseded* by the applicable prospectus supplement and by any other information subsequently fil
Securities and Exchange Commission. The information contained herein *will be superseded by the description* of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Invest

FICO-ARMS GROUP II	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA FICO	% Full Doc	% 2ND Lien
500 - 519	17	$6,729,646.67	2.31%	$395,861.57	8.208%	75.34%	512	60.21%	0.00%
520 - 539	32	12,035,369.73	4.14	376,105.30	7.589	77.93	529	47.66	0.00
540 - 559	62	24,299,411.08	8.36	391,925.99	7.192	80.65	551	55.65	0.00
560 - 579	58	23,792,802.91	8.18	410,220.74	6.731	82.79	568	63.12	0.00
580 - 599	44	17,640,194.89	6.07	400,913.52	7.107	83.55	589	42.98	0.00
600 - 619	101	40,806,113.93	14.04	404,020.93	6.739	84.27	609	55.89	0.00
620 - 639	75	30,231,453.67	10.40	403,086.05	6.609	84.80	627	51.15	0.00
640 - 659	81	33,860,215.08	11.65	418,027.35	6.663	85.50	650	40.17	0.00
660 - 679	68	27,598,530.01	9.49	405,860.74	6.603	89.96	669	38.79	0.00
680 - 699	65	26,881,665.65	9.25	413,564.09	6.399	90.00	689	36.55	0.00
700 - 719	45	19,306,774.76	6.64	429,039.44	5.922	89.46	711	30.27	0.00
720 - 739	23	10,255,712.56	3.53	445,900.55	5.893	88.36	731	23.55	0.00
740 - 759	22	9,279,070.92	3.19	421,775.95	6.108	90.98	750	37.11	0.00
760 - 779	10	4,529,764.80	1.56	452,976.48	5.644	89.73	768	58.86	0.00
780 - 799	6	2,650,029.91	0.91	441,671.65	6.371	83.06	786	34.11	0.00
800 - 819	2	817,000.00	0.28	408,500.00	5.179	82.93	810	0.00	0.00
Total:	711	$290,713,756.57	100.00%	$408,880.11	6.672%	85.37%	634	45.95%	0.00%

Minimum (not less than 100): 503
Maximum: 818
Weighted Average: 634

FICO-FIXED GROUP II	# of Loans	UPB	UPB %	AVG UPB	WA COUPON	WA LTV	WA FICO	% Full Doc	% 2ND Lien
500 - 519	1	$399,000.00	0.46%	$399,000.00	7.950%	61.38%	507	0.00%	0.00%
520 - 539	3	1,128,679.62	1.29	376,226.54	7.438	80.27	532	31.90	0.00
540 - 559	7	2,498,979.60	2.87	356,997.09	7.554	75.63	555	31.21	0.00
560 - 579	10	4,062,342.52	4.66	406,234.25	6.970	75.21	573	71.11	0.00
580 - 599	19	6,895,133.15	7.91	362,901.74	6.927	77.02	589	64.94	3.26
600 - 619	36	10,296,846.26	11.81	286,023.51	7.034	79.92	611	81.79	10.88
620 - 639	50	13,294,939.59	15.25	265,898.79	7.029	79.05	628	69.76	13.31
640 - 659	46	11,874,233.45	13.62	258,135.51	6.786	79.48	651	56.66	14.14
660 - 679	32	8,635,216.69	9.90	269,850.52	6.759	75.71	668	54.21	12.46
680 - 699	27	7,795,305.70	8.94	288,715.03	6.312	78.79	690	87.76	9.23
700 - 719	15	5,843,733.00	6.70	389,582.20	6.261	75.16	710	79.20	6.10
720 - 739	13	4,992,484.87	5.73	384,037.30	5.832	75.04	727	93.29	2.14
740 - 759	12	4,696,170.12	5.39	391,347.51	6.011	78.65	749	82.43	0.00
760 - 779	7	2,614,319.09	3.00	373,474.16	5.529	63.30	769	100.00	2.49
780 - 799	6	2,175,000.00	2.49	362,500.00	5.401	66.53	787	100.00	3.31
Total:	284	$87,202,383.66	100.00%	$307,050.65	6.659%	77.06%	655	71.56%	8.25%

Minimum (not less than 100): 507
Maximum: 798
Weighted Average: 655

formation herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation *as to the accuracy or completeness of the information herein*. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and I
formation contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by *UBS Investment Bank*.

NCHET03-4

Product	Prepay Penalty (Mths)	Loan Count	Current Balance	Pct Curr Bal
10 Yr IO/6Mo Libor	0	80	26,747,265.00	1.78
2 Yr Fixed/6Mo Libor	0	1,053	197,747,997.38	13.16
	12	318	81,300,694.05	5.41
	24	3,513	683,906,997.84	45.51
	36	64	10,791,557.49	0.72
3 Yr Fixed/6Mo Libor	0	31	5,516,770.74	0.37
	12	17	5,362,369.54	0.36
	24	23	5,004,345.18	0.33
	36	82	17,917,639.97	1.19
5 Yr Fixed/6Mo Libor	48	4	2,332,655.21	0.16
Fixed	0	937	90,897,501.63	6.05
	12	344	73,934,163.74	4.92
	24	360	43,701,517.64	2.91
	36	1,750	257,177,260.38	17.11
	108	2	529,863.37	0.04
Grand Total:		8,578	1,502,868,599.16	100.00

information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and
information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

```
!  NC2003_4_TS.CDI  #CMOVER_3.0B ASSET_BACKED_HOMEEQUITY  !
MAX_CF_VECTSIZE 552
!
!! Created by Intex Deal Maker v3.5.187  ,  subroutines 3.0f2
!!   09/17/2003   9:51 AM
!
!  Modeled in the Intex CMO Modeling Language, (WNYC0094663)
!  which is copyright (c) 2003 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
 GROUP 1 = "1F" "1A" "1A2" "1A3"
 GROUP 2 = "2F" "2A" "2A2" "2A3"
!
  DEFINE PREPAY PPC  GROUP "1F" RISE_PERS 12 START_CPR 4 END_CPR 20
  DEFINE PREPAY PPC  GROUP "1A" RISE_PERS 1 START_CPR 25 END_CPR 25
  DEFINE PREPAY PPC  GROUP "1A2" RISE_PERS 1 START_CPR 25 END_CPR 25
  DEFINE PREPAY PPC  GROUP "1A3" RISE_PERS 1 START_CPR 25 END_CPR 25
  DEFINE PREPAY PPC  GROUP "2F" RISE_PERS 12 START_CPR 4 END_CPR 20
  DEFINE PREPAY PPC  GROUP "2A" RISE_PERS 1 START_CPR 25 END_CPR 25
  DEFINE PREPAY PPC  GROUP "2A2" RISE_PERS 1 START_CPR 25 END_CPR 25
  DEFINE PREPAY PPC  GROUP "2A3" RISE_PERS 1 START_CPR 25 END_CPR 25
!
  DEFINE CONSTANT #OrigCollBal = 1502868599.16
  DEFINE CONSTANT #OrigCollBal1 = 1124952458.93
  DEFINE CONSTANT #OrigCollBal2 = 377916140.23
!
  DEFINE CONSTANT #OrigBondBal = 1465297000.00
  DEFINE CONSTANT #OrigBondBal1 = 1124952458.93
  DEFINE CONSTANT #OrigBondBal2 = 377916140.23
!
  DEFINE CONSTANT #SpecSenEnhPct = 38.5%
  DEFINE CONSTANT #SNRTargPct = 61.500000000000%
  DEFINE CONSTANT #MEZ1TargPct = 74.500000000000%
  DEFINE CONSTANT #MEZ2TargPct = 85.000000000000%
  DEFINE CONSTANT #MEZ3TargPct = 88.000000000000%
  DEFINE CONSTANT #MEZ4TargPct = 90.500000000000%
  DEFINE CONSTANT #MEZ5TargPct = 93.000000000000%
  DEFINE CONSTANT #MEZ6TargPct = 95.000000000000%
  DEFINE #BondBal                            = 1465297000.00
!
       FULL_DEALNAME:    NC2003-4_TS
!
       DEAL SIZE:        $ 1465297000.00
       PRICING SPEED:    GROUP "1F" PPC 100%
       PRICING SPEED:    GROUP "1A" PPC 100%
       PRICING SPEED:    GROUP "1A2" PPC 100%
       PRICING SPEED:    GROUP "1A3" PPC 100%
       PRICING SPEED:    GROUP "2F" PPC 100%
       PRICING SPEED:    GROUP "2A" PPC 100%
       PRICING SPEED:    GROUP "2A2" PPC 100%
       PRICING SPEED:    GROUP "2A3" PPC 100%
!      ISSUE DATE:       20030901
       SETTLEMENT DATE:  20030922
!
  Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
   DEAL_CLOCK_INFO _
```

```
      ISSUE_CDU_DATE                 20030901 _
      DEAL_FIRSTPAY_DATE             20031025
!
!
DEFINE TABLE "CapNotional" (42, 2) = "CURMONTH" "Balance"
     1.1            901,395,000
     2.1            881,655,000
     3.1            861,880,000
     4.1            842,060,000
     5.1            822,188,000
     6.1            802,258,000
     7.1            782,267,000
     8.1            762,212,000
     9.1            742,095,000
     10.1           721,918,000
     11.1           701,685,000
     12.1           681,402,000
     13.1           661,079,000
     14.1           641,215,000
     15.1           621,801,000
     16.1           602,827,000
     17.1           584,281,000
     18.1           566,156,000
     19.1           548,440,000
     20.1           531,126,000
     21.1           514,203,000
     22.1           497,662,000
     23.1           481,496,000
     24.1           465,696,000
     25.1           450,253,000
     26.1           435,161,000
     27.1           420,410,000
     28.1           405,992,000
     29.1           391,901,000
     30.1           155,899,000
     31.1           150,771,000
     32.1           145,738,000
     33.1           140,799,000
     34.1           135,951,000
     35.1           131,193,000
     36.1           126,523,000
     37.1           117,044,000
     38.1           117,044,000
     39.1           117,044,000
     40.1           117,044,000
     41.1           115,687,000
     42.1           0
!
DEFINE TABLE "CapRateSch" (41, 2) = "CURMONTH" "Rate"
     1.1            6.40
     2.1            6.40
     3.1            6.40
     4.1            6.40
     5.1            6.40
     6.1            6.40
     7.1            6.40
     8.1            6.40
     9.1            6.40
     10.1           6.40
     11.1           6.40
     12.1           6.40
```

```
     13.1          6.40
     14.1          6.40
     15.1          6.40
     16.1          6.40
     17.1          6.40
     18.1          6.40
     19.1          6.40
     20.1          6.40
     21.1          6.40
     22.1          6.40
     23.1          6.40
     24.1          6.40
     25.1          7.25
     26.1          7.25
     27.1          7.25
     28.1          7.25
     29.1          7.25
     30.1          8.10
     31.1          8.10
     32.1          8.10
     33.1          8.10
     34.1          8.10
     35.1          8.10
     36.1          8.10
     37.1          8.90
     38.1          8.90
     39.1          8.90
     40.1          8.90
     41.1          8.90
!
  DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curmonth, "CapNotional",
"CURMONTH", "Balance" )
!
  DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curmonth + 1,
"CapNotional", "CURMONTH", "Balance" )
!
  DEFINE DYNAMIC #CapRate = LOOKUP_TBL( "STEP", Curmonth, "CapRateSch",
"CURMONTH", "Rate" )
!
!
 DEFINE TABLE "Cap2Notional" (42, 2) = "CURMONTH" "Balance"
     1.1          290,573,000
     2.1          283,487,000
     3.1          276,456,000
     4.1          269,476,000
     5.1          262,543,000
     6.1          255,655,000
     7.1          248,811,000
     8.1          242,007,000
     9.1          235,243,000
     10.1         228,518,000
     11.1         221,833,000
     12.1         215,186,000
     13.1         208,580,000
     14.1         202,126,000
     15.1         195,822,000
     16.1         189,664,000
     17.1         183,649,000
     18.1         177,773,000
     19.1         172,033,000
     20.1         166,426,000
```

```
     21.1            160,948,000
     22.1            155,598,000
     23.1            150,371,000
     24.1            145,266,000
     25.1            140,278,000
     26.1            135,410,000
     27.1            130,655,000
     28.1            126,009,000
     29.1            121,471,000
     30.1            38,558,000
     31.1            37,243,000
     32.1            35,954,000
     33.1            34,688,000
     34.1            33,446,000
     35.1            32,228,000
     36.1            31,032,000
     37.1            26,376,000
     38.1            26,376,000
     39.1            26,376,000
     40.1            26,376,000
     41.1            26,376,000
     42.1            0
!
DEFINE TABLE "Cap2RateSch" (41, 2) = "CURMONTH" "Rate"
     1.1             5.95
     2.1             5.95
     3.1             5.95
     4.1             5.95
     5.1             5.95
     6.1             5.95
     7.1             5.95
     8.1             5.95
     9.1             5.95
     10.1            5.95
     11.1            5.95
     12.1            5.95
     13.1            5.95
     14.1            5.95
     15.1            5.95
     16.1            5.95
     17.1            5.95
     18.1            5.95
     19.1            5.95
     20.1            5.95
     21.1            5.95
     22.1            5.95
     23.1            5.95
     24.1            5.95
     25.1            7.30
     26.1            7.30
     27.1            7.30
     28.1            7.30
     29.1            7.30
     30.1            8.20
     31.1            8.20
     32.1            8.20
     33.1            8.20
     34.1            8.20
     35.1            8.20
     36.1            8.20
     37.1            9.20
```

```
     38.1           9.20
     39.1           9.20
     40.1           9.20
     41.1           9.20
!
  DEFINE DYNAMIC #CapBal2 = LOOKUP_TBL( "STEP", Curmonth,
"Cap2Notional", "CURMONTH", "Balance" )
!
  DEFINE DYNAMIC #CapBal2End = LOOKUP_TBL( "STEP", Curmonth + 1,
"Cap2Notional", "CURMONTH", "Balance" )
!
  DEFINE DYNAMIC #CapRate2 = LOOKUP_TBL( "STEP", Curmonth,
"Cap2RateSch", "CURMONTH", "Rate" )
!
!
 DEFINE TABLE "Cap3Notional" (42, 2) = "CURMONTH" "Balance"
     1.1            247,251,000
     2.1            247,276,000
     3.1            247,299,000
     4.1            247,320,000
     5.1            247,340,000
     6.1            247,358,000
     7.1            247,375,000
     8.1            247,389,000
     9.1            247,401,000
     10.1           247,412,000
     11.1           247,420,000
     12.1           247,426,000
     13.1           247,430,000
     14.1           247,434,000
     15.1           247,437,000
     16.1           247,441,000
     17.1           247,445,000
     18.1           247,449,000
     19.1           247,453,000
     20.1           247,456,000
     21.1           247,460,000
     22.1           247,464,000
     23.1           247,468,000
     24.1           247,471,000
     25.1           247,475,000
     26.1           247,479,000
     27.1           247,483,000
     28.1           247,486,000
     29.1           247,490,000
     30.1           97,136,000
     31.1           97,136,000
     32.1           97,136,000
     33.1           97,136,000
     34.1           97,136,000
     35.1           97,136,000
     36.1           97,136,000
     37.1           93,605,000
     38.1           89,871,000
     39.1           84,797,000
     40.1           79,866,000
     41.1           77,555,000
     42.1           0
!
 DEFINE TABLE "Cap3RateSch" (41, 2) = "CURMONTH" "Rate"
     1.1            6.30
```

```
     2.1            6.30
     3.1            6.30
     4.1            6.30
     5.1            6.30
     6.1            6.30
     7.1            6.30
     8.1            6.30
     9.1            6.30
     10.1           6.30
     11.1           6.30
     12.1           6.30
     13.1           6.30
     14.1           6.30
     15.1           6.30
     16.1           6.30
     17.1           6.30
     18.1           6.30
     19.1           6.30
     20.1           6.30
     21.1           6.30
     22.1           6.30
     23.1           6.30
     24.1           6.30
     25.1           7.30
     26.1           7.30
     27.1           7.30
     28.1           7.30
     29.1           7.30
     30.1           8.10
     31.1           8.10
     32.1           8.10
     33.1           8.10
     34.1           8.10
     35.1           8.10
     36.1           8.10
     37.1           9.00
     38.1           9.00
     39.1           9.00
     40.1           9.00
     41.1           9.00
!
  DEFINE DYNAMIC #CapBal3 = LOOKUP_TBL( "STEP", Curmonth,
"Cap3Notional", "CURMONTH", "Balance" )
!
  DEFINE DYNAMIC #CapBal3End = LOOKUP_TBL( "STEP", Curmonth + 1,
"Cap3Notional", "CURMONTH", "Balance" )
!
  DEFINE DYNAMIC #CapRate3 = LOOKUP_TBL( "STEP", Curmonth,
"Cap3RateSch", "CURMONTH", "Rate" )
!
!
  DEFINE #FloorCollat          = 0.50% * #OrigCollBal
  DEFINE #ReqPerc              = 0
  DEFINE #TrigEnhFrac          = 0
  DEFINE #CumLossShft          = 0
  DEFINE #TrigCumLossFrac      = 0
  DEFINE #SpecOCTarg           = 2.50% * #OrigCollBal
ifndef #cmover_3.0d _
  DEFINE #OC                   = 37571599.16
!
ifdef #cmover_3.0d _
```

```
  DEFINE STANDARDIZE OC_ACTUAL_VAL                    #OC              =
37571599.16
!
  DEFINE STANDARDIZE OCT_INITVAL          CONSTANT #InitOCTarg     = 2.50%
* #OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH   CONSTANT #StepDownDate   = 37
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC    CONSTANT #StepOCFrac     = 0.05
  DEFINE STANDARDIZE EXCESS_INTEREST               #XSSpread       = 0
  DEFINE STANDARDIZE OCT_FLOOR            CONSTANT #FloorOCTarg    =
#FloorCollat
  DEFINE STANDARDIZE OCT_VAL              DYNAMIC  #Octval         =
#SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) /
COLL_PREV_BAL(2) * 1200
!
  DEFINE DYNAMIC #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
  DEFINE COLLAT WT_BY_PREVBAL #LifeCap =  IF LOAN("LIFE_CAP") GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
  DEFINE COLLAT WT_BY_PREVBAL GROUP 1 #LifeCap1 =  IF LOAN("LIFE_CAP")
GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
  DEFINE COLLAT WT_BY_PREVBAL GROUP 2 #LifeCap2 =  IF LOAN("LIFE_CAP")
GT 0 _
                                           THEN LOAN("LIFE_CAP") - (LOAN
("GROSSRATE") - LOAN("NETRATE")) _
                                           ELSE LOAN("NETRATE")
!
  DEFINE TABLE "OC_CUMLOSS0" (6, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
      36.1   0
      48.1   0.0275
      60.1   0.045
      72.1   0.0575
      84.1   0.065
      360.1   0.0675
!
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  DEFINE  INDEX "_FWDLIBOR_1MO"
  DEFINE  INDEX "_FWDLIBOR_6MO"
!
  INITIAL INDEX    LIBOR_1MO         1.12
  INITIAL INDEX    LIBOR_6MO         1.18
!
DEFINE TRANCHE "CAP_IN", "CAP_IN2", "CAP_IN3", "A1", "A2", "A3", "A4",
"M1", "M2", "M3", "M4", "M5", "M6", "OC", "R_PP"
!
!
```

```
Tranche "CAP_IN" PSEUDO HEDGE
   Block $ 901,395,000 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal );
END ( #CapBalEnd ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
          Delay 0  Dated 20030922  Next 20031025
     (1 * LIBOR_1MO + (-1 * #CapRate))
     0     999
!
Tranche "CAP_IN2" PSEUDO HEDGE
   Block $ 290,573,000 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal2 );
END ( #CapBal2End ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
          Delay 0  Dated 20030922  Next 20031025
     (1 * LIBOR_1MO + (-1 * #CapRate2))
     0     999
!
Tranche "CAP_IN3" PSEUDO HEDGE
   Block $ 247,251,000 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal3 );
END ( #CapBal3End ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
          Delay 0  Dated 20030922  Next 20031025
     (1 * LIBOR_1MO + (-1 * #CapRate3))
     0     999
!
Tranche "A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 908399000.00 at 1.47 GROUP 1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( COLL_I_MISC("COUPON",1) / COLL_PREV_BAL
(1) * 1200 ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.7 ELSE 0.35 )), #LifeCap1 * 30 / NDAYS_ACCRUE_INT("A1#1"))
)
     0     999
!
Tranche "A2" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 150000000.00 at 1.48 GROUP 2  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( COLL_I_MISC("COUPON",2) / COLL_PREV_BAL
(2) * 1200 ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.72 ELSE 0.36 )), #LifeCap2 * 30 / NDAYS_ACCRUE_INT("A2#
1")) )
     0     999
!
Tranche "A3" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 81192000.00 at 1.27 GROUP 2  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( COLL_I_MISC("COUPON",2) / COLL_PREV_BAL
(2) * 1200 ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN(1 * LIBOR_1MO + 0.15, #LifeCap2 * 30 / NDAYS_ACCRUE_INT("A3#
1")) )
     0     999
!
Tranche "A4" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 73975000.00 at 1.59 GROUP 2  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( COLL_I_MISC("COUPON",2) / COLL_PREV_BAL
(2) * 1200 ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
```

```
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 0.94 ELSE 0.47 )), #LifeCap2 * 30 / NDAYS_ACCRUE_INT("A4#
1")) )
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 97686000.00 at 1.82  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ((COLL_PREV_BAL(1) - BBAL("A1")) *
(COLL_I_MISC("COUPON",1) / COLL_PREV_BAL(1) * 1200) + (COLL_PREV_BAL(2)
- BBAL("A2","A3","A4")) * (COLL_I_MISC("COUPON",2) / COLL_PREV_BAL(2) *
1200)) / ((COLL_PREV_BAL(1) - BBAL("A1")) + (COLL_PREV_BAL(2) - BBAL
("A2","A3","A4")) ) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 1.05 ELSE 0.7 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M1#1"))
)
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 78901000.00 at 2.87  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ((COLL_PREV_BAL(1) - BBAL("A1")) *
(COLL_I_MISC("COUPON",1) / COLL_PREV_BAL(1) * 1200) + (COLL_PREV_BAL(2)
- BBAL("A2","A3","A4")) * (COLL_I_MISC("COUPON",2) / COLL_PREV_BAL(2) *
1200)) / ((COLL_PREV_BAL(1) - BBAL("A1")) + (COLL_PREV_BAL(2) - BBAL
("A2","A3","A4")) ) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 2.625 ELSE 1.75 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M2#
1")) )
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 22543000.00 at 3.22  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ((COLL_PREV_BAL(1) - BBAL("A1")) *
(COLL_I_MISC("COUPON",1) / COLL_PREV_BAL(1) * 1200) + (COLL_PREV_BAL(2)
- BBAL("A2","A3","A4")) * (COLL_I_MISC("COUPON",2) / COLL_PREV_BAL(2) *
1200)) / ((COLL_PREV_BAL(1) - BBAL("A1")) + (COLL_PREV_BAL(2) - BBAL
("A2","A3","A4")) ) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 3.15 ELSE 2.1 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M3#1"))
)
     0     999
!
Tranche "M4" JUN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 18786000.00 at 4.37  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ((COLL_PREV_BAL(1) - BBAL("A1")) *
(COLL_I_MISC("COUPON",1) / COLL_PREV_BAL(1) * 1200) + (COLL_PREV_BAL(2)
- BBAL("A2","A3","A4")) * (COLL_I_MISC("COUPON",2) / COLL_PREV_BAL(2) *
1200)) / ((COLL_PREV_BAL(1) - BBAL("A1")) + (COLL_PREV_BAL(2) - BBAL
("A2","A3","A4")) ) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 4.875 ELSE 3.25 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M4#
1")) )
     0     999
```

```
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 18786000.00 at 4.87  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ((COLL_PREV_BAL(1) - BBAL("A1")) *
(COLL_I_MISC("COUPON",1) / COLL_PREV_BAL(1) * 1200) + (COLL_PREV_BAL(2)
- BBAL("A2","A3","A4")) * (COLL_I_MISC("COUPON",2) / COLL_PREV_BAL(2) *
1200)) / ((COLL_PREV_BAL(1) - BBAL("A1")) + (COLL_PREV_BAL(2) - BBAL
("A2","A3","A4")) ) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 5.625 ELSE 3.75 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M5#
1")) )
     0     999
!
Tranche "M6" JUN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
   Block 15029000.00 at 4.87  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ((COLL_PREV_BAL(1) - BBAL("A1")) *
(COLL_I_MISC("COUPON",1) / COLL_PREV_BAL(1) * 1200) + (COLL_PREV_BAL(2)
- BBAL("A2","A3","A4")) * (COLL_I_MISC("COUPON",2) / COLL_PREV_BAL(2) *
1200)) / ((COLL_PREV_BAL(1) - BBAL("A1")) + (COLL_PREV_BAL(2) - BBAL
("A2","A3","A4")) ) ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030922  Next 20031025
     ( MIN((1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal)
< 10%) THEN 5.625 ELSE 3.75 )), #LifeCap * 30 / NDAYS_ACCRUE_INT("M6#
1")) )
     0     999
!
Tranche "R" JUN_RES
   Block 1502868599.16 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20030901  Next 20031025
!
Tranche "OC" JUN_OC_RES
   Block 37571599.16 at 0 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20030901  Next 20031025
!
Tranche "R_PP" JUN_PEN_NO
   Block 1502868599.16 at 0 NOTIONAL WITH GROUP 0 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20030901  Next 20031025
!
  Tranche "#OC"               SYMVAR
  Tranche "#SpecOCTarg"       SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20030901 Next 20031025 Settle 20030922
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20030901 Next 20031025 Settle 20030922
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20030901 Next 20031025 Settle 20030922
!
  RESERVE_FUND "YmRsvFnd"   FUNDING_FROM RULES
!
  HEDGE "Cap" _
                    TYPE  CAP _
                    LEG   "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT
"CAP_IN"
```

```
!
  HEDGE "Cap2" _
                         TYPE   CAP _
                         LEG    "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT
"CAP_IN2"
!
  HEDGE "Cap3" _
                         TYPE   CAP _
                         LEG    "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT
"CAP_IN3"
!

  CLASS "SNR_1"        NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "A1"
  CLASS "A2"           NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "A2"
  CLASS "A3"           NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "A3"
  CLASS "A4"           NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "A4"
  CLASS "MEZ1"         NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "M1"
  CLASS "MEZ2"         NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "M2"
  CLASS "MEZ3"         NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "M3"
  CLASS "MEZ4"         NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "M4"
  CLASS "MEZ5"         NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "M5"
  CLASS "MEZ6"         NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "M6"
  CLASS "RESID"        = "R#1" "OC#1" "R_PP#1"
  CLASS "SNR22" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                       = "A3" "A4"
  CLASS "SNR_2" WRITEDOWN_BAL PRORATA ALLOCATION _
                       = "A2" "SNR22"
  CLASS "SNR" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA ALLOCATION _
                       = "SNR_1" "SNR_2"
!
!
```

```
  CLASS "ROOT" _
                  WRITEDOWN_BAL RULES _
                  DISTRIB_CLASS RULES _
                  SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                  SHORTFALL_EARN_INT INTEREST TRUE _
                    = "SNR" "MEZ1" "MEZ2" "MEZ3" "MEZ4" "MEZ5" "MEZ6"
"RESID"
!
  DEFINE PSEUDO_TRANCHE CLASS "SNR"           Delay 0  Dated 20030922
Next 20031025 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
  DEFINE PSEUDO_TRANCHE CLASS "SNR_2"         Delay 0  Dated 20030922
Next 20031025 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
  DEFINE PSEUDO_TRANCHE CLASS "SNR22"         Delay 0  Dated 20030922
Next 20031025 DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME   "Step Up Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  1.000% _
        TARGETVAL       (#CumLossShft); _
        TRIGVAL          LODIFF
!
TRIGGER "StepUp-DlqEnh" _
        FULL_NAME   "Step Up Enhancement Delinquency Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigEnhFrac); _
        ORIG_TARGETVAL  19.2500262046662% _
        TARGETVAL       (#ReqPerc); _
        TRIGVAL          LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME   "Step Up Trigger" _
        DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of
cumulative_
 realized losses divided by the original collateral balance exceeds the
target defined by a schedule;_
                       Month <=          %;_
                            36           0%;  _
                            48           2.75%;  _
                            60           4.50%;  _
                            72           5.75%;  _
                            84           6.50%;  _
                            360          6.75%;  _
_
 or;(2) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.55 * the Senior Enhancement Percentage."_
        IMPACT     "If a Step Up Trigger is in effect the OC target will
change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
        TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
       OPTIONAL REDEMPTION: "CLEANUP" _
                            WHEN_EXPR _(((COLL_BAL / #OrigCollBal) <
10%)); _
```

```
                              PRICE_P (COLL_BAL);
!
!
 INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                    PARTIAL_PREPAY Compensate Pro_rata _
                    LOSS           Compensate Pro_rata
!
  TRANCHE MISCINFO
  A1             RATING MD "NA"
  A2             RATING MD "NA"
  A3             RATING MD "NA"
  A4             RATING MD "NA"
  M1             RATING FT "AA"   MD "Aa2"  SP "AA"
  M2             RATING FT "A"    MD "A2"   SP "A"
  M3             RATING FT "A-"   MD "A3"   SP "A-"
  M4             RATING FT "BBB+" MD "Baa1" SP "BBB+"
  M5             RATING FT "BBB"  MD "Baa2" SP "BBB"
  M6             RATING FT "BBB-" MD "Baa3" SP "BBB-"
  R              RATING MD "NA"
  OC             RATING MD "NA"
  R_PP           RATING MD "NA"
!
 DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTEREST PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTEREST PRO_RATA  ( "A2"; "SNR22" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR22" )
         pay :  CLASS INTEREST PRO_RATA  ( "A3"; "A4" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTSHORT PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A2"; "SNR22" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR22" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A3"; "A4" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_Prn[1] =
{
------------------------------------
        when :  IS_TRUE( {#1} )
   calculate :  #SeniorPrinc          = #PrincPmt / #DistribAmt *
#ClassSNRPDA
   calculate :  #SeniorXtraP          = #ClassSNRPDA - #SeniorPrinc
!
   calculate :  #SeniorPDA1           = MAX( 0, MIN( #ClassSNR_1PDA,
```

```
#SenDistribAmt1 ) ) + _
                                        MIN( #ClassSNR_1PDADefic,
#ClassSNR_1PDADefic/#TotalSenPDADefic * #TotalExcessDistrib)
   calculate :  #SeniorPDA2          = MAX( 0, MIN( #ClassSNR_2PDA,
#SenDistribAmt2 ) ) + _
                                        MIN( #ClassSNR_2PDADefic,
#ClassSNR_2PDADefic/#TotalSenPDADefic * #TotalExcessDistrib)
------------------------------------
        from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
------------------------------------
        from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS BALANCE PRO_RATA ( "SNR_1"; "SNR_2" )
------------------------------------
!
        from :  CLASS ( "SNR_2" )
         pay :  CLASS BALANCE PRO_RATA ( "A2" ; "SNR22" )
------------------------------------
!
        from :  CLASS ( "SNR22" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A3", "A4" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  SEQUENTIAL ( "A1#1" )
------------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
------------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
------------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #MEZ1_Prn =
{
------------------------------------
        from :  CLASS ( "MEZ1" )
         pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #MEZ2_Prn =
{
------------------------------------
        from :  CLASS ( "MEZ2" )
         pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #MEZ3_Prn =
{
------------------------------------
        from :  CLASS ( "MEZ3" )
         pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
```

```
DEFINE MACRO BLOCK #MEZ4_Prn =
{
------------------------------------
        from :  CLASS ( "MEZ4" )
         pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
DEFINE MACRO BLOCK #MEZ5_Prn =
{
------------------------------------
        from :  CLASS ( "MEZ5" )
         pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
DEFINE MACRO BLOCK #MEZ6_Prn =
{
------------------------------------
        from :  CLASS ( "MEZ6" )
         pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
!
CMO Block Payment Rules
------------------------------------
        from :  CASH_ACCOUNT (100)
  subject to :  CEILING ( (COLL("PREPAYPENALTY")) )
         pay :  CREDIT_ENHANCEMENT ("YmRsvFnd")
------------------------------------
   calculate : #HedgePaySave = 0.00
------------------------------------
   calculate :  #PrincFrac1          = COLL_P(1) / COLL_P
   calculate :  #PrincFrac2          = COLL_P(2) / COLL_P
!
   calculate :  #XtraPFrac1          = COLL_P(1) / COLL_P
   calculate :  #XtraPFrac2          = COLL_P(2) / COLL_P
!
   calculate :  #Princ               = COLL_P
!
   calculate :  #Interest            = COLL_I
!
   calculate :  #PrevSpecOC          = #SpecOCTarg
!
   calculate :  #CurrentOC           = MAX( 0, COLL_BAL - (BBAL("A1#1",
"A2#1", "A3#1", "A4#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1")
- #Princ))
!
   calculate :  #XSSpread            = MAX( 0, #Interest - ( COLL_YM *
(100% - 0%)) - OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") +
COUPONCAP_SHORTFALL("ROOT") )
!
   calculate :  #FloorOCTotal        = #FloorOCTarg
!
   calculate :  #StepOCTarg          = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass    = CURMONTH GE #StepDownDate
!
!
   calculate :  #SenEnhancePct       =  (COLL_PREV_BAL - BBAL("SNR") ) /
COLL_BAL
!
   calculate :  #StepDownBal         = (#SenEnhancePct - #SpecSenEnhPct)
```

```
+ 1E-8 GE 0.00
!
   calculate :  #StepDown             = #StepDown OR ( BBAL("SNR") LT
0.01 ) OR ( #StepDownDatePass AND #StepDownBal )
!
   calculate :  #ReqPerc              = 0.55 * (COLL_PREV_BAL - BBAL
("SNR") ) / COLL_PREV_BAL
!
   calculate :  #TrigEnhFrac          = 1 * AVG_COLL("RATE",-1,2,1)
!
   calculate :  #TrigEnh              = TRIGGER("StepUp-DlqEnh")
!
   calculate :  #CumLossShft          = LOOKUP_TBL( "STEP",  CURMONTH
, "OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac      = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigCumLoss          = TRIGGER("StepUp-CumLoss")
!
   calculate :  #TrigEvent            = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost       = #PrevSpecOC
!
   calculate :  #SpecOCTarg           = IF #StepDown _
                                      THEN IF #TrigEvent _
                                           THEN MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #TrigOCTargPost, #FloorOCTotal ) _
                                           ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ) , #FloorOCTotal )  _
                                      ELSE MAX  ( #InitOCTarg,
#FloorOCTotal )
!
   calculate :  #SpecOCTarg           = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg           = #Octval
!
   calculate :  #OCDeficiency         = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus            = MINMAX(0, #CurrentOC -
#SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt             = MAX(0, COLL_P - #OCSurplus)
!
!
   calculate :  #XSIntRem             = MAX( 0, #Interest - ( COLL_YM *
(100% - 0%)) - OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") +
#OCSurplus + COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SubDefic             = MAX  ( 0, ( BBAL("ROOT") - BBAL(
"OC#1" ) - #Princ ) - COLL_BAL )
!
   calculate :  #AddPrinc             = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA              = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #XtraPDA )
!
   calculate :  #DistribAmt           = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #SenDistribAmt1       = #PrincPmt * #PrincFrac1 +
(#DistribAmt - #PrincPmt) * #XtraPFrac1
   calculate :  #SenDistribAmt2       = #PrincPmt * #PrincFrac2 +
```

```
(#DistribAmt - #PrincPmt) * #XtraPFrac2
!
   calculate :  #FloorOCTotal1        = #OrigCollBal1/#OrigCollBal *
#FloorOCTotal
   calculate :  #FloorOCTotal2        = #OrigCollBal2/#OrigCollBal *
#FloorOCTotal
!
   calculate :  #ClassSNR_1PDA        = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #SenDistribAmt1 _
                                         ELSE BBAL("A1") _
                                         - MIN(COLL_BAL(1) -
#FloorOCTotal1, #SNRTargPct * COLL_BAL(1))
   calculate :  #ClassSNR_1PDA        = MAX( 0.0, MIN(BBAL("A1"),
#ClassSNR_1PDA ))
   calculate :  #ClassSNR_2PDA        = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #SenDistribAmt2 _
                                         ELSE BBAL("A2", "A3", "A4") _
                                         - MIN(COLL_BAL(2) -
#FloorOCTotal2, #SNRTargPct * COLL_BAL(2))
   calculate :  #ClassSNR_2PDA        = MAX( 0.0, MIN(BBAL("A2", "A3",
"A4"), #ClassSNR_2PDA ))
!
   calculate :  #ClassSNR_1PDADefic  = MAX( 0.0, #ClassSNR_1PDA -
#SenDistribAmt1 )
   calculate :  #ClassSNR_2PDADefic  = MAX( 0.0, #ClassSNR_2PDA -
#SenDistribAmt2 )
   calculate :  #TotalSenPDADefic     = #ClassSNR_1PDADefic + #ClassSNR_
2PDADefic
!
   calculate :  #ExcessDistrib1       = MAX( 0.0, #SenDistribAmt1 -
#ClassSNR_1PDA )
   calculate :  #ExcessDistrib2       = MAX( 0.0, #SenDistribAmt2 -
#ClassSNR_2PDA )
   calculate :  #TotalExcessDistrib  = #ExcessDistrib1 + #ExcessDistrib2
!
   calculate :  #ExcessBalance1       = BBAL("SNR_1") - MIN(
#SenDistribAmt1, #ClassSNR_1PDA )
   calculate :  #ExcessBalance2       = BBAL("SNR_2") - MIN(
#SenDistribAmt2, #ClassSNR_2PDA )
   calculate :  #ExcessBalance        = #ExcessBalance1 + #ExcessBalance2
!
   calculate :  #ExcessDistrib        = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN MIN( #ExcessBalance,
#ExcessDistrib1 + #ExcessDistrib2 ) _
                                         ELSE 0
!
   calculate :  #ClassSNRPDA          = #ClassSNR_1PDA + #ClassSNR_2PDA +
#ExcessDistrib
   calculate :  #ClassSNRPDA          = MIN( #ClassSNRPDA, #DistribAmt )
!
   calculate :  #ClassMEZ1PDA         = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA
_
                                         ELSE BBAL("A1", "A2", "A3",
"A4", "M1") - #ClassSNRPDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#MEZ1TargPct * COLL_BAL)
```

```
   calculate :  #ClassMEZ1PDA         = MAX( 0.0, MIN(BBAL("M1"),
#ClassMEZ1PDA ))
   calculate :  #ClassMEZ1PDA         = MAX( 0, MIN( #ClassMEZ1PDA,
#DistribAmt - #ClassSNRPDA ) )
!
!
   calculate :  #ClassMEZ2PDA         = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA
- #ClassMEZ1PDA _
                                         ELSE BBAL("A1", "A2", "A3",
"A4", "M1", "M2") - #ClassSNRPDA - #ClassMEZ1PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#MEZ2TargPct * COLL_BAL)
   calculate :  #ClassMEZ2PDA         = MAX( 0.0, MIN(BBAL("M2"),
#ClassMEZ2PDA ))
   calculate :  #ClassMEZ2PDA         = MAX( 0, MIN( #ClassMEZ2PDA,
#DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA ) )
!
!
   calculate :  #ClassMEZ3PDA         = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA
- #ClassMEZ1PDA - #ClassMEZ2PDA _
                                         ELSE BBAL("A1", "A2", "A3",
"A4", "M1", "M2", "M3") - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#MEZ3TargPct * COLL_BAL)
   calculate :  #ClassMEZ3PDA         = MAX( 0.0, MIN(BBAL("M3"),
#ClassMEZ3PDA ))
   calculate :  #ClassMEZ3PDA         = MAX( 0, MIN( #ClassMEZ3PDA,
#DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA ) )
!
!
   calculate :  #ClassMEZ4PDA         = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA
- #ClassMEZ1PDA - #ClassMEZ2PDA - #ClassMEZ3PDA _
                                         ELSE BBAL("A1", "A2", "A3",
"A4", "M1", "M2", "M3", "M4") - #ClassSNRPDA - #ClassMEZ1PDA -
#ClassMEZ2PDA - #ClassMEZ3PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#MEZ4TargPct * COLL_BAL)
   calculate :  #ClassMEZ4PDA         = MAX( 0.0, MIN(BBAL("M4"),
#ClassMEZ4PDA ))
   calculate :  #ClassMEZ4PDA         = MAX( 0, MIN( #ClassMEZ4PDA,
#DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA -
#ClassMEZ3PDA ) )
!
!
   calculate :  #ClassMEZ5PDA         = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA
- #ClassMEZ1PDA - #ClassMEZ2PDA - #ClassMEZ3PDA - #ClassMEZ4PDA _
                                         ELSE BBAL("A1", "A2", "A3",
"A4", "M1", "M2", "M3", "M4", "M5") - #ClassSNRPDA - #ClassMEZ1PDA -
#ClassMEZ2PDA - #ClassMEZ3PDA - #ClassMEZ4PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal,
#MEZ5TargPct * COLL_BAL)
   calculate :  #ClassMEZ5PDA         = MAX( 0.0, MIN(BBAL("M5"),
#ClassMEZ5PDA ))
```

```
   calculate :  #ClassMEZ5PDA        = MAX( 0, MIN( #ClassMEZ5PDA,
#DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA -
#ClassMEZ3PDA - #ClassMEZ4PDA ) )
!
!
   calculate :  #ClassMEZ6PDA        = IF (#TrigEvent OR (#StepDown EQ
0.0)) _
                                        THEN #DistribAmt - #ClassSNRPDA
- #ClassMEZ1PDA - #ClassMEZ2PDA - #ClassMEZ3PDA - #ClassMEZ4PDA -
#ClassMEZ5PDA _
                                        ELSE BBAL("A1", "A2", "A3",
"A4", "M1", "M2", "M3", "M4", "M5", "M6") - #ClassSNRPDA - #ClassMEZ1PDA
- #ClassMEZ2PDA - #ClassMEZ3PDA - #ClassMEZ4PDA - #ClassMEZ5PDA _
                                        - MIN(COLL_BAL - #FloorOCTotal,
#MEZ6TargPct * COLL_BAL)
   calculate :  #ClassMEZ6PDA        = MAX( 0.0, MIN(BBAL("M6"),
#ClassMEZ6PDA ))
   calculate :  #ClassMEZ6PDA        = MAX( 0, MIN( #ClassMEZ6PDA,
#DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA -
#ClassMEZ3PDA - #ClassMEZ4PDA - #ClassMEZ5PDA ) )
!
!
  calculate :  "SNR" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassSNRPDA
!
  calculate :  "MEZ1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassMEZ1PDA
!
  calculate :  "MEZ2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassMEZ2PDA
!
  calculate :  "MEZ3" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassMEZ3PDA
!
  calculate :  "MEZ4" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassMEZ4PDA
!
  calculate :  "MEZ5" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassMEZ5PDA
!
  calculate :  "MEZ6" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassMEZ6PDA
!
  calculate :  "RESID" _
 NO_CHECK  CUSTOM   AMOUNT        = MAX(0, #Princ - OPTIMAL_PRINCPMT
("SNR", "MEZ1", "MEZ2", "MEZ3", "MEZ4", "MEZ5", "MEZ6"))
!
------------------------------------
         pay :  CLASS INTEREST  PRO_RATA  ( "SNR" )
------------------------------------
  {#SNR_Int}
------------------------------------
         pay :  CLASS INTSHORT  PRO_RATA  ( "SNR" )
------------------------------------
  {#SNR_InS}
------------------------------------
         pay :  CLASS INTEREST  PRO_RATA  ( "MEZ1" )
         pay :  CLASS INTEREST  PRO_RATA  ( "MEZ2" )
         pay :  CLASS INTEREST  PRO_RATA  ( "MEZ3" )
         pay :  CLASS INTEREST  PRO_RATA  ( "MEZ4" )
         pay :  CLASS INTEREST  PRO_RATA  ( "MEZ5" )
```

```
        pay :  CLASS INTEREST  PRO_RATA  ( "MEZ6" )
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
------------------------------------
  {#SNR_Prn}{1}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "MEZ1" )
------------------------------------
  {#MEZ1_Prn}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "MEZ2" )
------------------------------------
  {#MEZ2_Prn}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "MEZ3" )
------------------------------------
  {#MEZ3_Prn}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "MEZ4" )
------------------------------------
  {#MEZ4_Prn}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "MEZ5" )
------------------------------------
  {#MEZ5_Prn}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "MEZ6" )
------------------------------------
  {#MEZ6_Prn}
------------------------------------
        pay :  CLASS INTSHORT  PRO_RATA  ( "MEZ1" )
------------------------------------
       from :  CLASS ( "ROOT" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "MEZ1" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "MEZ2" )
------------------------------------
       from :  CLASS ( "ROOT" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "MEZ2" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "MEZ3" )
------------------------------------
       from :  CLASS ( "ROOT" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "MEZ3" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "MEZ4" )
------------------------------------
       from :  CLASS ( "ROOT" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "MEZ4" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "MEZ5" )
------------------------------------
       from :  CLASS ( "ROOT" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "MEZ5" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "MEZ6" )
------------------------------------
       from :  CLASS ( "ROOT" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "MEZ6" )
------------------------------------
!
       from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
        pay :  CLASS COUPONCAP_SHORT PRO_RATA("SNR_1")
------------------------------------
       from :  HEDGE ("CAP2")
```

```
  subject to :  CEILING ((HEDGE ("CAP2", "OPTIMAL_PMT") - HEDGE ("CAP2",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("A2" ; "A3" ; "A4")
----------------------------------------
        from :  HEDGE ("CAP3")
  subject to :  CEILING ((HEDGE ("CAP3", "OPTIMAL_PMT") - HEDGE ("CAP3",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("SNR_1" ; "A2" ; "A3" ;
"A4" ; "MEZ1" ; "MEZ2" ; "MEZ3" ; "MEZ4" ; "MEZ5" ; "MEZ6")
----------------------------------------
        from :  HEDGE ("CAP")
         pay :  AS_INTEREST ("R#1")
----------------------------------------
        from :  HEDGE ("CAP2")
         pay :  AS_INTEREST ("R#1")
----------------------------------------
        from :  HEDGE ("CAP3")
         pay :  AS_INTEREST ("R#1")
----------------------------------------
!
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "SNR_1"; "A2"; "A3";
"A4" )
----------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "MEZ1" )
----------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "MEZ2" )
----------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "MEZ3" )
----------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "MEZ4" )
----------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "MEZ5" )
----------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "MEZ6" )
----------------------------------------
!
!!  Penalty Allocation
!
----------------------------------------
        from :  CREDIT_ENHANCEMENT ("YmRsvFnd")
  subject to :  CEILING ( (COLL("PREPAYPENALTY") * 100%) )
         pay :  PREPAYPENALTY SEQUENTIAL("R_PP#1")
----------------------------------------
!
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
         pay :  AS_INTEREST ( "OC#1" )
----------------------------------------
         pay :  SEQUENTIAL  ( "OC#1" )
----------------------------------------
   calculate : #WriteDown = MAX(0.0, BBAL("A1#1","A2#1","A3#1","A4#
1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","OC#1") - COLL_BAL)
----------------------------------------
        from :  SUBACCOUNT ( #Writedown )
```

```
         pay :  WRITEDOWN PRO_RATA ( "OC#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal      = BBAL("A1#1","A2#1","A3#1","A4#1","M1#
1","M2#1","M3#1","M4#1","M5#1","M6#1")
   calculate : #OC           = MAX( 0, COLL_BAL - #BondBal )
   calculate : #IncrOC       = MAX( 0, #OC - BBAL( "OC#1" ) )
------------------------------------
         pay :  INCREMENT ( BALANCE "OC#1" , BY #IncrOC )
------------------------------------
------------------------------------
!
!
  DEFINE DYNAMIC #YM_HE6MO80PCT = LOAN("SCHAM_PREP_AMT") * 80% * LOAN
("GROSSRATE") / 1200 * 6
!
 Collateral OVER
!
!       Factor       --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20030901     9999 9999   FALSE
!
! Pool#  Type      Gross      Current     Original   --Fee--  Maturity
Orig  ARM            Gross  #mos   #mos   P#mos  P#mos  Life   Reset Life
Max   Look
!                  Coupon     Factor      Balance     P/Y  BV  P/Y   BV
Term  Index          Margin ToRst RstPer ToRst  RstPer Cap    Cap
Floor  Negam Back
!! BEGINNING OF COLLATERAL
M        1     "1-FXD 120 0"                            WL    00    WAC
7.2649 (       222432.27 /       222432.27 );       222432.27
0.5027       0.5027            120:0      120:0       120 NO_CHECK
GROUP "1F"
M        2     "1-FXD 120 12"                           WL    00    WAC
6.6000 (        70000.00 /        70000.00 );        70000.00
0.5027       0.5027            120:0      120:0       120 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        3     "1-FXD 120 36"                           WL    00    WAC
7.8689 (       386770.51 /       386770.51 );       386770.51
0.5027       0.5027            120:0      120:0       120 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        4     "1-FXD 180 0"                            WL    00    WAC
7.9960 (      3860015.85 /      3860015.85 );      3860015.85
0.5027       0.5027            180:0      180:0       180 NO_CHECK
```

```
GROUP "1F"
M        5      "1-FXD 180 12"                              WL     00     WAC
6.6513 (      1781716.87 /      1781716.87 );       1781716.87
0.5027        0.5027            180:0      180:0        180 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        6      "1-FXD 180 24"                              WL     00     WAC
7.7741 (      1022458.05 /      1022458.05 );       1022458.05
0.5027        0.5027            180:0      180:0        180 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        7      "1-FXD 180 36"                              WL     00     WAC
7.1659 (      9424536.97 /      9424536.97 );       9424536.97
0.5027        0.5027            180:0      180:0        180 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        8      "1-FXD 240 0"                               WL     00     WAC
9.6674 (      9359829.18 /      9359829.18 );       9359829.18
0.5027        0.5027            240:0      240:0        240 NO_CHECK
GROUP "1F"
M        9      "1-FXD 240 12"                              WL     00     WAC
7.4910 (      1639082.91 /      1639082.91 );       1639082.91
0.5027        0.5027            240:0      240:0        240 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        10     "1-FXD 240 24"                              WL     00     WAC
9.9491 (      5315858.89 /      5315858.89 );       5315858.89
0.5027        0.5027            240:0      240:0        240 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        11     "1-FXD 240 36"                              WL     00     WAC
9.2796 (      5927997.19 /      5927997.19 );       5927997.19
0.5027        0.5027            240:0      240:0        240 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        12     "1-FXD 300 0"                               WL     00     WAC
9.8061 (      153511.74 /       153511.74 );        153511.74
0.5027        0.5027            299:1      299:1        300 NO_CHECK
GROUP "1F"
M        13     "1-FXD 300 36"                              WL     00     WAC
6.0201 (      298000.00 /       298000.00 );        298000.00
0.5027        0.5027            300:0      300:0        300 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        14     "1-FXD 360 0"                               WL     00     WAC
8.3040 (      20948873.31 /     20948873.31 );      20948873.31
0.5027        0.5027            360:0      360:0        360 NO_CHECK
GROUP "1F"
M        15     "1-FXD 360 12"                              WL     00     WAC
7.0419 (      18123127.24 /     18123127.24 );      18123127.24
0.5027        0.5027            360:0      360:0        360 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        16     "1-FXD 360 24"                              WL     00     WAC
7.6062 (      8746315.83 /      8746315.83 );       8746315.83
0.5027        0.5027            360:0      360:0        360 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        17     "1-FXD 360 36"                              WL     00     WAC
7.4509 (      70877654.78 /     70877654.78 );      70877654.78
0.5027        0.5027            360:0      360:0        360 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        18     "1-FXD 120 0-MI"                            WL     00     WAC
6.8113 (      539304.55 /       539304.55 );        539304.55
0.5027        0.5027            120:0      120:0        120 NO_CHECK
GROUP "1F"
M        19     "1-FXD 120 36-MI"                           WL     00     WAC
6.8456 (      238197.57 /       238197.57 );        238197.57
0.5027        0.5027            120:0      120:0        120 NO_CHECK
GROUP "1F"    PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
```

```
M        20    "1-FXD 180 0-MI"                                WL    00    WAC
7.1155 (      4969927.38 /      4969927.38 );      4969927.38
0.5027       0.5027           180:0      180:0        180 NO_CHECK
GROUP "1F"
M        21    "1-FXD 180 12-MI"                               WL    00    WAC
6.0548 (      1568484.35 /      1568484.35 );      1568484.35
0.5027       0.5027           180:0      180:0        180 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        22    "1-FXD 180 24-MI"                               WL    00    WAC
6.5458 (       744223.00 /       744223.00 );       744223.00
0.5027       0.5027           180:0      180:0        180 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        23    "1-FXD 180 36-MI"                               WL    00    WAC
6.7944 (      7796036.27 /      7796036.27 );      7796036.27
0.5027       0.5027           180:0      180:0        180 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        24    "1-FXD 240 0-MI"                                WL    00    WAC
7.3231 (      3420380.93 /      3420380.93 );      3420380.93
0.5027       0.5027           240:0      240:0        240 NO_CHECK
GROUP "1F"
M        25    "1-FXD 240 12-MI"                               WL    00    WAC
6.5127 (      1601000.00 /      1601000.00 );      1601000.00
0.5027       0.5027           240:0      240:0        240 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        26    "1-FXD 240 24-MI"                               WL    00    WAC
6.2351 (      1241702.20 /      1241702.20 );      1241702.20
0.5027       0.5027           240:0      240:0        240 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        27    "1-FXD 240 36-MI"                               WL    00    WAC
6.4823 (      6102700.34 /      6102700.34 );      6102700.34
0.5027       0.5027           240:0      240:0        240 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        28    "1-FXD 300 0-MI"                                WL    00    WAC
7.7542 (       191000.00 /       191000.00 );       191000.00
0.5027       0.5027           300:0      300:0        300 NO_CHECK
GROUP "1F"
M        29    "1-FXD 300 24-MI"                               WL    00    WAC
7.1000 (       100800.00 /       100800.00 );       100800.00
0.5027       0.5027           300:0      300:0        300 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        30    "1-FXD 300 36-MI"                               WL    00    WAC
7.0680 (       335895.00 /       335895.00 );       335895.00
0.5027       0.5027           300:0      300:0        300 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        31    "1-FXD 360 0-MI"                                WL    00    WAC
7.1678 (     38267903.15 /     38267903.15 );     38267903.15
0.5027       0.5027           360:0      360:0        360 NO_CHECK
GROUP "1F"
M        32    "1-FXD 360 12-MI"                               WL    00    WAC
6.3655 (     28954351.71 /     28954351.71 );     28954351.71
0.5027       0.5027           360:0      360:0        360 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        33    "1-FXD 360 24-MI"                               WL    00    WAC
6.8065 (     14206033.54 /     14206033.54 );     14206033.54
0.5027       0.5027           360:0      360:0        360 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        34    "1-FXD 360 36-MI"                               WL    00    WAC
6.8273 (    110601801.52 /    110601801.52 );    110601801.52
0.5027       0.5027           360:0      360:0        360 NO_CHECK
GROUP "1F"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        35    "1-1 MONTH LIBOR 300 0"                         WL    00    WAC
```

```
4.8021 (        407000.00 /        407000.00 );        407000.00
0.5027        0.5027                300:0     300:0       300 NO_CHECK ARM
LIBOR_1MO                         3.6715    2    1 SYNC_INT             16.8021
3.0000          4.8021           0       0                            AMORT
NONE FOR          120 GROUP "1A"    TEASER
M        36    "1-2/ 6 MONTH LIBOR 360 0"                  WL     00     WAC
7.8285 (      73386267.62 /     73386267.62 );     73386267.62
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.8223    25    6 SYNC_INT             14.8019
1.4867          7.8285           0       0
GROUP "1A2"   TEASER
M        37    "1-2/ 6 MONTH LIBOR 360 12"                 WL     00     WAC
7.4760 (      24357236.93 /     24357236.93 );     24357236.93
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.7104    25    6 SYNC_INT             14.4760
1.5000          7.4760           0       0
GROUP "1A2"  PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        38    "1-2/ 6 MONTH LIBOR 360 24"                 WL     00     WAC
7.6151 (     252786465.06 /    252786465.06 );    252786465.06
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.8460    25    6 SYNC_INT             14.6151
1.5000          7.6151           0       0
GROUP "1A2"  PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        39    "1-2/ 6 MONTH LIBOR 360 36"                 WL     00     WAC
7.2457 (       3696173.83 /      3696173.83 );      3696173.83
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.5815    25    6 SYNC_INT             14.2457
1.5000          7.2457           0       0
GROUP "1A2"  PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        40    "1-3/ 6 MONTH LIBOR 360 0"                  WL     00     WAC
7.3626 (       1871129.04 /      1871129.04 );      1871129.04
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.5471    37    6 SYNC_INT             14.3626
1.5000          7.3626           0       0
GROUP "1A3"   TEASER
M        41    "1-3/ 6 MONTH LIBOR 360 12"                 WL     00     WAC
7.3446 (       1631386.41 /      1631386.41 );      1631386.41
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.5684    37    6 SYNC_INT             14.3446
1.5000          7.3446           0       0
GROUP "1A3"  PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        42    "1-3/ 6 MONTH LIBOR 360 24"                 WL     00     WAC
7.4995 (       1604634.15 /      1604634.15 );      1604634.15
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.7841    37    6 SYNC_INT             14.4995
1.5000          7.4995           0       0
GROUP "1A3"  PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        43    "1-3/ 6 MONTH LIBOR 360 36"                 WL     00     WAC
7.5289 (       4775952.91 /      4775952.91 );      4775952.91
0.5027        0.5027                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.8039    37    6 SYNC_INT             14.5289
1.5000          7.5289           0       0
GROUP "1A3"  PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        44    "1-1 MONTH LIBOR 300 0-MI"                  WL     00     WAC
4.6178 (       8267119.00 /      8267119.00 );      8267119.00
```

```
0.5027         0.5027            300:0     300:0      300 NO_CHECK ARM
LIBOR_1MO                     3.4887     2     1 SYNC_INT            16.6178
3.0000          4.6178         0      0                          AMORT
NONE FOR         120 GROUP "1A"    TEASER
M        45    "1-2/ 6 MONTH LIBOR 360 0-MI"             WL    00    WAC
7.0146 (      77740198.77 /      77740198.77 );     77740198.77
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.6408    25     6 SYNC_INT            14.0108
1.4981          7.0146         0      0
GROUP "1A2"    TEASER
M        46    "1-2/ 6 MONTH LIBOR 360 12-MI"            WL    00    WAC
6.6039 (      21322813.13 /      21322813.13 );     21322813.13
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.5886    25     6 SYNC_INT            13.6039
1.5000          6.6039         0      0
GROUP "1A2"  PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        47    "1-2/ 6 MONTH LIBOR 360 24-MI"            WL    00    WAC
6.7922 (     258325108.79 /     258325108.79 );    258325108.79
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.6600    25     6 SYNC_INT            13.7922
1.5000          6.7922         0      0
GROUP "1A2"  PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        48    "1-2/ 6 MONTH LIBOR 360 36-MI"            WL    00    WAC
6.9565 (       4733583.66 /       4733583.66 );      4733583.66
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.6036    25     6 SYNC_INT            13.9565
1.5000          6.9565         0      0
GROUP "1A2"  PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        49    "1-3/ 6 MONTH LIBOR 360 0-MI"             WL    00    WAC
6.8601 (       2818225.00 /       2818225.00 );      2818225.00
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.5704    37     6 SYNC_INT            13.8601
1.5000          6.8601         0      0
GROUP "1A3"    TEASER
M        50    "1-3/ 6 MONTH LIBOR 360 12-MI"            WL    00    WAC
6.3226 (        759278.24 /        759278.24 );       759278.24
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.6731    37     6 SYNC_INT            13.3226
1.5000          6.3226         0      0
GROUP "1A3"  PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        51    "1-3/ 6 MONTH LIBOR 360 24-MI"            WL    00    WAC
6.3563 (       1945000.00 /       1945000.00 );      1945000.00
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.6112    37     6 SYNC_INT            13.3563
1.5000          6.3563         0      0
GROUP "1A3"  PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        52    "1-3/ 6 MONTH LIBOR 360 36-MI"            WL    00    WAC
6.5532 (       5486963.29 /       5486963.29 );      5486963.29
0.5027         0.5027            360:0     360:0      360 NO_CHECK ARM
LIBOR_6MO                     5.6077    37     6 SYNC_INT            13.4993
1.4730          6.5532         0      0
GROUP "1A3"  PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        53    "2-FXD 180 0"                             WL    00    WAC
8.6000 (         55000.00 /         55000.00 );        55000.00
0.5027         0.5027            180:0     180:0      180 NO_CHECK
```

```
GROUP "2F"
M        54    "2-FXD 180 12"                                    WL    00    WAC
7.8000 (       327750.00 /        327750.00 );        327750.00
0.5027         0.5027            180:0      180:0        180 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        55    "2-FXD 180 36"                                    WL    00    WAC
6.7748 (       1457015.00 /       1457015.00 );       1457015.00
0.5027         0.5027            180:0      180:0        180 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        56    "2-FXD 240 0"                                     WL    00    WAC
10.1997 (      1423525.52 /       1423525.52 );       1423525.52
0.5027         0.5027            240:0      240:0        240 NO_CHECK
GROUP "2F"
M        57    "2-FXD 240 12"                                    WL    00    WAC
9.8814 (       1253518.14 /       1253518.14 );       1253518.14
0.5027         0.5027            240:0      240:0        240 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        58    "2-FXD 240 24"                                    WL    00    WAC
9.9236 (       2481427.09 /       2481427.09 );       2481427.09
0.5027         0.5027            240:0      240:0        240 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        59    "2-FXD 240 36"                                    WL    00    WAC
9.9451 (       1726544.27 /       1726544.27 );       1726544.27
0.5027         0.5027            240:0      240:0        240 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        60    "2-FXD 360 0"                                     WL    00    WAC
6.9892 (       3156541.17 /       3156541.17 );       3156541.17
0.5027         0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"
M        61    "2-FXD 360 12"                                    WL    00    WAC
6.8022 (       5447906.80 /       5447906.80 );       5447906.80
0.5027         0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        62    "2-FXD 360 24"                                    WL    00    WAC
6.3099 (       4279010.24 /       4279010.24 );       4279010.24
0.5027         0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        63    "2-FXD 360 36"                                    WL    00    WAC
6.8347 (       13922083.93 /      13922083.93 );      13922083.93
0.5027         0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        64    "2-FXD 180 0-MI"                                  WL    00    WAC
6.7500 (       360000.00 /        360000.00 );        360000.00
0.5027         0.5027            180:0      180:0        180 NO_CHECK
GROUP "2F"
M        65    "2-FXD 180 12-MI"                                 WL    00    WAC
5.2500 (       388000.00 /        388000.00 );        388000.00
0.5027         0.5027            180:0      180:0        180 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        66    "2-FXD 240 0-MI"                                  WL    00    WAC
6.1300 (       357500.00 /        357500.00 );        357500.00
0.5027         0.5027            240:0      240:0        240 NO_CHECK
GROUP "2F"
M        67    "2-FXD 240 12-MI"                                 WL    00    WAC
5.2500 (       476250.00 /        476250.00 );        476250.00
0.5027         0.5027            240:0      240:0        240 NO_CHECK
GROUP "2F"     PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        68    "2-FXD 360 0-MI"                                  WL    00    WAC
6.1186 (       3611756.58 /       3611756.58 );       3611756.58
0.5027         0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"
```

```
M        69    "2-FXD 360 12-MI"                              WL    00    WAC
6.1441 (      12302975.72 /      12302975.72 );      12302975.72
0.5027        0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"    PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        70    "2-FXD 360 24-MI"                              WL    00    WAC
6.1257 (       5563688.80 /      5563688.80 );       5563688.80
0.5027        0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"    PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        71    "2-FXD 360 36-MI"                              WL    00    WAC
6.1706 (      28082027.03 /      28082027.03 );      28082027.03
0.5027        0.5027            360:0      360:0        360 NO_CHECK
GROUP "2F"    PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
M        72    "2-10/20 6 MONTH LIBOR 360108"                 WL    00    WAC
6.7603 (        529863.37 /        529863.37 );        529863.37
0.5027        0.5027            360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     6.0000    121    6 SYNC_INT              12.7603
1.0000          6.7603          0       0
GROUP "2F"    PREPAY_FLAG YM FOR 108 NONE ; YM_FORMULA ( #YM_HE6MO80PCT
); TEASER
M        73    "2-1 MONTH LIBOR 300 0"                        WL    00    WAC
4.6240 (      10291504.00 /      10291504.00 );      10291504.00
0.5027        0.5027            300:0      300:0        300 NO_CHECK ARM
LIBOR_1MO                     3.4964      2    1 SYNC_INT              16.6240
3.0000          4.6240          0       0                           AMORT
NONE FOR          120 GROUP "2A"    TEASER
M        74    "2-2/ 6 MONTH LIBOR 360 0"                     WL    00    WAC
7.4564 (      28644553.97 /      28644553.97 );      28644553.97
0.5027        0.5027            360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     5.6374     25    6 SYNC_INT              14.4420
1.4928          7.4564          0       0
GROUP "2A2"   TEASER
M        75    "2-2/ 6 MONTH LIBOR 360 12"                    WL    00    WAC
6.9373 (      22114058.14 /      22114058.14 );      22114058.14
0.5027        0.5027            360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     5.7053     25    6 SYNC_INT              13.9373
1.5000          6.9373          0       0
GROUP "2A2"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        76    "2-2/ 6 MONTH LIBOR 360 24"                    WL    00    WAC
6.9778 (     105727287.35 /     105727287.35 );     105727287.35
0.5027        0.5027            360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     5.6921     25    6 SYNC_INT              13.9778
1.5000          6.9778          0       0
GROUP "2A2"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        77    "2-2/ 6 MONTH LIBOR 360 36"                    WL    00    WAC
6.7153 (       1240800.00 /       1240800.00 );       1240800.00
0.5027        0.5027            360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     5.5666     25    6 SYNC_INT              13.7153
1.5000          6.7153          0       0
GROUP "2A2"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        78    "2-3/ 6 MONTH LIBOR 360 0"                     WL    00    WAC
6.7106 (        827416.70 /        827416.70 );        827416.70
0.5027        0.5027            360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     5.5000     37    6 SYNC_INT              13.7106
1.5000          6.7106          0       0
GROUP "2A3"   TEASER
M        79    "2-3/ 6 MONTH LIBOR 360 12"                    WL    00    WAC
6.7581 (       2595704.89 /       2595704.89 );       2595704.89
0.5027        0.5027            360:0      360:0        360 NO_CHECK ARM
```

```
LIBOR_6MO                    5.5000     37    6 SYNC_INT           13.7581
1.5000          6.7581         0        0
GROUP "2A3"  PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M          80    "2-3/ 6 MONTH LIBOR 360 24"                WL    00    WAC
7.7223 (       1454711.03 /      1454711.03 );       1454711.03
0.5027         0.5027             359:1      359:1       360 NO_CHECK ARM
LIBOR_6MO                    5.8449     36    6 SYNC_INT           14.0325
1.1551          7.7223         0        0
GROUP "2A3"  PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M          81    "2-3/ 6 MONTH LIBOR 360 36"                WL    00    WAC
6.8010 (       4404791.56 /      4404791.56 );       4404791.56
0.5027         0.5027             360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                    5.5807     37    6 SYNC_INT           13.8010
1.5000          6.8010         0        0
GROUP "2A3"  PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M          82    "2-5/ 6 MONTH LIBOR 360 48"                WL    00    WAC
6.3906 (       2332655.21 /      2332655.21 );       2332655.21
0.5027         0.5027             360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                    6.0000     61    6 SYNC_INT           12.3906
1.0000          6.3906         0        0
GROUP "2A3"  PREPAY_FLAG YM FOR 48 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M          83    "2-1 MONTH LIBOR 300 0-MI"                 WL    00    WAC
4.6690 (       7781642.00 /      7781642.00 );       7781642.00
0.5027         0.5027             300:0      300:0       300 NO_CHECK ARM
LIBOR_1MO                    3.5370      2    1 SYNC_INT           16.6690
3.0000          4.6690         0        0                        AMORT
NONE FOR        120 GROUP "2A"    TEASER
M          84    "2-2/ 6 MONTH LIBOR 360 0-MI"              WL    00    WAC
6.7655 (       17976977.02 /     17976977.02 );      17976977.02
0.5027         0.5027             360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                    5.6692     25    6 SYNC_INT           13.7267
1.4806          6.7655         0        0
GROUP "2A2"   TEASER
M          85    "2-2/ 6 MONTH LIBOR 360 12-MI"             WL    00    WAC
6.1730 (       13506585.85 /     13506585.85 );      13506585.85
0.5027         0.5027             360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                    5.5713     25    6 SYNC_INT           13.1730
1.5000          6.1730         0        0
GROUP "2A2"  PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M          86    "2-2/ 6 MONTH LIBOR 360 24-MI"             WL    00    WAC
6.3889 (       67068136.64 /     67068136.64 );      67068136.64
0.5027         0.5027             360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                    5.6451     25    6 SYNC_INT           13.3889
1.5000          6.3889         0        0
GROUP "2A2"  PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M          87    "2-2/ 6 MONTH LIBOR 360 36-MI"             WL    00    WAC
6.5608 (       1121000.00 /      1121000.00 );       1121000.00
0.5027         0.5027             360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                    5.8078     25    6 SYNC_INT           13.5608
1.5000          6.5608         0        0
GROUP "2A2"  PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M          88    "2-3/ 6 MONTH LIBOR 360 12-MI"             WL    00    WAC
5.9900 (       376000.00 /       376000.00 );        376000.00
0.5027         0.5027             360:0      360:0       360 NO_CHECK ARM
```

```
LIBOR_6MO                         5.7500     37     6 SYNC_INT            12.9900
1.5000          5.9900          0       0
GROUP "2A3"  PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
M        89    "2-3/ 6 MONTH LIBOR 360 36-MI"          WL     00     WAC
6.2589 (      3249932.21 /       3249932.21 );       3249932.21
0.5027        0.5027              360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.6619     37     6 SYNC_INT            13.2589
1.5000          6.2589          0       0
GROUP "2A3"  PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_HE6MO80PCT );
TEASER
```

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans.

Interest Rate Stresses	CPR	Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Coll Duration
Forward Libor + 200	15%	100%	7.58	6.461	27.40	-	4.00
Forward Libor + 400	15%	100%	8.03	4.875	22.02	13,974.77	3.98
Forward Libor + 200	35%	100%	3.19	11.443	21.57	12,185.52	2.02
Forward Libor + 400	35%	100%	3.23	10.277	19.73	1,423.62	2.02
Forward Libor + 200	45%	100%	2.34	14.567	20.63	2,261.43	1.56
Forward Libor + 400	45%	100%	2.35	13.598	19.45	4,473.31	1.55

	A	B	C	D
1	**NC2003-4_TS, Class M1**			
2				
3	**Tranche Information**			
4				
5	**Tranche**	M1		
6	**Coupon**	1.8200		
7	**Orig Balance**	97,686,000.00		
8	**Orig Moody's**	Aa2		
9	**Orig S&P**	AA		
10	**Delay**	0		
11	**Accrual Date**	09/22/2003		
12	**Orig Support (%)**	12.75		
13	**Daycount**	Actual/360		
14				
15	**Price/Yield**			
16	**Given: Price**		**100 PPC, 19.514 CDR,30%Sev,DSCR <0,Adv10...**	**100 PPC, 14.454 CDR,40%Sev,DSCR <0,Adv10...**
17	100.0000	Price	100.0000	100.0000
18		Yield	5.5604	5.5492
19		Disc Margin	77	78
20		WAL	13.58	13.36
21		Mod Durn	9.861	9.753
22		Mod Convexity	1.228	1.200
23		Principal Window	Oct13 to Sep33	Aug13 to Sep33
24		Principal Writedown	751.36 (0.00%)	1,436.70 (0.00%)
25		Maturity #mos	360	360
26		Total Collat Loss w/ History(Forecasted)	352,263,497.74 (23.44%)	342,740,462.59 (22.81%)
27		Total Collat Liquidation(Forecasted)	1,174,211,659.13 (78.13%)	856,851,156.47 (57.01%)
28		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...
29		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...
30		Prepay Rate	100 PPC	100 PPC
31		Default Rate	19.514 CDR	14.454 CDR
32		Default Severity(%)	30	40
33		Advance (% of P&I)	100	100
34		Recovery Lag	12	12
35		Delinq. Rate	100	100
36		Opt Redem	N	N

	E	F	G	H
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16	**100 PPC, 11.477 CDR,50%Sev,DSCR <0,Adv10...**	**100 PPC, 13.858 CDR,30%Sev,DSCR <0,Adv10...**	**100 PPC, 18.487 CDR,40%Sev,DSCR <0,Adv10...**	**100 PPC, 14.583 CDR,50%Sev,DSCR <0,Adv10...**
17	100.0000		100.0000	100.0000
18	5.5408		1.9279	1.9297
19	78		80	80
20	13.23		13.50	13.33
21	9.690		11.928	11.795
22	1.184		1.674	1.638
23	Jun13 to Sep33		Oct13 to Sep33	Aug13 to Aug33
24	,10,768.24 (0.01%)		7,533.82 (0.01%)	0.00 (0.00%)
25	360		360	359
26	337,339,980.81 (22.45%)		440,385,814.95 (29.30%)	429,293,126.64 (28.56%)
27	674,679,961.62 (44.89%)		1,100,964,537.38 (73.26%)	858,586,253.28 (57.13%)
28	1.12 1.1392 1.1581 1.2086 1.19986...		1.12	1.12
29	1.18 1.2008 1.2228 1.2492 1.29943...		1.18	1.18
30	100 PPC		100 PPC	100 PPC
31	11.477 CDR		18.487 CDR	14.583 CDR
32	50		40	50
33	100		100	100
34	12		12	12
35	100		100	100
36	N		N	N

	A	B	C	D	E	F	G	H	I	J
1	**NC2003-4_TS, Class M2**									
2										
3	**Deal Information**									
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:	$1,502,868,599.16	WA Rem Term:	351		
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	Latest update:	09/01/2003	Settle:	09/05/2003	Deal Closed:	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7										
8	**Tranche Information**									
9	Tranche	M2								
10	Coupon	2.8700								
11	Type	MEZ_FLT								
12	Orig Balance	78,901,000.00								
13	Cur Balance	78,901,000.00								
14	Factor	1.0000								
15	Orig Moody's	A2								
16	Orig S&P	A								
17	Delay	0								
18	Accrual Date	09/22/2003								
19	Daycount	Actual/360								
20										
21	**Price/Yield**									
22	Given: Price		34 CPR, 4.39 CDR,40%Sev,DSCR <0,Adv100%P...							
23	100.0000	Price	100.0000							
24		Disc Margin	177							
25		WAL	5.08							
26		Mod Durn	4.521							
27		Mod Convexity	0.240							
28		Principal Window	Apr08 to May09							
29		Principal Writedown	0.00 (0.00%)							
30		Maturity #mos	68							
31		Total Collat Loss @ Bond Maturity	45,950,193.26 (3.06%)							
32		Total Collat Liquidation @ Bond Maturity	113,613,508.14 (7.56%)							
33		Total Collat Loss @ Collat Maturity	51,772,351.36 (3.44%)							
34		Total Collat Liquidation @ Collat Maturity	127,967,361.45 (8.51%)							
35		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...							
36		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...							
37		Prepay Rate	34 CPR							
38		YMP	Incl pnlty							
39		Prepay Penalty Haircut(%)	0							
40		No Prepay if L/O YM >	During Lockout							
41		Default Rate	3.88 CDR							
42		Default Severity(%)	40							
43		Severity Ramp	Percent							
44		Default if DSCR <	0							
45		Servicer Advance	All but newly liqdtd							
46		Advance (% of P&I)	100							
47		Recovery Lag	12							
48		Recovery Time Series	100							
49		Initial Rate	0							
50		Initial Severity	0							
51		Delinq. Rate	100							
52		Opt Redem	N							

	A	B	C	D	E	F	G	H
1	**NC2003-4_TS, Class M4**							
2								
3	**Deal Information**							
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:	$1,502,868,599.16	WA Rem Term:	351
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16
6	At Pricing		Deal Closed:	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7								
8	**Tranche Information**							
9	Tranche	M4						
10	Coupon	4.3700						
11	Type	JUN_FLT						
12	Orig Balance	18,786,000.00						
13	Cur Balance	18,786,000.00						
14	Factor	1.0000						
15	Orig Moody's	Baa1						
16	Orig S&P	BBB+						
17	Orig Fitch	BBB+						
18	Delay	0						
19	Accrual Date	09/22/2003						
20	Daycount	Actual/360						
21								
22	**Price/Yield**							
23	Given: Price		100 PPC, 9.05 CDR,40%Sev,DSCR <0,Adv100%...	100 PPC, 6.502 CDR,40%Sev,DSCR <0,Adv100...				
24	100.0000	Price	100.0000	100.0000				
25		Disc Margin	254	181				
26		WAL	14.29	15.45				
27		Mod Durn	8.868	8.478				
28		Mod Convexity	1.069	1.035				
29		Principal Window	Jun15 to Sep33	May16 to Sep33				
30		Principal Writedown	4,641.37 (0.02%)	4,208.80 (0.02%)				
31		Maturity #mos	360	360				
32		Total Collat Loss(Forecasted)	158,597,543.22 (10.55%)	121,752,359.99 (8.10%)				
33		Total Collat Liquidation(Forecasted)	391,491,306.50 (26.05%)	300,640,490.27 (20.00%)				
34		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...				
35		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...				
36		Shock	0	200				
37		Prepay Rate	100 PPC	100 PPC				
38		YMP	Incl pnlty	Incl pnlty				
39		Prepay Penalty Haircut(%)	0	0				
40		No Prepay if L/O YM >	During Lockout	During Lockout				
41		Default Rate	9.05 CDR	6.502 CDR				
42		Default Severity(%)	40	40				
43		Severity Ramp	Percent	Percent				
44		Default if DSCR <	0	0				
45		Servicer Advance	All but newly liqdtd	All but newly liqdtd				
46		Advance (% of P&I)	100	100				
47		Recovery Lag	12	12				
48		Recovery Time Series	100	100				
49		Initial Rate	0	0				
50		Initial Severity	0	0				
51		Delinq. Rate	100	100				
52		Opt Redem	N	N				

	A	B	C	D	E	F	G	H	I	J
1	**NC2003-4_TS, Class M3**									
2										
3	**Deal Information**									
4	Deal Type:	Home Equity	Gross WAC:	7.0718	Orig Deal Bal:	$1,502,868,599.16	WA Rem Term:	351		
5	Cur Deal Bal:	$1,502,868,599.16	WA Amort Term:	351	Orig Collat Bal:	$1,502,868,599.16	Cur Collat Bal:	$1,502,868,599.16		
6	Latest update:	09/01/2003	Settle:	09/05/2003	Deal Closed:	09/22/2003	Next Pay:	10/25/2003	First Pay:	10/25/2003
7										
8	**Tranche Information**									
9	**Tranche**	M3								
10	**Coupon**	3.2200								
11	**Type**	MEZ_FLT								
12	**Orig Balance**	22,543,000.00								
13	**Cur Balance**	22,543,000.00								
14	**Factor**	1.0000								
15	**Orig Moody's**	A3								
16	**Orig S&P**	A-								
17	**Delay**	0								
18	**Accrual Date**	09/22/2003								
19	**Daycount**	Actual/360								
20										
21	**Price/Yield**									
22	**Given: Price**		**125 PPC/150 PPC/150 PPC/150 PPC/125 PPC/...**	**125 PPC/150 PPC/150 PPC/150 PPC/125 PPC/...**						
23	100.0000	Price	100.0000	100.0000						
24		Disc Margin	215	168						
25		WAL	10.43	10.99						
26		Mod Durn	7.670	7.429						
27		Mod Convexity	0.741	0.726						
28		Principal Window	Jan12 to Jan31	Jun12 to Sep33						
29		Principal Writedown	0.00 (0.00%)	10,093.91 (0.04%)						
30		Maturity #mos	328	360						
31		Total Collat Loss(Forecasted)	164,329,334.37 (10.93%)	137,353,401.15 (9.14%)						
32		Total Collat Liquidation(Forecasted)	326,631,603.22 (21.73%)	273,025,257.84 (18.17%)						
33		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...						
34		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...						
35		Shock	0	150						
36		"1F" Prepay Rate	125 PPC	125 PPC						
37		"1A" Prepay Rate	150 PPC	150 PPC						
38		"1A2" Prepay Rate	150 PPC	150 PPC						
39		"1A3" Prepay Rate	150 PPC	150 PPC						
40		"2F" Prepay Rate	125 PPC	125 PPC						
41		"2A" Prepay Rate	150 PPC	150 PPC						
42		"2A2" Prepay Rate	150 PPC	150 PPC						
43		"2A3" Prepay Rate	150 PPC	150 PPC						
44		Default Rate	10.189 CDR	8.221 CDR						
45		Default Severity(%)	50	50						
46		Severity Ramp	Percent	Percent						
47		Default if DSCR <	0	0						
48		Servicer Advance	All but newly liqdtd	All but newly liqdtd						
49		Advance (% of P&I)	100	100						
50		Recovery Lag	6	6						
51		Recovery Time Series	100	100						
52		Initial Rate	0	0						
53		Initial Severity	0	0						
54		Delinq. Rate	0	0						
55		Opt Redem	N	N						

	A	B	C
1	**NC2003-4_TS, Class M6**		
2			
3	**Tranche Information**		
4	Tranche	M6	
5	Coupon	4.8700	
6	Orig Balance	15,029,000.00	
7	Orig Moody's	Baa3	
8	Orig S&P	BBB-	
9	Delay	0	
10	Accrual Date	09/22/2003	
11	Orig Support (%)	2.50	
12	Daycount	Actual/360	
13			
14	**Price/Yield**		
15	Given: Price		100 PPC, 5.728 CDR,50%Sev,DSCR <0,Adv100...
16	84.0000	Price	84.0000
17		Yield	10.0696
18		Disc Margin	515
19		WAL	19.59
20		Mod Durn	9.083
21		Mod Convexity	1.256
22		Principal Window	Feb20 to Sep33
23		Principal Writedown	67,689.49 (0.45%)
24		Maturity #mos	360
25		Total Collat Loss w/ History(Forecasted)	165,592,549.55 (11.02%)
26		Total Collat Liquidation(Forecasted)	331,185,099.09 (22.04%)
27		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...
28		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...
29		Prepay Rate	100 PPC
30		Default Rate	5.728 CDR
31		Default Severity(%)	50
32		Advance (% of P&I)	100
33		Recovery Lag	12
34		Delinq. Rate	100
35		Opt Redem	N

Net WAC Rate Cap (%) for the Class A-1 Certificates

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
1	6.09	6.09	10.35	6.09
2	6.49	6.51	10.98	6.49
3	6.70	6.75	11.32	6.70
4	6.49	6.55	10.93	6.49
5	6.49	6.58	10.90	6.49
6	6.94	7.03	11.63	6.94
7	6.49	6.58	10.86	6.49
8	6.71	6.79	11.20	6.71
9	6.49	6.58	10.82	6.49
10	6.71	6.79	11.17	6.71
11	6.49	6.57	10.79	6.49
12	6.49	6.57	10.78	6.49
13	6.71	6.79	11.13	6.71
14	6.49	6.57	10.77	6.50
15	6.71	6.79	11.12	6.71
16	6.49	6.57	10.75	6.50
17	6.49	6.57	10.74	6.50
18	7.18	7.28	11.89	7.19
19	6.49	6.57	10.73	6.50
20	6.71	6.79	11.08	6.72
21	6.49	6.57	10.71	6.50
22	6.71	6.79	11.06	6.72
23	6.49	6.57	10.70	6.50
24	6.49	6.57	10.69	6.50
25	6.72	7.68	11.04	7.60
26	6.50	7.43	10.67	7.36
27	6.72	7.67	11.02	7.60
28	6.50	7.42	10.66	7.36
29	6.50	7.42	10.65	7.35
30	7.20	8.22	11.78	8.14
31	6.50	8.26	10.63	7.96
32	6.72	8.54	10.98	8.23
33	6.50	8.26	10.62	7.96
34	6.72	8.53	10.96	8.22

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
35	6.50	8.25	10.60	7.95
36	6.50	8.25	10.60	7.95
37	6.72	9.41	10.94	8.48
38	6.50	9.10	10.58	8.20
39	6.72	9.40	10.93	8.47
40	6.50	9.09	10.57	8.20
41	6.50	9.09	10.56	8.19
42	7.20	10.06	10.06	9.07
43	6.50	9.93	9.93	8.48
44	6.72	10.25	10.25	8.76
45	6.50	9.92	9.92	8.48
46	6.72	10.24	10.24	8.76
47	6.50	9.90	9.90	8.47
48	6.50	9.90	9.90	8.47
49	6.72	10.81	10.81	8.84
50	6.50	10.46	10.46	8.56
51	6.72	10.80	10.80	8.84
52	6.50	10.44	10.44	8.55
53	6.50	10.44	10.44	8.55
54	6.95	11.15	11.15	9.13
55	6.50	10.45	10.45	8.74
56	6.72	10.79	10.79	9.03
57	6.50	10.43	10.43	8.73
58	6.72	10.78	10.78	9.02
59	6.50	10.42	10.42	8.73
60	6.50	10.41	10.41	8.72
61	6.72	10.77	10.77	9.05
62	6.50	10.42	10.42	8.75
63	6.72	10.76	10.76	9.04
64	6.50	10.40	10.40	8.74
65	6.50	10.40	10.40	8.74
66	7.20	11.50	11.50	9.67
67	6.50	10.38	10.38	8.88
68	6.72	10.72	10.72	9.17

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
69	6.50	10.37	10.37	8.87
70	6.72	10.71	10.71	9.16
71	6.50	10.36	10.36	8.86
72	6.50	10.35	10.35	8.86
73	6.72	10.69	10.69	9.16
74	6.50	10.34	10.34	8.86
75	6.72	10.67	10.67	9.15
76	6.50	10.32	10.32	8.85
77	6.50	10.32	10.32	8.85
78	7.20	11.42	11.42	9.79
79	6.50	10.30	10.30	8.95
80	6.72	10.64	10.64	9.24
81	6.50	10.29	10.29	8.94
82	6.72	10.63	10.63	9.23
83	6.50	10.28	10.28	8.93
84	6.50	10.27	10.27	8.92
85	6.72	10.61	10.61	9.22
86	6.50	10.26	10.26	8.92
87	6.72	10.59	10.59	9.21
88	6.50	10.25	10.25	8.91
89	6.50	10.24	10.24	8.91
90	7.20	11.33	11.33	9.86
91	6.50	10.23	10.23	8.90
92	6.72	10.56	10.56	9.19
93	6.50	10.21	10.21	8.89
94	6.72	10.55	10.55	9.18
95	6.50	10.20	10.20	8.88
96	6.50	10.20	10.20	8.88
97	6.72	10.53	10.53	9.17
98	6.50	10.18	10.18	8.87
99	6.72	10.52	10.52	9.16
100	6.50	10.17	10.17	8.86
101	6.50	10.16	10.16	8.86
102	N/A	10.86	10.86	9.46

1. Assumes 6m LIBOR remains constant at 1.18%, 1m LIBOR remains constant at 1.12% and the cashflows are run to the *Optional Termination* at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, *the cashflows are run to the Optional Termination* at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied. The Net WAC

Net WAC Rate Cap (%) for the Class A-2, Class A-3 and Class A-4 Certificates

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
1	5.61	5.61	10.72	5.61
2	5.97	6.11	11.38	5.97
3	6.17	6.45	11.74	6.17
4	5.97	6.38	11.33	5.97
5	5.97	6.51	11.31	5.97
6	6.38	6.96	12.07	6.38
7	5.97	6.51	11.28	5.97
8	6.17	6.73	11.63	6.17
9	5.97	6.51	11.24	5.97
10	6.17	6.72	11.61	6.18
11	5.97	6.51	11.22	5.98
12	5.97	6.51	11.21	5.99
13	6.16	6.72	11.58	6.20
14	5.97	6.51	11.20	6.01
15	6.16	6.72	11.57	6.21
16	5.97	6.50	11.19	6.01
17	5.97	6.50	11.18	6.02
18	6.60	7.20	12.37	6.67
19	5.97	6.50	11.16	6.02
20	6.16	6.72	11.53	6.23
21	5.97	6.50	11.15	6.03
22	6.16	6.72	11.52	6.24
23	5.96	6.50	11.14	6.04
24	5.96	6.50	11.13	6.04
25	6.26	7.68	11.49	7.22
26	6.06	7.43	11.12	6.99
27	6.26	7.68	11.48	7.23
28	6.06	7.43	11.10	7.00
29	6.06	7.43	11.10	7.00
30	6.71	8.22	12.28	7.76
31	6.06	8.35	11.08	7.82
32	6.26	8.63	11.45	8.09
33	6.06	8.35	11.07	7.83
34	6.26	8.62	11.43	8.09

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
35	6.06	8.34	11.06	7.83
36	6.06	8.34	11.05	7.84
37	6.26	9.61	11.41	8.47
38	6.06	9.29	11.04	8.20
39	6.26	9.60	11.40	8.47
40	6.06	9.29	11.02	8.20
41	6.06	9.28	11.02	8.20
42	6.71	10.28	10.28	9.08
43	6.06	10.23	10.23	8.54
44	6.26	10.56	10.56	8.83
45	6.06	10.22	10.22	8.54
46	6.26	10.55	10.55	8.83
47	6.06	10.21	10.21	8.54
48	6.06	10.21	10.21	8.54
49	6.26	11.21	11.21	8.94
50	6.06	10.84	10.84	8.65
51	6.26	11.20	11.20	8.94
52	6.06	10.83	10.83	8.65
53	6.06	10.82	10.82	8.65
54	6.47	11.57	11.57	9.24
55	6.06	10.85	10.85	8.88
56	6.26	11.21	11.21	9.17
57	6.05	10.84	10.84	8.87
58	6.26	11.20	11.20	9.17
59	6.05	10.83	10.83	8.87
60	6.05	10.83	10.83	8.87
61	6.26	11.21	11.21	9.20
62	6.06	10.85	10.85	8.90
63	6.26	11.20	11.20	9.20
64	6.06	10.83	10.83	8.90
65	6.06	10.83	10.83	8.89
66	6.70	11.98	11.98	9.85
67	6.06	10.82	10.82	9.06
68	6.26	11.18	11.18	9.36

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
69	6.05	10.81	10.81	9.06
70	6.26	11.16	11.16	9.36
71	6.05	10.80	10.80	9.05
72	6.05	10.79	10.79	9.05
73	6.26	11.15	11.15	9.36
74	6.05	10.78	10.78	9.06
75	6.25	11.14	11.14	9.36
76	6.05	10.77	10.77	9.05
77	6.05	10.77	10.77	9.05
78	6.70	11.91	11.91	10.02
79	6.05	10.76	10.76	9.17
80	6.25	11.11	11.11	9.47
81	6.05	10.75	10.75	9.16
82	6.25	11.10	11.10	9.46
83	6.05	10.73	10.73	9.15
84	6.05	10.73	10.73	9.15
85	6.25	11.08	11.08	9.46
86	6.05	10.72	10.72	9.15
87	6.25	11.07	11.07	9.45
88	6.05	10.71	10.71	9.14
89	6.05	10.70	10.70	9.14
90	6.69	11.84	11.84	10.11
91	6.05	10.69	10.69	9.13
92	6.25	11.04	11.04	9.43
93	6.05	10.68	10.68	9.12
94	6.25	11.03	11.03	9.42
95	6.04	10.67	10.67	9.11
96	6.04	10.66	10.66	9.11
97	6.24	11.01	11.01	9.41
98	6.04	10.65	10.65	9.10
99	6.24	11.00	11.00	9.40
100	6.04	10.64	10.64	9.09
101	6.04	10.63	10.63	9.09
102	N/A	11.36	11.36	9.71

1. Assumes 6m LIBOR remains constant at 1.18%, 1m LIBOR remains constant at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied. The Net WAC

Net WAC Rate Cap (%) for the Class M Certificates

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
1	5.97	5.97	10.44	5.97
2	6.36	6.41	11.08	6.36
3	6.57	6.68	11.42	6.57
4	6.36	6.51	11.03	6.36
5	6.36	6.56	11.01	6.36

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
35	6.39	8.27	10.72	7.92
36	6.39	8.27	10.71	7.92
37	6.61	9.46	11.06	8.48
38	6.39	9.15	10.70	8.20
39	6.61	9.45	11.05	8.47

Period	NWC (1) (%)	NWC (2) (%)	NWC (3) (%)	NWC (%) FwdLIBOR
69	6.39	10.48	10.48	8.92
70	6.61	10.82	10.82	9.21
71	6.39	10.46	10.46	8.91
72	6.39	10.46	10.46	8.90
73	6.61	10.80	10.80	9.21

6	6.80	7.01	11.74	6.80
7	6.36	6.56	10.96	6.36
8	6.57	6.78	11.31	6.57
9	6.36	6.56	10.93	6.36
10	6.57	6.78	11.28	6.58
11	6.36	6.56	10.90	6.36
12	6.36	6.56	10.89	6.37
13	6.57	6.78	11.25	6.58
14	6.36	6.56	10.88	6.37
15	6.57	6.78	11.23	6.59
16	6.36	6.56	10.86	6.38
17	6.36	6.56	10.85	6.38
18	7.04	7.26	12.01	7.06
19	6.36	6.56	10.84	6.38
20	6.57	6.78	11.19	6.59
21	6.36	6.56	10.82	6.38
22	6.57	6.77	11.17	6.60
23	6.36	6.56	10.81	6.39
24	6.36	6.56	10.80	6.39
25	6.60	7.68	11.15	7.51
26	6.39	7.43	10.78	7.27
27	6.60	7.67	11.14	7.51
28	6.39	7.43	10.77	7.27
29	6.39	7.42	10.76	7.27
30	7.08	8.22	11.91	8.04
31	6.39	8.29	10.75	7.93
32	6.60	8.56	11.10	8.19
33	6.39	8.28	10.73	7.93
34	6.60	8.55	11.08	8.19

40	6.39	9.14	10.68	8.20
41	6.40	9.13	10.67	8.20
42	7.08	10.11	10.11	9.07
43	6.40	10.00	10.00	8.50
44	6.61	10.33	10.33	8.78
45	6.40	9.99	9.99	8.49
46	6.61	10.32	10.32	8.77
47	6.39	9.98	9.98	8.49
48	6.39	9.97	9.97	8.49
49	6.61	10.91	10.91	8.87
50	6.39	10.55	10.55	8.58
51	6.61	10.90	10.90	8.86
52	6.39	10.54	10.54	8.57
53	6.39	10.53	10.53	8.57
54	6.84	11.25	11.25	9.16
55	6.39	10.55	10.55	8.77
56	6.61	10.89	10.89	9.06
57	6.39	10.53	10.53	8.77
58	6.61	10.88	10.88	9.06
59	6.39	10.52	10.52	8.76
60	6.39	10.51	10.51	8.76
61	6.61	10.88	10.88	9.08
62	6.40	10.52	10.52	8.79
63	6.61	10.86	10.86	9.08
64	6.40	10.51	10.51	8.78
65	6.40	10.50	10.50	8.78
66	7.08	11.62	11.62	9.71
67	6.39	10.49	10.49	8.92
68	6.61	10.83	10.83	9.22

74	6.39	10.45	10.45	8.91
75	6.61	10.79	10.79	9.20
76	6.39	10.43	10.43	8.90
77	6.39	10.43	10.43	8.90
78	7.08	11.54	11.54	9.85
79	6.39	10.41	10.41	9.00
80	6.61	10.75	10.75	9.30
81	6.39	10.40	10.40	8.99
82	6.61	10.74	10.74	9.29
83	6.39	10.39	10.39	8.98
84	6.39	10.38	10.38	8.98
85	6.61	10.72	10.72	9.28
86	6.39	10.37	10.37	8.98
87	6.61	10.71	10.71	9.27
88	6.39	10.36	10.36	8.97
89	6.39	10.35	10.35	8.96
90	7.08	11.45	11.45	9.92
91	6.39	10.34	10.34	8.96
92	6.61	10.68	10.68	9.25
93	6.39	10.33	10.33	8.95
94	6.61	10.66	10.66	9.24
95	6.39	10.31	10.31	8.94
96	6.39	10.31	10.31	8.93
97	6.61	10.65	10.65	9.23
98	6.39	10.30	10.30	8.92
99	6.61	10.63	10.63	9.22
100	6.39	10.28	10.28	8.92
101	6.39	10.28	10.28	8.91
102	N/A	10.98	10.98	9.52

1. Assumes 6m LIBOR remains constant at 1.18%, 1m LIBOR remains constant at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied. The Net WAC Maximum Rate Cap is assumed.

Appendix A

FICO DISTRIBUTION Note: Cells in red font are calculations **Collateral Cuts for Subprime Pool**

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
FICO NA		0.00%	> 65.0		0.00%										
0 – 500	2,999,385	0.20%	> 65.0	2,450,878	0.16%	176,584	8.426		500	75.12	41.68	100	100	68.44	74.2
500.01 – 550	227,771,580	15.16%	> 70.0	168,576,606	11.22%	207,495	7.98		529	75.22	41.04	91.38	97.96	64.81	79.97
550.01 – 575	169,643,450	11.29%	> 70.0	136,758,114	9.10%	234,097	7.335		562	79.26	39.64	89.44	96.04	66.59	75.54
575.01 – 600	162,771,294	10.83%	> 70.0	131,920,851	8.78%	228,782	7.329		588	80.82	40.34	90.07	96.56	62.7	67.88
600.01 – 620	180,323,544	12.00%	> 70.0	149,985,206	9.98%	246,169	7.119		610	82.49	40.78	88.82	93.62	65.13	63.2
620.01 – 650	273,433,036	18.19%	> 80.0	148,252,619	9.86%	242,923	6.913		635	84.07	40.43	83.47	91.84	58.54	56.41
650.01 – 680	208,899,679	13.90%	> 80.0	121,450,828	8.08%	264,173	6.814		665	86.22	39.84	81.23	90.94	46.98	47.66
680.01 – 700	102,680,075	6.83%	> 85.0	47,047,845	3.13%	274,341	6.575		690	84.92	39.64	80.77	87.52	50.15	42.42
700.01 – 750	121,974,189	8.12%	> 85.0	52,863,579	3.52%	305,186	6.244		722	83.73	39.03	79.9	90.66	51.37	33.26
750.01 – 800	50,712,627	3.37%	> 85.0	17,904,968	1.19%	304,186	6.003		771	79.54	35.64	79.09	87.38	67.4	36.8
800 +	1,659,739	0.11%	> 85.0		0.00%	283,774	5.418		807	66.05	38.24	100	100	42.97	11.21
TOTAL	1,502,868,599	100.00%		977,211,495	65.02%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.18	59.47

FICO: Average 615 Min: 500 Max: 818

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
<= 20	50,583,822	3.37%	< 550	4,273,865	0.28%	247,008	6.943		644	75.29	14.74	76.93	69.94	57.56	54.53
20.001 – 25.00	57,159,211	3.80%	< 550	8,751,693	0.58%	195,281	7.122		625	77.34	22.75	85.31	89.3	60.24	65.81
25.001 – 30.00	112,001,782	7.45%	< 575	32,359,814	2.15%	208,314	7.056		624	79.99	27.64	86.32	91.99	59.87	63.46
30.001 – 35.00	171,790,107	11.43%	< 575	45,562,037	3.03%	238,524	7.065		624	80.78	32.68	86	93.11	58.48	58.7
35.001 – 40.00	236,604,941	15.74%	< 600	86,460,009	5.75%	248,692	7.026		624	82.09	37.53	88.28	94.39	55.42	59.19
40.001 – 45.00	328,209,888	21.84%	< 625	165,941,135	11.04%	258,950	7.075		624	83.14	42.63	87.32	93.85	54.37	56.43
45.001 – 50.00	465,035,728	30.94%	< 650	320,058,832	21.30%	259,241	7.111		621	84.57	47.86	85.25	95.72	61.86	57.77
50.001 – 55.00	77,059,405	5.13%	< 675	66,580,241	4.43%	242,645	7.041		595	71.1	52.7	80.24	93.89	74.79	78.13
55+	4,423,716	0.29%	< 700	3,934,816	0.26%	222,164	7.248		616	74.38	56.57	87.1	97.99	77.73	57.22
TOTAL	1,502,868,599	100.00%		733,922,441	48.83%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.18	59.47

DTI: Average 39.335 Min: 0 Max: 59.98

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	120,661,342	8.03%	> 50	12,883,080	0.86%	182,057	7.316		627	60.34	38.54	86.72	93.67	72.48	68.98
60.01 – 70.00	152,785,673	10.17%	> 50	22,666,227	1.51%	243,999	6.826		606	66.39	38.75	85.76	91.36	64.08	81.99
70.01 – 80.00	503,223,468	33.48%	> 50	33,586,998	2.23%	244,007	6.97		611	78.07	39.98	86.51	91.9	61.34	62.86
80.01 – 85.00	201,201,737	13.39%	> 50	3,863,395	0.26%	265,134	7.214		605	84.6	39.73	83.65	86.53	48.79	65.57
85.01 – 90.00	268,753,523	17.88%	> 50	6,870,222	0.46%	258,681	7.121		622	89.68	40.59	86.11	95.79	51.06	57.35
90.01 – 95.00	101,880,418	6.78%	> 50	1,613,200	0.11%	251,164	7.22		643	94.74	41.11	85.08	99.73	64.45	48.57
95.01 – 100.00	154,362,437	10.27%	> 50		0.00%	269,112	7.086		680	99.93	41.56	85.7	100	61.07	21.65
100+		0.00%	> 50		0.00%										
TOTAL	1,502,868,599	100.00%		81,483,121	5.42%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.18	59.47

LTV: Average 80.47 Min: 10.27 Max: 100

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the *main bucket*
[2] Percent of the Aggregate Principal Balance - calculated automatically.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	637,319,272	42.41%	294,679	6.759		628	81.2	40.69	87.19	94.15	61.61	57.04
Florida	87,232,843	5.80%	190,240	7.418		614	82.89	39.63	90.8	91.87	53.62	52.92
New York	84,593,971	5.63%	277,022	6.889		623	76.75	40.36	68.52	93.61	67.83	57.66
Texas	66,263,184	4.41%	154,443	7.784		601	79.65	37.62	95.92	92.47	62.05	68.25
Illinois	63,030,993	4.19%	251,488	7.168		630	82.01	38.35	64.41	87.72	58.22	59.96
Massachusetts	50,037,751	3.33%	271,615	6.896		628	80.2	40.46	62.55	93.07	52.85	53.22
New Jersey	45,498,591	3.03%	241,085	7.123		618	78.71	41.2	72.63	92.56	54.97	54.53
Washington	42,780,226	2.85%	228,688	7.266		631	86.83	40.7	92.96	96.3	46.12	50.42
Michigan	38,794,096	2.58%	188,974	7.346		616	83.1	39.38	86.29	91.77	64.31	60.33
Colorado	33,807,803	2.25%	226,771	7.166		625	86.63	40.55	90.05	94.12	48.9	61.42
Virginia	30,683,271	2.04%	274,471	7.049		618	81.65	40.17	92.95	93.8	56.61	62.79
Other	322,826,598	21.48%	186,945	7.432		614	83.7	39.36	91.74	93.09	58.59	65.5
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47	59.18

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 - $50K	25,511,340	1.70%	37,860	9.300		615	86	37.7	89.73	91.71	44.56	80.22
$51 – $200K	587,295,222	39.08%	133,884	7.456		610	80.53	38.87	87.88	92.18	62.06	66.23
$200.1 – $250K	237,024,489	15.77%	224,944	6.900		620	80.94	40.48	83.45	93.21	64.21	59.71
$250.1 – $300K	190,282,245	12.66%	274,614	6.819		624	82.69	41.14	82.89	93.66	60.91	54.15
$300.1 – $400K	268,338,607	17.86%	349,116	6.755		634	84.2	41.47	85.11	94.36	56.38	51.71
$400.1 – $500K	154,348,038	10.27%	453,432	6.617		638	82.19	40.58	85.21	96.3	52.83	49.14
$500.1 – $600K	31,178,799	2.07%	547,966	6.183		667	82.28	41.46	89.4	96.48	43.67	48.63
$600.1 – $700K	5,186,010	0.35%	649,632	5.726		677	75.83	38.86	100	88.13	51.18	51.18
$700.1 – $800K	3,703,850	0.25%	741,118	6.030		726	70.68	26.83	59.02	59.02	19.57	80.26
$800.1 – $900K		0.00%										
$900.1 – $1000K		0.00%										
>$1000K		0.00%										
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47	59.18

Principal Balance: Average 175,226.51 **Min:** 17,000.00 **Max:** 768,000.00

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	Total Balance %[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	467,817,720	31.13%	233,207	6.907		622	82.58	40.46	87.71	95.61	57.8
Stated Doc	553,786,487	36.85%	270,359	7.312		630	82.68	39.71	82.71	91.16	54.31
Limited Doc	59,693,683	3.97%	261,269	6.993		620	82.75	38.83	90.68	90.71	59.24
NINA		0.00%									
Other	421,570,710	28.05%	231,558	6.950		611	79.58	40.23	87.10	94	68.14
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	1,121,338,134	75%	242,053	7.081		618	81.59	40.02	95.67	61.32	60.44
PUD	168,362,087	11%	269,749	7.062		624	83.15	40.87	95.19	52.30	59.27
Townhouse		0%									
2 – 4 Family	124,703,147	8%	268,300	7.123		637	79.53	39.92	71.86	61.26	46.08
Condo	84,030,058	6%	232,906	6.898		645	85.59	40.89	94.37	49.34	59.59
Manufactured		0%									
Other	4,435,173	0%	488,354	6.870		681	71.14	5.82	12.84	6.94	97.70
TOTAL	1,502,868,599	100%	247,549	7.072		622	81.78	40.05	93.33	59.47	59.18

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI		0.00%										
Loans >80 LTV w/o MI	726,198,116	48.32%	261,632	7.153		632	91.16	40.63	94.67	50.81	54.44	
Other	776,670,483	51.68%	234,381	6.995		612	73.02	39.51	92.07	67.58	63.61	
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	93.33	59.47	59.18	

LOAN BALANCE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Debt Consolidation		0.00%								
Refinance – Cashout	893,784,752	59.47%	241,041	7.101		606	78.51	40.11	86.78	93.67
Purchase	472,860,702	31.46%	262,144	7.026		652	88.68	40.29	83.69	92.83
Refinance – Rate Term	136,223,145	9.06%	239,585	7.038		622	79.31	38.85	86.88	92.79
Other		0.00%								
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33

COLLATERAL TYPE - FIXED/FLOATING

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	466,240,307	31.02%	214,896	7.121		634	76.45	39.12	85.62	91.44	68.10		0.000
Floating	29,079,920	1.93%	430,402	4.778		724	80.85	36.88	81.15	87.89	25.28	6Mo Libor	3.708
2/28	973,747,247	64.79%	256,376	7.123		613	84.25	40.61	86.25	94.56	56.45	6Mo Libor	5.720
3/27	33,801,125	2.25%	286,338	6.896		634	84.92	39.74	80.06	88.38	56.86	6Mo Libor	5.640
Other		0.00%											
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47		5.661

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	1,478,104,106	98.35%	250,809	7.022		622	81.48	40.03	85.73	93.21	60.19
Second Lien	24,764,493	1.65%	52,936	10.062		643	99.69	41.74	90.75	100.00	16.56
Third Lien		0.00%									
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Primary Residence	1,402,559,078	23.00%	248,992	7.061		620	82.09	40.42	87.92	100	59.69
Second Home	9,869,804	0.66%	269,164	6.999		651	84.14	37.54	88.54	0	32.18
Investment	90,439,717	6.02%	222,813	7.244		651	76.84	34.6	52.95	0	59.03
Non-owner		0.00%									
Other		0.00%									
TOTAL	1,502,868,599	29.67%	247,549	7.072		622	81.78	40.05	85.82	93.33	59.47

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	WA DTI	% SFD / PUD	% Owner Occ	% Cashout Refi
0 Months	320,909,535	21.35%	239,571	7.229		623	81.91	39.98	39.98	82.22	93.10	56.54
6 Months		0.00%										
12 Months	160,597,227	10.69%	292,534	6.755		638	79.35	39.69	39.69	80.97	92.65	58.71
24 Months	732,612,861	48.75%	250,699	7.104		614	84.19	40.57	40.57	88.06	94.97	57.40
36 Months	285,886,458	19.02%	219,833	6.997		632	76.98	39.43	39.43	87.69	90.67	69.09
60 Months		0.00%										
Other	2,862,519	0.19%	579,834	6.459		570	66.19	0.00	0.00	0.00	0.00	0.00
TOTAL	1,502,868,599	100.00%	247,549	7.072		622	81.78	40.05	40.05	85.82	93.33	59.47

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	#DIV/0!	0	0		0	0	0	0	0	0
Total	-	0	0	0		0	0	0	0	0	0

Appendix A

TOP 5 MSA

MSA		%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICERS

Servicer		%[2]

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :				Moody's: Analyst Name :			
	Foreclosure Frequency		Loss Severity	Cum Losses	Foreclosure Frequency		Loss Severity	Cum Losses
AA								
A								
A-								
BBB+								
BBB								
BBB-								
B								

Assuming forward LIBOR and Loss Severity depending on MI (*see table on the side for* Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses.
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses. **Triggers Fail**

	Breakeven CDR				Cumulative Losses		
	25 CPR	40 CPR	60 CPR		25 CPR	40 CPR	60 CPR
AA	15.515	20.860	29.728		18.09	15.61	14.02
A	9.907	12.526	17.160		13.00	10.34	8.66
A-	8.520	10.394	13.825		11.54	8.81	7.11
BBB+	7.469	8.706	11.124		10.37	7.54	5.81
BBB	6.601	7.172	8.576		9.36	6.34	4.55
BBB-	6.097	6.193	6.768		8.75	5.55	3.63

% of orig bal.

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 80%	40%
50 - 70% Loans w/ >80 LTV down to 60%	35%
>70% LTV >80% down to 60%	30%

NCHET 2003-4

Forward LIBOR

First 12mos avg: 4.67
To Call avg: 3.26

Period Total	Date	Balance	Excess Interest ($)	Excess Interest (%)
0	9/22/2003	1,502,868,599	0	
1	10/25/2003	1,475,433,107	5,933,697	4.74
2	11/25/2003	1,448,030,607	5,933,510	4.83
3	12/25/2003	1,420,647,365	5,864,573	4.86
4	1/25/2004	1,393,272,144	5,622,010	4.75
5	2/25/2004	1,365,896,225	5,519,971	4.75
6	3/25/2004	1,338,513,424	5,509,011	4.84
7	4/25/2004	1,311,120,091	5,233,360	4.69
8	5/25/2004	1,283,715,098	5,166,327	4.73
9	6/25/2004	1,256,299,812	4,946,057	4.62
10	7/25/2004	1,228,878,058	4,718,608	4.51
11	8/25/2004	1,201,456,062	4,508,557	4.40
12	9/25/2004	1,174,042,591	4,331,543	4.33
13	10/25/2004	1,147,253,634	4,004,598	4.09
14	11/25/2004	1,121,074,929	3,741,567	3.91
15	12/25/2004	1,095,492,538	3,647,407	3.90
16	1/25/2005	1,070,492,844	3,394,057	3.72
17	2/25/2005	1,046,062,542	3,226,324	3.62
18	3/25/2005	1,022,188,632	3,328,711	3.82
19	4/25/2005	998,858,413	2,924,364	3.43
20	5/25/2005	976,059,473	2,868,441	3.45
21	6/25/2005	953,779,687	2,639,576	3.25
22	7/25/2005	932,007,207	2,593,511	3.26
23	8/25/2005	910,730,456	2,376,590	3.06
24	9/25/2005	889,938,122	2,251,135	2.97
25	10/25/2005	869,739,171	2,742,485	3.70
26	11/25/2005	849,997,337	2,507,885	3.46
27	12/25/2005	830,702,252	2,471,433	3.49
28	1/25/2006	811,843,783	2,251,840	3.25
29	2/25/2006	793,412,031	2,126,945	3.14
30	3/25/2006	775,397,319	2,298,117	3.48
31	4/25/2006	757,856,317	2,344,921	3.63
32	5/25/2006	740,710,728	2,323,323	3.68
33	6/25/2006	723,951,622	2,115,392	3.43
34	7/25/2006	707,570,266	2,101,953	3.48
35	8/25/2006	691,558,130	1,901,447	3.22
36	9/25/2006	675,906,978	1,802,286	3.13
37	10/25/2006	660,631,584	2,032,553	3.61
38	11/25/2006	645,699,941	1,851,631	3.36
39	12/25/2006	631,104,298	1,864,273	3.46
40	1/25/2007	616,837,081	1,693,453	3.22
41	2/25/2007	602,890,886	1,611,974	3.14
42	3/25/2007	589,258,554	1,800,204	3.58
43	4/25/2007	575,953,077	1,618,599	3.30
44	5/25/2007	562,946,524	1,628,586	3.39
45	6/25/2007	550,232,170	1,471,104	3.14
46	7/25/2007	537,803,440	1,487,674	3.24
47	8/25/2007	525,653,907	1,336,260	2.98
48	9/25/2007	513,777,336	1,273,012	2.91
49	10/25/2007	502,173,284	1,448,005	3.38

50	11/25/2007	490,829,759	1,311,240	3.13
51	12/25/2007	479,740,905	1,331,758	3.26
52	1/25/2008	468,900,998	1,199,726	3.00
53	2/25/2008	458,304,443	1,148,517	2.94
54	3/25/2008	447,945,784	1,247,453	3.27
55	4/25/2008	437,829,700	1,132,338	3.03
56	5/25/2008	427,940,497	1,156,998	3.17
57	6/25/2008	418,273,082	1,039,739	2.92
58	7/25/2008	408,822,478	1,064,677	3.05
59	8/25/2008	399,583,819	953,104	2.80
60	9/25/2008	390,552,352	912,556	2.74
61	10/25/2008	381,725,086	1,027,337	3.16
62	11/25/2008	373,095,744	925,492	2.91
63	12/25/2008	364,659,886	951,806	3.06
64	1/25/2009	356,413,173	854,134	2.81
65	2/25/2009	348,351,364	820,653	2.76
66	3/25/2009	340,470,318	967,603	3.33
67	4/25/2009	332,771,660	802,973	2.83
68	5/25/2009	325,245,500	829,965	2.99
69	6/25/2009	317,887,975	742,654	2.74
70	7/25/2009	310,695,307	769,564	2.91
71	8/25/2009	303,663,802	686,536	2.65
72	9/25/2009	296,789,855	659,448	2.61
73	10/25/2009	290,070,450	737,294	2.98
74	11/25/2009	283,501,600	661,084	2.73
75	12/25/2009	277,079,934	686,451	2.91
76	1/25/2010	270,802,157	614,178	2.66
77	2/25/2010	264,665,048	591,950	2.62
78	3/25/2010	258,665,462	712,075	3.23
79	4/25/2010	252,803,508	575,036	2.67
80	5/25/2010	247,072,851	600,039	2.85
81	6/25/2010	241,470,552	534,648	2.60
82	7/25/2010	235,993,742	565,052	2.81
83	8/25/2010	230,639,615	508,851	2.59
84	9/25/2010	225,405,427	496,425	2.58
85	10/25/2010	220,288,689	526,289	2.80
86	11/25/2010	215,286,578	473,845	2.58
87	12/25/2010	210,396,532	501,004	2.79
88	1/25/2011	205,616,045	450,948	2.57
89	2/25/2011	200,942,669	439,912	2.57
90	3/25/2011	196,374,009	537,640	3.21
91	4/25/2011	191,907,744	418,772	2.56
92	5/25/2011	187,541,567	443,052	2.77
93	6/25/2011	183,273,241	398,502	2.55
94	7/25/2011	179,100,579	421,718	2.76
95	8/25/2011	175,021,445	379,200	2.54
96	9/25/2011	171,033,749	369,897	2.54
97	10/25/2011	167,135,448	391,602	2.75
98	11/25/2011	163,324,545	351,961	2.53
99	12/25/2011	159,599,088	372,712	2.74
100	1/25/2012	155,957,169	334,882	2.52
101	2/25/2012	152,396,922	326,652	2.51
		0	373,476	

NCHET 2003-4

Forward LIBOR +150

First 12mos avg:	3.33
To Call avg:	2.42

Period Total	Date	Balance	Excess Interest ($)	Excess Interest (%)
0	9/22/2003	1,502,868,599	0	
1	10/25/2003	1,475,433,107	5,933,697	4.74
2	11/25/2003	1,448,030,607	4,108,914	3.34
3	12/25/2003	1,420,647,365	4,133,368	3.43
4	1/25/2004	1,393,272,144	3,866,651	3.27
5	2/25/2004	1,365,896,225	3,799,235	3.27
6	3/25/2004	1,338,513,424	3,933,610	3.46
7	4/25/2004	1,311,120,091	3,581,931	3.21
8	5/25/2004	1,283,715,098	3,602,660	3.30
9	6/25/2004	1,256,299,812	3,364,055	3.14
10	7/25/2004	1,228,878,058	3,222,143	3.08
11	8/25/2004	1,201,456,062	2,996,094	2.93
12	9/25/2004	1,174,042,591	2,853,876	2.85
13	10/25/2004	1,147,253,634	2,609,085	2.67
14	11/25/2004	1,121,074,929	2,332,710	2.44
15	12/25/2004	1,095,492,538	2,316,929	2.48
16	1/25/2005	1,070,492,844	2,050,912	2.25
17	2/25/2005	1,046,062,542	1,914,917	2.15
18	3/25/2005	1,022,188,632	2,174,381	2.49
19	4/25/2005	998,858,413	1,674,283	1.97
20	5/25/2005	976,059,473	1,688,034	2.03
21	6/25/2005	953,779,687	1,448,062	1.78
22	7/25/2005	932,007,207	1,468,460	1.85
23	8/25/2005	910,730,456	1,241,008	1.60
24	9/25/2005	889,938,122	1,142,568	1.51
25	10/25/2005	869,739,228	1,696,232	2.29
26	11/25/2005	849,997,447	1,451,752	2.00
27	12/25/2005	830,702,413	1,474,207	2.08
28	1/25/2006	811,843,994	1,245,252	1.80
29	2/25/2006	793,412,288	1,144,293	1.69
30	3/25/2006	775,397,621	1,433,339	2.17
31	4/25/2006	757,873,833	1,545,503	2.39
32	5/25/2006	740,744,713	1,572,916	2.49
33	6/25/2006	724,001,353	1,353,542	2.19
34	7/25/2006	707,635,046	1,386,863	2.30
35	8/25/2006	691,637,282	1,175,496	1.99
36	9/25/2006	675,999,847	1,093,682	1.90
37	10/25/2006	660,771,421	1,676,198	2.98
38	11/25/2006	645,884,693	1,471,983	2.67
39	12/25/2006	631,331,977	1,518,260	2.82
40	1/25/2007	617,105,764	1,329,716	2.53
41	2/25/2007	603,198,712	1,255,935	2.44
42	3/25/2007	589,603,721	1,523,459	3.03
43	4/25/2007	576,336,632	1,339,594	2.73
44	5/25/2007	563,366,686	1,378,181	2.87
45	6/25/2007	550,687,215	1,203,438	2.56
46	7/25/2007	538,291,699	1,247,367	2.72
47	8/25/2007	526,173,767	1,079,461	2.41
48	9/25/2007	514,327,247	1,021,563	2.33
49	10/25/2007	502,751,272	1,227,196	2.86

50	11/25/2007	491,434,390	1,074,925	2.57
51	12/25/2007	480,370,792	1,119,825	2.73
52	1/25/2008	469,554,801	972,979	2.43
53	2/25/2008	458,980,865	926,408	2.37
54	3/25/2008	448,643,601	1,066,711	2.79
55	4/25/2008	438,546,205	925,390	2.48
56	5/25/2008	428,674,596	971,739	2.66
57	6/25/2008	419,023,717	842,660	2.36
58	7/25/2008	409,588,628	886,820	2.54
59	8/25/2008	400,364,498	765,977	2.24
60	9/25/2008	391,346,620	730,311	2.19
61	10/25/2008	382,531,758	860,951	2.64
62	11/25/2008	373,913,946	749,451	2.35
63	12/25/2008	365,488,776	792,085	2.54
64	1/25/2009	357,251,938	686,708	2.25
65	2/25/2009	349,199,219	657,352	2.21
66	3/25/2009	341,326,506	845,323	2.90
67	4/25/2009	333,634,307	647,761	2.28
68	5/25/2009	326,113,960	687,328	2.47
69	6/25/2009	318,761,624	594,984	2.19
70	7/25/2009	311,573,546	633,824	2.39
71	8/25/2009	304,546,054	546,614	2.11
72	9/25/2009	297,675,563	523,277	2.06
73	10/25/2009	290,958,988	609,147	2.46
74	11/25/2009	284,392,459	528,577	2.18
75	12/25/2009	277,972,624	564,369	2.38
76	1/25/2010	271,696,208	488,398	2.11
77	2/25/2010	265,560,007	469,396	2.07
78	3/25/2010	259,560,895	616,305	2.78
79	4/25/2010	253,698,388	458,761	2.12
80	5/25/2010	247,966,806	491,868	2.33
81	6/25/2010	242,363,229	424,227	2.05
82	7/25/2010	236,884,801	461,689	2.29
83	8/25/2010	231,528,729	403,130	2.04
84	9/25/2010	226,292,286	392,979	2.04
85	10/25/2010	221,172,965	429,366	2.28
86	11/25/2010	216,167,987	374,818	2.03
87	12/25/2010	211,274,803	408,189	2.27
88	1/25/2011	206,490,920	356,148	2.02
89	2/25/2011	201,813,901	347,159	2.02
90	3/25/2011	197,241,363	462,880	2.75
91	4/25/2011	192,771,006	330,052	2.01
92	5/25/2011	188,400,522	359,901	2.24
93	6/25/2011	184,127,686	313,581	2.00
94	7/25/2011	179,950,322	342,128	2.23
95	8/25/2011	175,866,302	297,920	1.99
96	9/25/2011	171,873,546	290,381	1.98
97	10/25/2011	167,970,021	317,079	2.21
98	11/25/2011	164,153,738	275,862	1.97
99	12/25/2011	160,422,755	301,392	2.20
100	1/25/2012	156,775,170	262,058	1.96
101	2/25/2012	153,209,126	255,413	1.96
		0	310,434	

(1) run with cap cashflows, but subject to Maximum Rate

Period	Date	6mL = 1.18 1mL = 1.12 **Class A1 NWC**	6mL = 20.0 1mL = 20.0 **Class A1 NWC**	(1) 6mL = 20.0 1mL = 20.0 **Class A1 NWC**	6mL = 1.18 1mL = 1.12 **Class A2 NWC**	6mL = 20.0 1mL = 20.0 **Class A2 NWC**	(1) 6mL = 20.0 1mL = 20.0 **Class A2 NWC**	6mL = 1.18 1mL = 1.12 **Class M NWC**	6mL = 20.0 1mL = 20.0 **Class M NWC**	(1) 6mL = 20.0 1mL = 20.0 **Class M NWC**
0	09/22/03									
1	10/25/03	6.09	6.09	10.35	5.61	5.61	10.72	5.97	5.97	10.44
2	11/25/03	6.49	6.51	11.02	5.97	6.11	11.41	6.36	6.41	11.11
3	12/25/03	6.70	6.75	11.38	6.17	6.45	11.79	6.57	6.68	11.48
4	01/25/04	6.49	6.56	11.02	5.97	6.38	11.41	6.36	6.51	11.11
5	02/25/04	6.49	6.58	11.02	5.97	6.52	11.41	6.36	6.56	11.11
6	03/25/04	6.94	7.03	11.77	6.38	6.97	12.19	6.80	7.02	11.88
7	04/25/04	6.49	6.58	11.01	5.97	6.52	11.41	6.36	6.56	11.11
8	05/25/04	6.70	6.80	11.38	6.17	6.74	11.79	6.57	6.78	11.48
9	06/25/04	6.49	6.58	11.01	5.97	6.53	11.40	6.36	6.56	11.11
10	07/25/04	6.70	6.80	11.38	6.17	6.74	11.78	6.57	6.78	11.48
11	08/25/04	6.49	6.58	11.01	5.97	6.53	11.40	6.36	6.57	11.11
12	09/25/04	6.49	6.58	11.01	5.97	6.53	11.40	6.36	6.57	11.10
13	10/25/04	6.70	6.80	11.37	6.17	6.74	11.78	6.57	6.78	11.47
14	11/25/04	6.49	6.58	11.00	5.97	6.53	11.39	6.36	6.57	11.10
15	12/25/04	6.70	6.80	11.36	6.16	6.74	11.77	6.57	6.78	11.46
16	01/25/05	6.49	6.58	10.98	5.97	6.53	11.38	6.36	6.56	11.08
17	02/25/05	6.49	6.58	10.97	5.97	6.52	11.37	6.36	6.56	11.07
18	03/25/05	7.18	7.28	12.12	6.60	7.22	12.57	7.04	7.27	12.23
19	04/25/05	6.49	6.58	10.93	5.97	6.52	11.34	6.36	6.56	11.03
20	05/25/05	6.70	6.80	11.27	6.16	6.74	11.69	6.57	6.78	11.38
21	06/25/05	6.49	6.58	10.88	5.97	6.52	11.29	6.36	6.56	10.98
22	07/25/05	6.71	6.80	11.22	6.16	6.73	11.65	6.57	6.78	11.32
23	08/25/05	6.49	6.58	10.83	5.96	6.51	11.25	6.36	6.56	10.93
24	09/25/05	6.49	6.58	10.80	5.96	6.51	11.23	6.36	6.56	10.91
25	10/25/05	6.72	7.70	11.13	6.26	7.71	11.58	6.60	7.70	11.24
26	11/25/05	6.50	7.44	10.75	6.06	7.45	11.18	6.39	7.45	10.86
27	12/25/05	6.72	7.69	11.08	6.26	7.69	11.53	6.60	7.69	11.19
28	01/25/06	6.50	7.43	10.69	6.06	7.44	11.13	6.39	7.43	10.80
29	02/25/06	6.50	7.43	10.67	6.06	7.43	11.11	6.39	7.43	10.78
30	03/25/06	7.20	8.21	11.78	6.71	8.22	12.28	7.08	8.22	11.90
31	04/25/06	6.50	8.25	10.61	6.06	8.34	11.06	6.39	8.28	10.73
32	05/25/06	6.72	8.52	10.94	6.26	8.61	11.41	6.60	8.54	11.06
33	06/25/06	6.50	8.23	10.56	6.06	8.32	11.02	6.39	8.25	10.67
34	07/25/06	6.72	8.49	10.88	6.26	8.59	11.36	6.60	8.52	11.00
35	08/25/06	6.50	8.21	10.50	6.05	8.30	10.97	6.39	8.23	10.62
36	09/25/06	6.50	8.20	10.48	6.05	8.29	10.94	6.39	8.22	10.59
37	10/25/06	6.72	9.32	10.80	6.26	9.52	11.28	6.61	9.37	10.92
38	11/25/06	6.50	9.00	10.42	6.06	9.20	10.90	6.39	9.05	10.54
39	12/25/06	6.72	9.28	10.74	6.26	9.49	11.23	6.61	9.33	10.86
40	01/25/07	6.50	8.96	10.37	6.06	9.17	10.85	6.39	9.02	10.49
41	02/25/07	6.50	8.95	10.34	6.06	9.15	10.82	6.39	9.00	10.46
42	03/25/07	7.20	9.89	9.89	6.70	10.12	10.12	7.08	9.94	9.94
43	04/25/07	6.50	9.71	9.71	6.05	10.03	10.03	6.40	9.79	9.79
44	05/25/07	6.72	10.01	10.01	6.26	10.34	10.34	6.61	10.09	10.09
45	06/25/07	6.50	9.66	9.66	6.05	9.99	9.99	6.40	9.74	9.74
46	07/25/07	6.72	9.96	9.96	6.25	10.30	10.30	6.61	10.04	10.04
47	08/25/07	6.50	9.62	9.62	6.05	9.94	9.94	6.40	9.70	9.70
48	09/25/07	6.50	9.59	9.59	6.05	9.93	9.93	6.40	9.67	9.67
49	10/25/07	6.72	10.42	10.42	6.25	10.86	10.86	6.61	10.53	10.53

50	11/25/07	6.50	10.06	10.06	6.05	10.48	10.48	6.40	10.16	10.16
51	12/25/07	6.72	10.37	10.37	6.25	10.80	10.80	6.61	10.47	10.47
52	01/25/08	6.50	10.01	10.01	6.05	10.43	10.43	6.40	10.11	10.11
53	02/25/08	6.50	9.98	9.98	6.05	10.40	10.40	6.40	10.08	10.08
54	03/25/08	6.95	10.64	10.64	6.46	11.10	11.10	6.84	10.75	10.75
55	04/25/08	6.50	9.95	9.95	6.05	10.39	10.39	6.40	10.05	10.05
56	05/25/08	6.72	10.25	10.25	6.25	10.71	10.71	6.61	10.36	10.36
57	06/25/08	6.50	9.89	9.89	6.04	10.34	10.34	6.40	10.00	10.00
58	07/25/08	6.72	10.19	10.19	6.24	10.66	10.66	6.61	10.30	10.30
59	08/25/08	6.50	9.84	9.84	6.04	10.29	10.29	6.40	9.94	9.94
60	09/25/08	6.50	9.81	9.81	6.04	10.26	10.26	6.40	9.92	9.92
61	10/25/08	6.72	10.12	10.12	6.25	10.61	10.61	6.61	10.24	10.24
62	11/25/08	6.50	9.77	9.77	6.04	10.24	10.24	6.40	9.88	9.88
63	12/25/08	6.72	10.07	10.07	6.24	10.55	10.55	6.61	10.18	10.18
64	01/25/09	6.50	9.72	9.72	6.04	10.18	10.18	6.40	9.82	9.82
65	02/25/09	6.50	9.69	9.69	6.04	10.15	10.15	6.40	9.80	9.80
66	03/25/09	7.20	10.70	10.70	6.69	11.21	11.21	7.08	10.82	10.82
67	04/25/09	6.50	9.63	9.63	6.04	10.11	10.11	6.40	9.74	9.74
68	05/25/09	6.72	9.93	9.93	6.24	10.41	10.41	6.61	10.04	10.04
69	06/25/09	6.50	9.58	9.58	6.04	10.05	10.05	6.40	9.69	9.69
70	07/25/09	6.72	9.87	9.87	6.24	10.36	10.36	6.61	9.99	9.99
71	08/25/09	6.50	9.53	9.53	6.04	10.00	10.00	6.40	9.64	9.64
72	09/25/09	6.50	9.50	9.50	6.04	9.97	9.97	6.40	9.61	9.61
73	10/25/09	6.72	9.79	9.79	6.24	10.28	10.28	6.61	9.90	9.90
74	11/25/09	6.50	9.45	9.45	6.03	9.92	9.92	6.40	9.56	9.56
75	12/25/09	6.72	9.74	9.74	6.23	10.22	10.22	6.61	9.85	9.85
76	01/25/10	6.50	9.40	9.40	6.03	9.86	9.86	6.40	9.50	9.50
77	02/25/10	6.50	9.37	9.37	6.03	9.83	9.83	6.40	9.48	9.48
78	03/25/10	7.20	10.34	10.34	6.68	10.85	10.85	7.08	10.46	10.46
79	04/25/10	6.50	9.32	9.32	6.03	9.78	9.78	6.40	9.42	9.42
80	05/25/10	6.72	9.60	9.60	6.23	10.08	10.08	6.61	9.71	9.71
81	06/25/10	6.50	9.26	9.26	6.03	9.72	9.72	6.40	9.37	9.37
82	07/25/10	6.72	9.55	9.55	6.23	10.02	10.02	6.61	9.65	9.65
83	08/25/10	6.50	9.21	9.21	6.03	9.67	9.67	6.40	9.32	9.32
84	09/25/10	6.50	9.19	9.19	6.02	9.64	9.64	6.40	9.29	9.29
85	10/25/10	6.72	9.47	9.47	6.22	9.94	9.94	6.61	9.57	9.57
86	11/25/10	6.50	9.14	9.14	6.02	9.59	9.59	6.40	9.24	9.24
87	12/25/10	6.72	9.41	9.41	6.22	9.88	9.88	6.61	9.52	9.52

	A	B	C	D	E	F
1	**NC2003-4_TS, Class M3**					
2						
3	**Tranche Information**					
4						
5	Tranche	M3				
6	Coupon	3.2200				
7	Orig Balance	22,543,000.00				
8	Orig Moody's	A3				
9	Orig S&P	A-				
10	Delay	0				
11	Accrual Date	09/22/2003				
12	Orig Support (%)	6.00				
13	Daycount	Actual/360				
14						
15	**Price/Yield**					
16	Given: Price		100 PPC, 9.225 CDR,40%Sev,DSCR <0,Adv100...	100 PPC, 7.313 CDR,50%Sev,DSCR <0,Adv100...		
17	100.0000	Price	100.0000	100.0000		
18		Yield	7.2902	7.2912		
19		Disc Margin	234	235		
20		WAL	18.23	18.15		
21		Mod Durn	10.602	10.578		
22		Mod Convexity	1.537	1.529		
23		Principal Window	Sep18 to Sep33	Aug18 to Sep33		
24		Principal Writedown	17,133.12 (0.08%)	6,692.11 (0.03%)		
25		Maturity #mos	360	360		
26		Total Collat Loss w/ History(Forecasted)	215,540,083.18 (14.34%)	212,422,130.09 (14.13%)		
27		Total Collat Liquidation(Forecasted)	538,850,207.94 (35.85%)	424,844,260.18 (28.27%)		
28		LIBOR_1MO	1.12 1.1392 1.1581 1.2086 1.19986...	1.12 1.1392 1.1581 1.2086 1.19986...		
29		LIBOR_6MO	1.18 1.2008 1.2228 1.2492 1.29943...	1.18 1.2008 1.2228 1.2492 1.29943...		
30		Prepay Rate	100 PPC	100 PPC		
31		Default Rate	9.225 CDR	7.313 CDR		
32		Default Severity(%)	40	50		
33		Advance (% of P&I)	100	100		
34		Recovery Lag	12	12		
35		Delinq. Rate	100	100		
36		Opt Redem	N	N		